                                                       REGISTRATION NO. 33-88388

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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                        VENTURA COUNTY NATIONAL BANCORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 CALIFORNIA                                      77-0038387
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

                              500 ESPLANADE DRIVE
                            OXNARD, CALIFORNIA 93030
                                 (805) 981-2600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                RICHARD S. CUPP
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                        VENTURA COUNTY NATIONAL BANCORP
                              500 ESPLANADE DRIVE
                            OXNARD, CALIFORNIA 93030
                                 (805) 981-2600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:

           WILLIAM T. QUICKSILVER                           OMER S. J. WILLIAMS
          MANATT, PHELPS & PHILLIPS                       THACHER PROFFITT & WOOD
         11355 W. OLYMPIC BOULEVARD                        TWO WORLD TRADE CENTER
            LOS ANGELES, CA 90064                         NEW YORK, NEW YORK 10048

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

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

                        VENTURA COUNTY NATIONAL BANCORP

                             CROSS-REFERENCE SHEET

 ITEM           REGISTRATION STATEMENT
 NO.               ITEM AND HEADING                          CAPTION IN PROSPECTUS
 ----           ----------------------                       ---------------------
  1.  Forepart of the Registration Statement and
       Outside Front Cover Page of
       Prospectus...............................  Forepart of the Registration Statement and
                                                   Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
       of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                   of Prospectus
  3.  Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges.......  Prospectus Summary; The Company; Risk
                                                   Factors
  4.  Use of Proceeds...........................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price...........  The Rights Offering
  6.  Dilution..................................  Risk Factors; The Rights Offering
  7.  Selling Security Holders..................  *
  8.  Plan of Distribution......................  Outside Front Cover Page of Prospectus;
                                                   Prospectus Summary; The Rights Offering;
                                                   Plan of Distribution
  9.  Description of Securities to be
       Registered...............................  Prospectus Summary; The Rights Offering;
                                                   Description of Capital Stock
 10.  Interests of Named Experts and Counsel....  *
 11.  Information with Respect to the
       Registrant...............................  Available Information; Documents
                                                   Incorporated by Reference; Prospectus
                                                   Summary; Risk Factors; The Company;
                                                   Capitalization; Market Price of Common
                                                   Stock and Dividends; Management's
                                                   Discussion and Analysis of Financial
                                                   Condition; Supervision and Regulation
                                                   and Results of Operations; Business;
                                                   Consolidated Financial Statements
 12.  Incorporation of Certain Information by
       Reference................................  Documents Incorporated by Reference
 13.  Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities..............................  *

- --------
* Item not applicable.

                                EXPLANATORY NOTE

  This Registration Statement contains a Prospectus relating to an offering (the "Rights Offering") to holders of record of Ventura County National Bancorp's Common Stock, no par value ("Common Stock"), pursuant to transferable rights to purchase shares of Common Stock, together with separate prospectus pages relating to an offering of shares of Common Stock to potential Standby Purchasers. The Prospectus for the Rights Offering follows immediately. After such Prospectus are the following alternate pages for the Standby Purchasers: a front cover page, "Minimum Condition" and "Standby Purchase Agreements" sections of the Prospectus Summary, a "Minimum Condition", "Tax Limitation" and "Standby Purchase Agreements" sections of the Rights Offering and a "Standby Purchase Agreements" Section. All other pages of the Prospectus for the Rights Offering are to be used for both the Rights Offering and the offering to Standby Purchasers.

  Ten copies of the complete Prospectus for each of the Rights Offering and the offering to Standby Purchasers in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT IS + +DECLARED EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS       SUBJECT TO COMPLETION, DATED MAY 9, 1995
                       VENTURA COUNTY    NATIONAL BANCORP

            [LOGO OF VENTURA COUNTY NATIONAL BANCORP APPEARS HERE]

                           COMMON STOCK, NO PAR VALUE

                                  SHARES (MINIMUM)

                                  SHARES (MAXIMUM)

  Ventura County National Bancorp (on an unconsolidated basis, "Parent" and on a consolidated basis, the "Company") is hereby distributing to the holders of record at the close of business on May 10, 1995 (the "Record Date") transferable rights (the "Rights") to subscribe for and purchase up to
$4,500,000 (          shares) of common stock, no par value ("Common Stock")
for a cash price of $      per share (the "Subscription Price"), subject to
reduction by the Company under certain circumstances. Holders of Rights ("Rights Holders") will be able to exercise their Rights until 5:00 p.m., Pacific time, on June 21, 1995, unless extended by the Company (the "Expiration Time").

  Each holder of Common Stock on the Record Date ("Record Date Holder") will
receive one right for each      shares of Common Stock held of record on the
Record Date. In lieu of fractional Rights, the aggregate number of Rights issuable by the Company to a shareholder will be rounded up to the next whole number. Each Right entitles the Rights Holder to subscribe for one share (the "Underlying Shares") of Common Stock (the "Basic Subscription Privilege"). Each Record Date Holder who fully exercises the Basic Subscription Privilege will also be eligible to subscribe for additional shares of Common Stock (the "Excess Shares") that are not otherwise subscribed for pursuant to the exercise of the Basic Subscription Privilege, subject to availability, proration and reduction by the Company under certain circumstances (the "Oversubscription Privilege"). The Oversubscription Privilege is not transferable. A Rights Holder's election to exercise the Oversubscription Privilege must be made at the time the Basic Subscription Privilege is exercised. Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. The Rights will be evidenced by transferable certificates.


  The Company has entered into Standby Purchase Agreements, pursuant to which certain institutional investors and high net worth individuals (the "Standby Purchasers") have severally agreed, subject in each case to a maximum standby commitment and certain conditions, to acquire from the Company at the
Subscription Price $4,500,000 (          shares) of Common Stock, if any,
available after the exercise of the Basic Subscription Privilege and the Oversubscription Privilege. Such Standby Purchasers have agreed to purchase and the Company has agreed to sell, and has guaranteed the availability of, an
aggregate minimum of $2,000,000 (        shares) of Common Stock ("Additional
Shares") to such persons at the Subscription Price if a sufficient number of shares of Common Stock is not available after the exercise of the Basic Subscription Privilege and the Oversubscription Privilege to satisfy the purchase commitments of the Standby Purchasers (the "Minimum Standby Obligation"). The Additional Shares are being offered to Standby Purchasers only.

                                                        (continued on next page)

THE PURCHASE OF COMMON STOCK IN THE OFFERING INVOLVES A SIGNIFICANT DEGREE OF INVESTMENT RISK. HOLDERS OF RIGHTS AND PROSPECTIVE PURCHASERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC") OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONER NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                               SUBSCRIPTION        UNDERWRITERS'        PROCEEDS TO
                                                   PRICE          COMMISSIONS(1)        COMPANY(2)
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
Per Share..................................
Total Minimum(3)...........................
Total Maximum(4)...........................
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) Sandler O'Neill & Partners L.P. ("Sandler O'Neill") will receive 1.5% of the gross proceeds for Common Stock sold in the Offering pursuant to the exercise of Rights by directors and officers of the Company and principals and officers of Sandler O'Neill ("Interested Persons"), 3% of the gross proceeds of the Offering pursuant to the exercise of Rights by persons other than Interested Persons and 5% of the aggregate value of funds committed by Standby Purchasers. In addition, Sandler O'Neill has received a nonrefundable financial advisory fee of $25,000. In addition, the Company has agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses, including fees of counsel, and has agreed to indemnify Sandler O'Neill against certain liabilities under the Securities Act of 1933.

(2) Before deducting expenses of this Offering payable by the Company estimated
    at $         .

(3) The Total Minimum Subscription Price and the Total Minimum Proceeds to the
    Company assume the purchase of           shares.

(4) The Total Maximum Subscription Price and the Total Maximum Proceeds to the
    Company assume the purchase of           shares.

                        SANDLER O'NEILL & PARTNERS, L.P.

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1995

  The primary purpose of this Offering is to increase the capital bases of the Company and each of its subsidiaries to permit growth in a post recessionary environment. Additional capital will enable Ventura County National Bank ("Ventura"), a subsidiary of Parent, to meet the requirements of the Formal Agreement between Ventura and the Office of the Comptroller of the Currency (the "OCC"). The Formal Agreement requires that Ventura achieve and maintain a 7.0% leverage capital ratio and a 12.0 % Tier 1 risk-based capital ratio. As of December 31, 1994, approximately $1.4 million additional capital was necessary for Ventura to meet the capital requirements of the Formal Agreement. The Formal Agreement also requires Ventura to seek reimbursement of approximately $3.4 million in interest paid in connection with deposits of funds from commercial paper sold by Parent ("Reimbursement of Interest").

  The Offering is conditioned upon the receipt by the Company of minimum Offering proceeds of $4,500,000 (the "Minimum Condition"). Parent intends to use the proceeds of this Offering to satisfy Ventura's requirement to seek Reimbursement of Interest and to retire Parent's outstanding notes payable in the principal amount of $125,000 (the "Notes"). The Reimbursement of Interest by Parent will also result in an increase in Ventura's capital to levels which will comply with the capital requirements of the Formal Agreement. To the extent that there are net offering proceeds in excess of the amount necessary to satisfy the Reimbursement of Interest requirement and to retire the Notes, the first $500,000 of such additional funds will be retained by the Parent for its liquidity needs and, thereafter, Parent may make additional capital contributions to Ventura or the Company's other bank subsidiary, Frontier Bank, N.A. ("Frontier"), or both. The Company anticipates that the net proceeds, if any, contributed to Ventura or Frontier will ultimately be invested in earning assets. In the event the Minimum Condition is not achieved, any funds that have been deposited with the Subscription Agent will be returned, without interest. See "Use of Proceeds."

  The Common Stock is traded in the over-the-counter market and included for quotation in the National Association of Securities Dealers Automated Quotation System National Market System (the "Nasdaq National Market") under the symbol "VCNB". On May 5, 1995, the closing sales price of the Common Stock, as quoted through the NASDAQ National Market, was $2.75. It is anticipated that the Rights will be quoted through the NASDAQ National Market under the symbol "VCNBR" through the close of trading on the day prior to the Expiration Time. There has been no prior market for the Rights and no assurance can be given that a market will develop or, if a market develops, that such market will remain through the Rights Offering. After the Expiration Time, the Rights will no longer be exercisable and will have no value. Accordingly, Rights Holders are strongly urged either to exercise or sell their Rights.

                        Ventura County National Bancorp

CORPORATE HEADQUARTERS
   500 Esplanade Drive
   Oxnard, CA 93030








                                     [MAP]



                              Location of Offices
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         Ventura County National Bank                       Frontier Bank
- ----------------------------------------------------    ------------------------
   Oxnard Branch             Ventura Branch             La Palma Headquarters
500 Esplanade Drive        4730 Telephone Road          One Centerpointe Drive
 Oxnard, CA 93030           Ventura, CA 93003             La Palma, CA 90623

   Camarillo Branch          Westlake Village              Wilmington Branch
502 North La Posas Road     2655 Townsgate Road         1000 Avalon Boulevard
 Camarillo, CA 93010      Westlake Village, CA 91361     Wilmington, CA 90744

  IN CONNECTION WITH THIS OFFERING, SANDLER O'NEILL MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AND THE RIGHTS AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the information, reporting and proxy statement requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices located at Room 1228, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Items of information omitted from this Prospectus, but contained in the Registration Statement, may be obtained at prescribed rates or inspected without charge at the offices of the Commission set forth above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission under the Exchange Act are incorporated herein by reference and made a part hereof; (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by a Form 10K/A filed April 15, 1995, and (ii) all other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act by the Company after December 31, 1994.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents. Requests should be directed to Ventura County National Bancorp, 500 Esplanade Drive, Oxnard, California 93030, Attention: Nancy Jackson, Senior Vice President/Administration and Investor Relations, (805) 981-2744.

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and consolidated financial statements and notes thereto set forth elsewhere in this Prospectus.

THE COMPANY

  The Company is a registered bank holding company conducting business through its two subsidiary banks, Ventura County National Bank ("Ventura") and Frontier Bank, N.A. ("Frontier"). (Ventura and Frontier are sometimes collectively referred to herein as the "Banks.") At December 31, 1994, the Company had total consolidated assets of $257.8 million, total consolidated deposits of 236.3 million and total consolidated shareholders' equity of $19.1 million. The principal executive offices of the Company are located at 500 Esplanade Drive, Oxnard, California 93030, and its telephone number at that address is (805) 981-2600.

THE BANKS

  The Banks are both national banking associations operating in Southern California. Ventura conducts its banking operations through four branch offices located in Ventura County, California, approximately 60 miles northwest of downtown Los Angeles. Ventura's headquarters are located in Oxnard, California, and its branch offices are located in Oxnard, Ventura, Camarillo and Westlake Village. Frontier is based in La Palma in northwestern Orange County and has a branch office in Wilmington in southern Los Angeles County. The Banks provide commercial banking services to small to medium sized businesses, professional firms and individuals in their market areas.

BACKGROUND

  During the 1980s, the Company grew substantially, internally and through mergers, to a high of $400.2 million of assets at December 31, 1992. In addition to its core lending business, the Company organized subsidiaries (all of which are now inactive and in the process of being dissolved) for a variety of purposes, including providing data processing services to third parties, insurance premium financing, venture capital, leasing and commercial financing.

  Beginning in 1991, the Company experienced significant declines in earnings, culminating with a net loss of $12.1 million for 1993. In addition, the Company's nonperforming assets increased from $3.1 million at December 31, 1990 to a high of $25.2 million at March 31, 1994. Frontier consented to the issuance of a Consent Order by the Office of the Comptroller of the Currency (the "OCC") in March 1993 which replaced a Memorandum of Understanding ("MOU") entered into between Frontier and the OCC in January 1992 (the "1992 MOU"), and Ventura entered into a Formal Agreement with the OCC in March 1993. As a result of the deterioration in the financial condition of the Banks, Parent entered into a Memorandum of Understanding ("MOU") with the Federal Reserve Bank of San Francisco (the "Reserve Bank") in December 1993. These regulatory actions have affected virtually every area of Parent's and the Banks' operations, imposed on the Banks higher minimum regulatory capital requirements than would otherwise be applicable and restricted the ability of the Company to pay dividends. See "Risk Factors--Regulatory Agreements and Capital Requirements," "The Company" and "Supervision and Regulation--Potential and Existing Enforcement Actions."

RESPONSIVE MEASURES

  In September 1993, new management brought in by the Board of Directors developed and began to implement a plan to address the major concerns confronting the Banks and restore core profitability. This plan consisted of
(1) improving management, (2) reducing nonperforming and classified assets, (3) improving asset quality, (4) reducing other expenses, (5) improving liquidity and (6) increasing capital ratios. Management believes that the Company has made significant progress in implementing the plan, each of which is summarized below:

  . Improved Management. Parent and the Banks have experienced a complete change in senior management since 1992, including the hiring of Richard
     S. Cupp as President and Chief Executive Officer of Parent and Ventura in July 1993 and the hiring of Kathleen L. Kellogg as President and Chief Executive Officer of Frontier in November 1994. These new management teams, at the direction of the Parent's and the Banks' Boards of Directors and pursuant to the Consent Order, the Formal Agreement and the MOU, have undertaken a revision of policies, procedures and reporting mechanisms in practically every area of operation.

  . Reduced Nonperforming and Classified Assets. Management has sought to reduce the level of nonperforming assets through collections, writedowns and sales of other real estate owned ("REO") and nonperforming loans. To aid in that objective, in May 1994, the Company completed a bulk sale of $14.1 million in nonperforming loans. The result has been a reduction in nonperforming assets from $25.2 million or 7.96% of total assets at March 31, 1994 to $11.2 million or 4.33% of total assets at December 31, 1994. See "Business--Classified Assets and Nonperforming Assets."

  . Improved Asset Quality. The Company has reorganized and strengthened credit administration and internal asset review and supplemented its internal activities by hiring an external loan review firm to evaluate and review the risk grades of loans. In addition, the Company has adopted new or revised policies, procedures and systems with respect to all aspects of lending and has curtailed lending to finance income-producing properties, the type of lending that represents the greatest component of the Company's classified assets at December 31, 1994. Moreover, the OCC completed examinations of Ventura as of September 30, 1994 and Frontier as of June 30, 1994. The results of these examinations displayed improvement in the Banks' condition. In addition, the OCC indicated that Ventura's loan loss reserves were adequate at the time of its examination. In connection with its examination of Frontier, the OCC required changes in the risk grading of certain credits which resulted in an additional provision for loan losses of $200,000 during 1994. See "Business--Underwriting and Origination," "Business--Loan Portfolio" and "Business--Classified Assets and Nonperforming Assets."

  . Reduced Other Expenses. In 1994, the Company eliminated certain nonstrategic aspects of its business, including the sale of its mortgage origination and servicing departments, and outsourced its data processing and courier functions. As a result, the Company reduced its overall staff from 199 at December 31, 1993 to 141 at December 31, 1994. The Company has reduced its occupancy expenses by subletting portions of its administrative and headquarters offices, negotiating a favorable renewal of the lease for its Central Operations allowing the lease for one of its properties to expire in 1995, and consolidating two operational units of Ventura and Frontier in the first quarter of 1995. Prior to taking such actions, the Company expended $1.3 million with respect to such items during 1993 and 1994, which the Company does not anticipate that it will incur in the future. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations."

  . Improved Liquidity. During 1993 and 1994, the Company has undergone significant balance sheet restructuring, experiencing substantial reductions in assets, loans and deposits, which had the dual effects of increasing core deposits as a percentage of total deposits and improving liquidity. In order to improve the diversity of the Company's funding sources, management reduced title and escrow deposits and institutional certificates of deposit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  . Improved Capital Ratios. Primarily because of balance sheet restructuring, the Company and the Banks have recently improved their regulatory capital ratios. As of December 31, 1994, the Company, Ventura and Frontier had leverage capital ratios of 7.53%, 7.21% and 8.32%, respectively, Tier 1 risk-based capital ratios of 11.32%, 10.92% and 12.29%, respectively, and total risk-based capital ratios of 12.61%, 12.21% and 13.57%, respectively. Although Ventura has satisfied the requirement of the Formal Agreement to maintain a leverage capital ratio of 7.00%, it has not yet satisfied the Tier 1 risk-based capital ratio requirement of 12.00%. The OCC has agreed to extend until June 30, 1995 the date by which Ventura must be in full compliance with the capital requirements of the Formal Agreement. Management believes that Ventura will be able to comply with such requirements, either through operations or as a result of the capital raised in this Offering. See "The Rights Offering--Minimum Condition."

  Through management's efforts the Company's net loss was reduced to $262,000 for the year ended December 31, 1994 and nonperforming assets were reduced to $11.2 million at December 31, 1994. The Company returned to profitability beginning in the third quarter of 1994, and had net income for the second half of 1994 of $615,000, compared to a net loss of $877,000 for the first six months of the year. Earnings improvement in the second half was due to a $1.9 million decrease in the provision for loan losses, a $1.2 million decrease in other expenses and a $143,000 decrease in income tax provision, which were offset by a decline in other income of $2.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management believes the Company is positioned to take advantage of new opportunities as they may arise in 1995.

BUSINESS STRATEGY

  The Company's strategic plan is to continue to build its core business of generating and maintaining profitable banking relationships with small and medium sized businesses, professional firms and individuals in its market areas. The primary purpose of this Offering is to increase the Company's and the Banks' capital bases to permit growth in the post recessionary environment. The additional capital will enable Ventura to pursue a unique opportunity to build market share in its target markets created by the acquisition of Ventura's most significant community bank competitor, Bank of A. Levy, by First Interstate Bank of California in February 1995. Ventura is now the largest community bank headquartered in Ventura County.

  As community banks, Ventura and Frontier stress personal service, local decisionmaking, effective customer response time and strong relationships with business, civic and community organizations. Management believes that this marketing and service approach enables both Banks to compete effectively with the money-center, superregional and regional banks which dominate their market areas.

  Ventura and Frontier will market to businesses in representative industries, including durable and nondurable manufacturing, distribution, professional services and agriculture, in their respective markets. The principal loan products include working capital loans and lines of credit, asset based loans and lines of credit, term loans secured by real property, plant and equipment and, through Frontier, loans to small businesses through programs sponsored by the United States Small Business Administration ("SBA"). Ventura also anticipates continuing a limited amount of construction lending to experienced builders for construction of single family home projects in selected areas of Ventura County. Such loans would generally not exceed 15% of the portfolio at any one time during 1995. See "Business."

  The Company's strategic plan also requires continuing implementation of each action item of its responsive measures. See "The Company." The foregoing should be considered in light of the factors described under the heading "Risk Factors."

USE OF PROCEEDS

  The primary purpose of this Offering is to increase the Company's and the Banks' capital bases to permit growth in a post-recessionary environment. Moreover, additional capital will enable Ventura to meet the requirements of the Formal Agreement. The Formal Agreement requires that Ventura achieve and maintain a 7.0% leverage capital ratio and a 12.0% Tier 1 risk-based capital ratio. As of December 31, 1994, approximately $1.4 million additional capital was necessary for Ventura to meet the capital requirements of the Formal Agreement. The Formal Agreement also requires Ventura to seek reimbursement of approximately $3.4 million in interest paid in connection with deposits of funds from commercial paper sales by Parent ("Reimbursement of Interest"). Parent intends to use the proceeds of this Offering to satisfy Ventura's requirement to seek Reimbursement of Interest and to retire Parent's outstanding notes payable in the principal amount of $125,000 (the "Notes"). The Reimbursement of Interest by Parent will also result in an increase in the capital levels of Ventura. To the extent that there are net offering proceeds in excess of the amount necessary to satisfy the Reimbursement of Interest requirement and to retire the Notes, the first $500,000 will be retained by Parent for its liquidity needs and, thereafter, Parent may make additional capital contributions to Ventura or Frontier, or both. The Company anticipates that the net proceeds, if any, contributed to Ventura and Frontier will ultimately be invested in earning assets.

                                  THE OFFERING


Securities Offered..............  The Company is offering a minimum of shares ("Minimum Shares") and a
                                  maximum of           shares ("Maximum
                                  Shares") of Common Stock. A total of
                                            Underlying Shares are being offered
                                  in the Rights Offering pursuant to the
                                  exercise of Rights, which include the Basic
                                  Subscription Privilege and the
                                  Oversubscription Privilege, and to the
                                  Standby Purchasers. In addition, in the event that there is not a sufficient number of Underlying Shares remaining upon completion of the Rights Offering to satisfy the purchase commitments of the Standby
                                  Purchasers, up to         Additional Shares
                                  will be issued to the Standby Purchasers. See "The Rights Offering."

                                  Once the Rights are distributed and until the Expiration Time, the Company will not effect a reclassification of the Company's equity securities which could have the effect of materially altering the value of the Rights during the pendency of the Offering.


Basic Subscription Privilege....  Shareholders of record of the Company at the close of business on the Record Date (each a
                                  "Record Date Holder") will receive one
                                  transferable subscription right ("Rights")
                                  for each      shares of Common Stock owned of
                                  record at the close of business on such date. Each Right will entitle the holder thereof ("Rights Holder") to subscribe for one Underlying Share at the Subscription Price. No fractional Rights will be issued. Fractional Rights will be "rounded up" to the next nearest whole number. ONCE A RIGHT HAS BEEN PROPERLY EXERCISED, IT CANNOT BE REVOKED.

Oversubscription Privilege......  Each Record Date Holder who elects to exercise the Basic Subscription Privilege in full may also subscribe at the Subscription Price for Excess Shares, subject to availability proration and reduction by the Company under certain circumstances. If an insufficient number of Excess Shares is available to satisfy fully all exercises of the Oversubscription Privilege, then the available Excess Shares will be prorated among Record Date Holders who exercise their Oversubscription Privilege based upon the respective number of shares of Common Stock each such Record Date Holder subscribes for pursuant to the Basic Subscription Privilege and all excess payments shall be returned by mail without interest or deduction promptly after the Expiration Time and after all prorations and adjustments contemplated by the Rights Offering have been effected. Oversubscription Privileges are not transferable.


Transferability of Rights.......  The Rights are transferable only with respect to the Basic Subscription Privilege. It is anticipated that the Rights will be quoted through the Nasdaq National Market under the symbol "VCNBR" through the close of trading on the date prior to the expiration of the Rights Offering. There has been no prior market for the Rights and there can be no assurance that a market for the Rights will develop or, if a market develops, that such market will be maintained throughout the Rights Offering. The Subscription Agent will endeavor to sell Rights on behalf of Rights Holders who have so requested and have delivered a Subscription Rights Certificate, with the instruction for sale properly executed, to the Subscription Agent at or prior to 5:00 p.m, Pacific time on June 13, 1995. See "The Rights Offering--Method of Transferring Rights."

Record Date.....................  May 10, 1995

Subscription Price..............  $   per share.

Expiration Time.................  The Rights will expire if not exercised prior to 5:00 p.m., Pacific time, on June 21, 1995 unless extended for up to 30 days in the sole discretion of the Company. The number and length of any such extensions will be set at the time of any such extension. See "THE RIGHTS OFFERING--Expiration Time." Rights not exercised prior to the Expiration Time will expire and become worthless.


Common Stock Outstanding........            shares of Common Stock were
                                  outstanding as of the Record Date. A total of
                                            shares of Common Stock will be
                                  outstanding after the completion of the
                                  Offering if the Minimum Shares are sold; and
                                  a total of           shares of Common Stock
                                  if the Maximum Shares are sold. Record Date
                                  Holders may experience substantial dilution of their equity ownership interest and voting power in the Company if they do not exercise the Basic Subscription Privilege or if Additional Shares are issued to the Standby Purchasers. See "Risk Factors--Dilution."

Subscription Agent..............  First Interstate Bank of California

Information Agent...............  Chemical Bank

Financial Advisor...............  The Company and Sandler O'Neill have entered into an Agency Agreement pursuant to which Sandler O'Neill is acting as the Company's financial advisor in connection with the Offering. The Company has agreed to pay certain fees to, and expenses of, Sandler O'Neill for its services in the Offering. See "The Rights Offering--Financial Advisor."

Procedure for Exercising
Rights..........................  The Basic Subscription Privilege and the
                                  Oversubscription Privilege may be exercised by properly completing the Subscription Right Certificate and forwarding it (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Privilege, to the Subscription Agent, which must receive such Subscription Right Certificate or Notice of Guaranteed Delivery and payment at or prior to the Expiration Time. If Subscription Right Certificates are sent by mail, Rights Holders are urged to use insured, registered mail, return receipt requested. See "The Rights Offering--Method of Subscription."

                                  If the aggregate Subscription Price paid by an exercising Rights holder is insufficient to purchase the number of Underlying Shares that the Rights Holder indicates are being subscribed for, of if no number of Underlying Shares to be purchased is specified, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege to purchase Underlying Shares to the full extent of the payment price tendered. If the aggregate Subscription Price paid by an exercising Record Date Holder exceeds the amount necessary to purchase the number of underlying shares for which the Record Date Holder has indicated an intention to subscribe, then the Record Date Holder will be deemed to have exercised the Oversubscription Privilege to the full extent of the excess payment tendered.

                                  ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC
                                  SUBSCRIPTION PRIVILEGE OR THE OVER-SUBSCRIP-
                                  TION PRIVILEGE, SUCH EXERCISE MAY NOT BE RE-
                                  VOKED. RIGHTS NOT EXERCISED PRIOR TO THE EX-
                                  PIRATION DATE WILL EXPIRE AND BECOME WORTH-
                                  LESS.

Persons Holding Common Stock,
or Wishing to Exercise Rights,
Through Others..................  Persons holding shares of Common Stock beneficially and receiving the Rights
                                  issuable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for Common Stock directly who would prefer to have such institutions effect transactions relating to the Rights on their behalf should contact the appropriate institution or nominee and request it to effect such transaction for them. See "The Rights Offering--Exercise of Rights."

Procedure for Exercising Rights
by Foreign Shareholders.........  Subscription Rights Certificates will not be mailed to holders of Common Stock whose
                                  addresses are outside the United States or who have an Army Post Office ("APO") or a Fleet Post Office ("FPO") address, but will be held by the Subscription Agent for their accounts. To exercise the Rights represented thereby, such holders must notify the Subscription Agent and take all other steps which are necessary to exercise the Rights on or prior to 5:00 p.m. Pacific time on June 13, 1995. If no contrary instructions have been received by that time, the Rights of such holders will be sold, if feasible, and the proceeds, less any applicable brokerage commissions, taxes and other expenses, will be promptly remitted to the holder of such Rights by mail. See "The Rights Offering-- Foreign and Certain Other Shareholders."


Minimum Condition...............  The Offering is conditioned upon the receipt of minimum Offering proceeds of $4,500,000.
                                  In the event the Minimum Condition is not
                                  achieved, any funds that have been deposited
                                  with the Subscription Agent will be returned, without interest. As a result of the Standby Purchase Agreements (pursuant to which the Standby Purchasers have agreed to acquire up
                                  to           shares of Common Stock), the
                                  Company believes that the Minimum Condition will be satisfied.


Standby Purchase Agreements.....  The Company has entered into Standby Purchase
                                  Agreements pursuant to which the Standby
                                  Purchasers have severally agreed to acquire
                                  from the Company at the Subscription Price up
                                  to           Underlying Shares ($4,500,000)
                                  remaining after exercise of the Basic
                                  Subscription Privilege and Oversubscription
                                  Privilege by all Rights Holders, subject, in
                                  each case, to a maximum standby purchase
                                  commitment and certain conditions. Each
                                  Standby Purchase Agreement requires that the
                                  Company sell a minimum number of shares to
                                  the related Standby Purchaser if sufficient
                                  Underlying Shares are not available after
                                  issuance of all Underlying Shares subscribed
                                  for by the exercise of the Basic Subscription Privilege and the Oversubscription Privilege (the "Minimum Standby Obligation"). In any such case, the Company will issue in the
                                  aggregate up to         Additional Shares to
                                  satisfy the Minimum Standby Obligation, but
                                  in no event will this result in shares being
                                  issued in excess of the Maximum Shares
                                  offered hereby.
Federal Income Tax
Consequences....................  For United States federal income tax purposes, receipt of Rights by a Record Date
                                  Holder pursuant to the Offering should be treated as a nontaxable distribution with respect to the Common Stock. See "Certain Federal Income Tax Consequences."

Issuance of Common Stock........  Subject to satisfaction of the Minimum
                                  Condition, certificates representing shares of Common Stock purchased pursuant to the exercise of the Rights will be delivered to subscribers as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Offering have been effected.

The Regulatory Limitation.......  The Company will not be required to issue
                                  Common Stock pursuant to the exercise of the Basic Subscription Privilege or the Oversubscription Privilege to any Rights Holder or to any Standby Purchaser who, in the opinion of the Company, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, at the Expiration Time for the exercise of Rights, such clearance or approval has not been obtained and/or any required waiting period has not expired. If the Company elects not to issue shares of Common Stock in such case, such shares will become available to satisfy oversubscription by other Rights Holders and will be available to the Standby Purchasers. See "The Rights Offering--The Regulatory Limitation."

The Tax Limitation..............  The number of Underlying Shares issuable by the Company as a result of exercises of
                                  Rights (pursuant to the Basic Subscription
                                  Privilege or the Oversubscription Privilege) in the aggregate or to any Rights Holder or the issuance of shares to any Standby Purchaser may be limited by the Company, if necessary, in the sole judgment and discretion of the Company, to reduce the risk that certain tax benefits will be subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended, or the risk of any other adverse tax consequences to the Company, either at the time of the Offering or at any subsequent time. Based on current circumstances, the Company does not anticipate that it will have to reduce the number of shares to any Rights Holder or any Standby Purchaser in order to avoid an adverse effect upon the Company's ability to utilize certain federal and state income tax benefits. See "The Rights Offering--Tax Limitations."

Intentions of Directors and
Executive Officers..............  The directors and executive officers of the
                                  Company as a group (   persons) have
                                  indicated their intention to exercise Rights
                                  to purchase, in the aggregate,
                                  shares of Common Stock. These indications of
                                  intent are based upon each director's and
                                  officer's evaluation of his or her own
                                  financial and other circumstances. Upon their acquisition of such shares, the directors and executive
                                  officers, as a group, will own beneficially
                                            shares or a minimum of    % and a
                                  maximum of    % of the outstanding Common
                                  Stock after completion of the Offering.

The Company's 401(k)/ESOP.......  The Trustee of the Ventura County National
                                  Bancorp 401(k)/Employee Stock Ownership Plan
                                  (the "401(k)/ESOP") shall, in its sole
                                  discretion, determine the manner in which Rights issued to the ESOP portion of the 401(k)/ESOP are to be disposed of. Given that the ESOP does not have any uninvested assets with which to fund a purchase of Common Stock, it is anticipated that the Trustee may attempt to sell the Rights issued to the ESOP portion of the 401(k)/ESOP. Participants in the 401(k) portion of the 401(k)/ESOP who have invested a portion of their pre-tax deferrals and employer matching contributions in Common Stock will be given the opportunity to direct the Trustee whether to exercise or attempt to sell Rights allocable to such participants' investment in Common Stock. See "The Rights Offering--The Company's 401(k)/ESOP."

No Board or Financial Advisor
Recommendations.................  An investment in the Common Stock must be made pursuant to each investor's evaluation of such investor's best interests. ACCORDINGLY, NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR SANDLER O'NEILL MAKE ANY RECOMMENDATION TO RIGHTS HOLDERS OR OTHERS REGARDING WHETHER THEY SHOULD EXERCISE THEIR RIGHTS OR PURCHASE COMMON STOCK.

Nasdaq National Market Symbol
for Common Stock................  "VCNB"

Nasdaq National Market Symbol
for the Rights..................  "VCNBR"

Right to Terminate Offering.....  The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of the shares of Common Stock offered hereby, to terminate the Offering if the Offering is prohibited by law or regulation or the Board of Directors concludes, in its judgment, that it is not in the best interests of the Company, and its shareholders, to complete the Offering under the circumstances. If the Offering is terminated, all funds received pursuant to the Rights Offering or from Standby Purchasers will be promptly refunded, without interest.

             SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table presents selected consolidated financial and other data of the Company as of and for each of the years in the five years ended December 31, 1994. The data as of and for each of the five years in the period ended December 31, 1994 should be read in conjunction with, and is qualified in its entirety by, the more detailed information included elsewhere in this Prospectus, including the Company's audited Consolidated Financial Statements and the Notes thereto.

                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------
                            1994         1993        1992       1991       1990
                          ---------    ---------   ---------  ---------  ---------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PERIOD END BALANCE SHEET
DATA:
Assets..................  $ 257,755    $ 340,529   $ 400,195  $ 364,734  $ 384,385
Securities held-to-
maturity (approximate
market value of $17,963
in 1994)................     18,775           --      33,168     13,590     24,407
Securities available-
 for-sale...............     31,859       40,775          --         --         --
Net loans and leases....    159,673      253,201     307,847    296,422    299,666
Loan loss reserve.......      8,261       14,313       3,854      2,845      2,285
Deposits
  Interest-bearing
   demand...............     67,177       99,502     106,108     93,651     82,649
  Non interest-bearing
   demand...............     80,646      101,224     100,688     94,364     82,835
  Time..................     88,519      117,563     141,791    136,471    165,058
Shareholders' equity....     19,052       20,370      30,388     29,179     27,642
Shares of capital stock
 outstanding............  6,333,835    6,333,835   5,614,255  5,282,301  4,802,520
Period end book value
 per share(1)...........  $    3.01    $    3.22   $    5.41  $    5.21  $    4.94
ASSET QUALITY:
Nonperforming loans.....  $   7,945(2) $  19,839   $   3,254  $   9,454  $   3,119
Nonperforming assets....     11,169(2)    22,068       7,194     11,660      3,119
ASSET QUALITY RATIOS:
Nonperforming loans to
 total loans............       4.73%        7.41%       1.04%      3.16%      1.03%
Nonperforming assets to
 total assets...........       4.33         6.48        1.79       3.15       0.81
Loan loss reserves to
 nonperforming loans....     103.98        72.15      118.44      30.09      73.26
Loan loss reserves to
 nonperforming assets...      73.96        64.86       53.57      24.78      73.26
Classified assets to
 loan loss reserve plus
 shareholders' equity...     113.27       186.27       84.71      67.45      47.63
OTHER DATA:
Full time equivalent
 employees..............        141          199         198        221        249
STATEMENT OF OPERATIONS
 DATA:
Net interest income.....  $  15,868    $  16,912   $  17,586  $  17,931  $  18,552
Provision for loan
 losses.................      3,825       16,213       3,404      2,537        743
Other income............      4,064        4,820       5,512      5,364      4,555
Other expenses..........     16,084       20,839      18,438     19,239     16,551
Income (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 method.................         23      (15,320)      1,256      1,519      5,813
Applicable income taxes
 (benefit)..............        285       (3,233)        571        713      2,476
Cumulative effect of
 change in accounting
 method.................         --           --          --         --        286
Net income (loss).......       (262)     (12,087)        685        806      3,623
PER SHARE DATA:(1)
Income (loss) per share
 before income taxes and
 cumulative effect of
 change in accounting
 method.................  $   (0.04)   $   (2.73)  $     .22  $     .27  $    1.03
Net income (loss) per
 share..................      (0.04)       (2.15)        .12        .14        .64
SELECTED PERFORMANCE
 RATIOS:
Return on average
 equity.................      (1.29)%     (45.12)%      2.30%      2.79%     14.18%
Return on average
 assets.................      (0.09)       (3.18)       0.18       0.22       1.01
Efficiency ratio(3).....      80.71        95.89       79.83      82.59      71.63
Noninterest expense to
 average assets.........       5.45         5.47        4.74       5.14       4.62
Net interest margin.....       5.68         4.81        4.95       5.34       5.77
Net interest spread.....       4.80         3.96        4.27       3.99       4.13

- --------
(1) All per share data included herein and throughout this Prospectus have been adjusted to reflect the stock splits and stock dividends to shareholders of record on February 7, 1990, March 7, 1991 and March 9, 1992.

(2) Does not include $1,966,000 in troubled debt restructuring that were performing at December 31, 1994. See "Business--Classified Assets and Nonperforming Assets--Troubled Debt Restructurings ("TDRs")."

(3) The efficiency ratio is other expenses divided by the sum of net interest income before provision for loan losses plus other income.

                         SUMMARY OF RECENT DEVELOPMENTS

  The following tables set forth certain unaudited financial data at March 31, 1995 and for the three months ended March 31, 1995 and 1994. The data at March 31, 1995 and for the three months ended March 31, 1995 and 1994 is derived from the unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Results for the three months ended March 31, 1995 should not be considered necessarily indicative of the results to be expected for the full year. The information presented below is qualified in its entirety by the detail information and financial statements included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the audited consolidated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus.

                                                           AT           AT
                                                        MARCH 31,  DECEMBER 31,
                                                          1995         1994
                                                        ---------  ------------
   BALANCE SHEET DATA:
   Assets.............................................. $ 253,512   $ 257,755
   Loans and leases, net...............................   154,279     159,673
   Loan loss reserve...................................     8,314       8,261
   Deposits:
     Noninterest bearing demand........................    62,390      67,177
     Interest bearing demand and savings...............    87,488      80,646
     Time..............................................    82,402      88,519
   Shareholders' equity................................    19,683      19,052
   Shares of common stock outstanding.................. 6,333,835   6,333,835
   Period end book value per share..................... $    3.11   $    3.01
   ASSET QUALITY:
   Nonperforming loans.................................    10,267       7,945
   Nonperforming assets................................    13,508      11,169
   ASSET QUALITY RATIOS:
   Nonperforming loans to total loans..................      6.31%       4.73%
   Nonperforming assets to total assets................      5.33%       4.33%
   Loan loss reserves to nonperforming loans...........     80.98%     103.98%
   Loan loss reserves to nonperforming assets..........     61.55%      73.96%
   Classified assets to loan loss reserve plus share-
    holders' equity....................................    120.20%     113.27%

                                                         FOR THE THREE MONTHS
                                                           ENDED MARCH 31,
                                                         ----------------------
                                                            1995       1994
                                                         ----------  ----------
   STATEMENT OF OPERATIONS DATA:
   Net interest income .................................     $3,643      3,730
   Provision for loan losses............................        355        800
   Other income.........................................        606      1,143
   Other expenses.......................................      3,621      4,187
   Income (loss) before income taxes....................        273       (114)
   Applicable income taxes (benefit)....................         --         --
   Net income (loss)....................................     $  273     $ (114)
   Net income (loss) per share..........................     $  .04     $ (.02)
   SELECTED PERFORMANCE RATIOS:(1)
   Return on average equity.............................       5.70%     (2.31)%
   Return on average assets.............................        .44%      (.14)%
   Efficiency ratio.....................................      85.22%     85.92%
   Noninterest expense to average assets................       5.78%      5.25%
   Net interest margin..................................       6.18%      5.34%
   Net interest spread..................................       5.97%      4.93%

- --------
(1) Ratios for the three months ended March 31, 1995 and 1994 have been annualized.

GENERAL

  The Company had net income of $273,000 for the first quarter of 1995, compared with a net loss of $114,000 for the first quarter of 1994. The improvement in earnings in 1995 was primarily attributable to reduced other expenses, a significant decrease in the provision for loan losses and improved net interest margin.

  Total nonperforming assets increased to $13,508,000 at March 31, 1995 from $11,169,000 at December 31, 1994, due primarily to the addition of one nonaccrual loan in the amount of $2.2 million. This loan, while performing and current at December 31, 1994, began to show considerable weakness in the first quarter. The property had a sudden loss of tenants thereby reducing its cash flow and forcing the borrower to negotiate with Ventura in hopes of rate and principal forgiveness. Management elected to take a deed in lieu of foreclosure with a principal pay-down. This loan was taken into REO subsequent to March 31, 1995, at which time a portion of the loan balance was charged off to its estimated fair value. The Company is currently negotiating the sale of the REO, which the Company anticipates will be completed during the second quarter of 1995. There can be no assurances, however, that these negotiations will lead to a sale of the REO in the second quarter. The Company continues to aggressively pursue strategies for reducing nonperforming and classified assets.

NET INTEREST INCOME

  For the first quarter of 1995, net interest income decreased $87,000, or 2.3%, over the first quarter of 1994. Net interest income decreased primarily due to the decrease in interest income exceeding the decrease in interest expense. Interest income decreased $203,000, or 3.77%, due primarily to a 33.7% decrease in average loans. The decrease was partially offset by increased average balances of investment securities, together with higher yields on earning assets in the current rising rate environment. The impact on earnings of reduced interest income was partially offset by a $116,000, or 7.0%, decrease in interest expense the first quarter of 1995, compared with 1994. The decrease resulted primarily from a $48.1 million, or 22.0%, decrease in average interest bearing deposits. Despite the decrease in interest income, net interest margin improved from 5.34% to 6.18%, due primarily to the reduction in the volume of average interest earning assets and the decrease in average interest bearing liabilities noted above.

PROVISION FOR LOAN LOSSES

  The Company's provision for loan losses during the first quarter of 1995 was $355,000, compared to $800,000 during the first quarter of 1994, reflecting the significant reductions in the level of classified assets. Classified assets at March 31, 1995 were $33.7 million, compared with $62.1 million at March 31, 1994, a decrease of 45.7%.

OTHER INCOME

  Other income decreased $527,000 in the first quarter of 1995 compared with the first quarter of 1994, primarily because of a reduction in mortgage loan processing income and gains on the sale of mortgage loans. In addition, service charges on deposits and other fee income decreased $88,000 and $53,000, respectively, due to the reduction in total deposits.

OTHER EXPENSES

  Other expenses decreased $566,000 in the first quarter of 1995 compared with the first quarter of 1994, primarily due to a $381,000 decrease in salaries and benefits, a $66,000 decrease in occupancy costs, a $64,000 decrease in appraisal fees and a $59,000 decrease in FDIC assessments.

INCOME TAXES

  During the first quarter of 1995, the amount of income tax provisions that would have been necessary was fully offset by a reduction of the valuation allowance. Deferred tax assets totaling $3.1 million are reserved by this valuation allowance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--1994 Compared with 1993--Income Taxes."

DEPOSITS

  The Company experienced a shift in the mix of deposits since year end. Interest bearing demand deposits increased $8,839,000, or 14.9%, while all other categories of deposits decreased. Noninterest bearing demand deposits decreased $4,787,000, or 7.7%, savings deposits decreased $1,997,000, or 7.1%, and time deposits decreased $6,117,000, or 7.4%. This shift was largely the result of marketing programs designed to increase core deposits. Overall, total deposits decreased $4,062,000, or 1.7%, from year end.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1995, Ventura's Tier 1 risk based capital ratio was 11.48%, its total risk based capital ratio was 12.78% and its leverage ratio was 7.86%. Although Ventura was in compliance with the requirement of the Formal Agreement that it maintain a leverage ratio of 7.00%, Ventura has not yet satisfied the requirement to achieve and maintain a Tier 1 risk based capital ratio of 12.00%. As of March 31, 1995, $623,000 additional capital was necessary for Ventura to meet the capital requirements of the Formal Agreement. See "Risk Factors--Regulatory Agreements and Capital Requirements." At March 31, 1995, Frontier's Tier 1 risk based capital ratio was 12.88%, its total risk based capital ratio was 14.17% and its leverage ratio was 9.06%. Frontier was in full compliance with the capital requirements of the Consent Order at March 31, 1995.

                                  RISK FACTORS

  THE PURCHASE OF COMMON STOCK IN THE OFFERING INVOLVES A SIGNIFICANT DEGREE OF INVESTMENT RISK. IN DETERMINING WHETHER OR NOT TO MAKE AN INVESTMENT IN THE COMMON STOCK, RIGHTS HOLDERS AND POTENTIAL INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED HEREIN.

  RISK OF CONTINUING LOSSES. During the 1980s, the Company grew substantially, internally and through mergers, to a high of $400.2 million of assets at December 31, 1992. During the late 1980s and through early 1993, the Company made a substantial amount of loans to land developers and subdividers and loans secured by first trust deeds on investment properties. Beginning in 1991, the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Company. This led to high levels of nonperforming assets and net chargeoffs in 1993, which adversely affected the Company's asset quality and results of operations. The foregoing factors significantly contributed to the decline in earnings experienced by the Company since 1990, culminating with a net loss of $12.1 million ($2.15 per share) for the year ended December 31, 1993. For the years ended December 31, 1992, 1991 and 1990, the Company's net income was $685,000 ($.12 per share), $806,000 ($.14 per share) and $3.6 million ($0.64 per share), respectively. The Company's loss in 1993 was primarily due to a significant increase in the provision for loan losses, together with lower net interest income due primarily to declining interest rates and increased other expenses due primarily to the writeoff of certain intangibles, increased REO expenses and professional fees.

  The Company suffered a significant increase in nonperforming assets to $22.1 million at December 31, 1993 from levels of $7.2 million, $11.7 million and $3.1 million at December 31, 1992, 1991 and 1990. In addition, net loan charge-offs increased to $5.8 million for 1993, compared to $2.4 million, $2.0 million and $321,000 for 1992, 1991 and 1990, respectively. This decline in asset quality and increase in net loan charge-offs resulted in provisions for loan losses of $16.2 million during 1993, significantly contributing to the net loss realized that year.

  Although during the year ended December 31, 1994 the Company's loss was reduced to $262,000 and its classified assets were reduced by $33.7 million to $30.9 million at December 31, 1994, classified assets continue to be high. The ability of the Company to reverse the downward earnings trend and to become profitable in the future is largely dependent on its ability to continue to reduce the level of its classified assets, maintain the adequacy of its loan loss reserve, reduce its ratio of other expenses to average earning assets and to successfully implement its strategic plan. See "The Company--Business Strategy."

  Management of the Company is continuing its efforts to improve the quality of the Company's assets and to reduce other expenses. No assurances can be given, however, that management will be successful in reducing the Company's nonperforming assets and other expenses or that the Company will sustain profitable operations in the future.

  HIGH LEVEL OF NONPERFORMING ASSETS AND OTHER LOANS WITH RISK. As of December 31, 1994, a significant portion of the Company's loan portfolio consisted of nonperforming assets, and during 1993, 1992 and 1991, significant provisions for loan losses were made. Nonperforming assets increased from $3.1 million, or 1.03% of total loans and REO, at December 31, 1990 to a high of $25.2 million, or 10.29% of total loans and REO at March 31, 1994. Since then, nonperforming assets have decreased to $11.2 million, or 6.6% of total loans and REO, at December 31, 1994. Total nonperforming assets at December 31, 1994 were comprised of $7.6 million in nonaccrual loans, $331,000 in loans delinquent for 90 days or more but still accruing interest, $2,000 in restructured loans and $2.3 million in REO, compared with $18.9 million in nonaccrual loans, $552,000 in loans delinquent for 90 days or more but still accruing interest, $348,000 in restructured loans and $2.2 million in REO at December 31, 1993. At December 31, 1994, the Company also had $1,966,000 in TDRs that were performing. See "Business--Classified Assets and Nonperforming Assets."

  The increase in the Company's nonperforming assets between 1989 and March 1994 surfaced as economic conditions worsened which brought on substantial declines in real estate values. The significant decrease in nonperforming assets during 1994 was largely due to a bulk sale of $14.1 million in nonperforming loans in May 1994, which resulted in a $5.0 million charge-off and a $1.5 million provision for loan losses, the payoff or restoration to performing status of other credits and the migration of certain assets to REO. The real estate market in Southern California and the overall economy in the areas where the Company operates are likely to continue to have a significant effect on the quality of the Company's assets in the future.

  At December 31, 1994, the Company's loan portfolio reflected a concentration of credits in medium term commercial real estate loans of $88.7 million or 52% of the total loan portfolio. Approximately 50% of such loans were originated for the financing of commercial or industrial buildings where the property has income derived from tenants ("investment properties"), 35% of such loans were for use by the owner for business purposes ("owner-user properties") and 15% were SBA loans for the construction, refinancing or acquisition of owner-user properties. The Company has significantly curtailed the origination of new medium term commercial real estate loans and is not soliciting new loans for investment properties. Twenty-two medium term commercial real estate loans aggregating $10.3 million at December 31, 1994 are scheduled to mature during 1995, of which six loans in the aggregate amount of $3.2 million have been classified. All such classified loans have been reevaluated for collateral value within the past six months and additional loan loss reserves have been taken where appropriate. Of the $10.3 million in medium term commercial real estate loans maturing in 1995, thirteen loans aggregating $7.2 million were loans for investment properties. Of that amount, nine loans aggregating $5.9 million are anticipated to be refinanced or fully repaid during 1995. The remaining $1.3 million consists of four loans, none of which exceeded $570,000 principal balance at December 31, 1994. None of such loans were classified at December 31, 1994, and based upon current information, management does not anticipate that additional loan loss reserves will be assessed with respect to such loans. See "Business--Loan Portfolio--Commercial, Financial and Agricultural Loans--Medium Term Commercial Real Estate Loans," and "Risk Factors--Monetary Policy and Economic Conditions."

  ADEQUACY OF LOAN LOSS RESERVE. The substantial provisions for loan losses during 1993 were necessitated by high levels of nonperforming loans and loan charge-offs. During 1993, the Company's net charge-offs were $5.8 million, compared with $2.4 million net charge-offs in 1992 and $2.0 million in 1991. In 1994, the Company's net charge-offs were $9.9 million, of which $5.0 million was attributable to the discounting of loans sold in the bulk sale.

  At December 31, 1994, the loan loss reserve was $8.3 million, or 4.9%, of total loans and leases. The Company's loan loss reserve totalled $14.3 million, or 5.35%, of total loans and leases at December 31, 1993. The Company's ratio of classified assets (loans that have been graded substandard and doubtful according to the Company's grading policy and REO) to loan loss reserve plus shareholders' equity was 113.27% at December 31, 1994 and 186.27% at December 31, 1993. The Board of Directors reviews the adequacy of the loan loss reserve on a quarterly basis. Management utilizes its best judgment in providing for possible loan losses and establishing the loan loss reserve. However, the reserve is established based on information that exists at any given point in time and may require substantial additions depending on future events. In addition, regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's loan loss reserve. Such agencies may require the Company to recognize additions to the loan loss reserve based upon their judgment of the information available to them at the time of their examination. In connection with its examination of Frontier, the OCC required changes in the risk grading of certain credits which resulted in an additional provision for loan losses of $200,000 during 1994.

  Adverse economic conditions and a declining real estate market in California during the early 1990s have adversely affected certain borrowers' ability to repay loans. A continuation of these conditions or a further decline in the California economy could result in further deterioration in the quality of the loan portfolio and continuing high levels of nonperforming assets and charge-offs, which would adversely effect the financial condition and results of operations of the Company and the Banks. See "Risk Factors--Economic Conditions in the Company's Market Area."

  REGULATORY AGREEMENTS AND CAPITAL REQUIREMENTS. Following supervisory examinations of Ventura conducted as of June 30, 1992 and Frontier as of July 30, 1992, Ventura entered into a Formal Agreement with the OCC on March 19, 1993 and Frontier entered into a Consent Order with the OCC on March 29, 1993. The Consent Order replaced the 1992 MOU between Frontier and the OCC. The significant common requirements of the Formal Agreement and the Consent Order for Ventura and Frontier include conducting a program to evaluate and improve board supervision and management, developing a program designed to improve the lending staff and loan administration, obtaining current credit information on any loans lacking such information, reviewing and revising loan policies, establishing an independent loan review program including periodic reports to the Board, developing and implementing a program to collect or strengthen criticized assets, reviewing and maintaining an adequate loan loss reserve, developing a new long range strategic plan and annual budget, developing a three-year capital plan, developing and revising liquidity and funds management policies, correcting violations of law cited by the OCC and obtaining approval from the OCC to declare or pay a dividend.

  The Consent Order requires that Frontier achieve as of May 31, 1993 and maintain thereafter a Tier 1 risk based capital ratio of 9.50% and a leverage capital ratio of 7.00%. At December 31, 1994, Frontier's Tier 1 risk based capital ratio was 12.29% and its leverage capital ratio was 8.32%. The Consent Order also required Frontier to retain a new president and to continue to develop a program of asset diversification.

  Based upon an examination of Ventura conducted as of July 31, 1993, the Formal Agreement was amended on February 3, 1994 to require Ventura to achieve a Tier 1 risk based capital ratio of 12.00% and a leverage capital ratio of 7.00% by September 30, 1994. At December 31 1994, Ventura's Tier 1 risk based capital ratio was 10.92% and its leverage capital ratio was 7.21%. Although Ventura has satisfied the requirement of the Formal Agreement to maintain a leverage capital ratio of 7.00%, it has not yet satisfied the Tier 1 risk-based capital ratio of 12.00%. As of December 31, 1994, approximately $1.4 million additional capital was necessary for Ventura to meet the capital requirements of the Formal Agreement. As required by the Formal Agreement, on October 18, 1994, Ventura submitted to the OCC its revised plan for restoring capital and the OCC did not object to implementation of the plan as proposed. In addition, Ventura applied for and received an extension of the date by which such ratios are required to be achieved to June 30, 1995, provided that the subscription period for this Offering is no longer than six weeks. This Offering is being undertaken in part to ensure that Ventura meets all applicable capital requirements. However, there can be no assurance that after the Offering, Ventura or Frontier will continue to be in compliance with all of their regulatory capital requirements. See "Capitalization."

  The amendment to the Formal Agreement also requires Ventura to seek Reimbursement of Interest relating to interest paid on a deposit account at Ventura. The deposit account held funds generated by Parent through the sales of commercial paper to Ventura customers. Ventura categorized this account as a savings account, and as such paid interest on such account. However, the OCC concluded that the account should have been categorized as a demand deposit account on which the payment of interest is not permitted. As a result, the OCC has required Ventura to seek Reimbursement of Interest. Furthermore, Parent has been required by the Reserve Bank to cease all such commercial paper sales, which Parent did in December 1993.

  Parent entered into the MOU with the Reserve Bank on March 19, 1994. The significant requirements of the MOU include submitting a program to improve the financial condition of the Banks, evaluating and improving board supervision and management, exiting the commercial paper market, complying with Federal Reserve Board policy regarding management or service fees assessed by Parent and paid by the Banks and implementing steps to improve the effectiveness of the audit and credit review functions. The MOU further restricts Parent from declaring or paying a dividend, incurring any debt, adding or replacing a director or senior executive or repurchasing Common Stock without notice to and nondisapproval of the Reserve Bank. The MOU also requires the Parent's Board of Directors to establish a committee to monitor compliance with the MOU and ensure that quarterly written progress reports detailing the form and manner of all actions taken to attain compliance with the MOU are submitted. For a discussion of the Company's responsive measures to the Formal Agreement, Consent Order and MOU, see "The Company--Responsive Measures."

  The OCC conducted a consumer compliance and Community Reinvestment Act ("CRA") examination of Frontier as of December 13, 1994. Under the CRA, regulated financial institutions are required to help meet the credit needs of their communities, including those of low and moderate income individuals. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. The federal banking agencies may take compliance with CRA into account when regulating and supervising other activities. As a result of the examination, the OCC concluded that Frontier is in satisfactory compliance with consumer protection laws and regulations; however, the OCC indicated that Frontier's performance under the CRA needs improvement. A "needs to improve" rating may result in the denial of regulatory applications by Frontier or the Company, although no such applications are currently pending. Management of the Company and Frontier have taken action to address the OCC's findings, including commissioning a consultant to help Frontier develop its marketing strategy in its delineated communities and developing a CRA action plan to improve Frontier's CRA performance.

  Parent intends to use the proceeds of this Offering to reimburse interest paid by Ventura. The Reimbursement of Interest by Parent will also result in an increase in the capital levels of Ventura. The OCC recently completed a regularly scheduled examination of Ventura and, based upon this examination, indicated that Ventura was in full or partial compliance with the other requirements of the amended Formal Agreement. Frontier and Parent are in full or partial compliance with or in the process of complying with all of the other items required under the Consent Order and MOU, respectively. Notwithstanding the foregoing, however, Parent, Ventura and Frontier have not yet fully implemented their new policies and will continue the implementation process as part of their efforts to come into full compliance with the requirements of the Formal Agreement, Consent Order and MOU.

  POTENTIAL ADDITIONAL REGULATORY ACTIONS. Bank holding companies and banks, such as the Parent and the Banks, and their institution-affiliated parties are subject to potential enforcement actions by the OCC or the Reserve Bank for any unsafe or unsound practices in conducting their business or for violations of any law, rule or regulation, any cease-and-desist or consent order, any condition imposed in writing by the agency or any written agreement with the agency, such as the Formal Agreement, Consent Order and MOU. Enforcement actions may include cease-and-desist orders and written agreements, the imposition of civil money penalties and removal or prohibition orders against institution-affiliated parties and, in the most severe instances, the termination of insurance of deposits and/or the imposition of a conservator or receiver for an insured depository institution. Even if Parent and the Banks achieve full compliance with all regulatory capital and other operating requirements, including the higher capital ratios required by the Formal Agreement and the Consent Order, it is possible that at some date thereafter they may not continue to be in compliance with such requirements as a result of future losses or otherwise. Thus, it is possible that the Offering could be consummated and Parent and the Banks might nonetheless become subject to enforcement actions by regulators for capital deficiencies or other matters, including noncompliance with the Formal Agreement, the Consent Order, the MOU or any subsequent agreement. In addition, the inability or failure of Parent to serve as a "source of strength" to the Banks could lead to further regulatory action against Parent. Any deficiency in compliance with the requirements of the Formal Agreement, Consent Order or MOU could result in penalties or further regulatory restrictions that would have a material adverse effect on the Company. See "Supervision and Regulation--Prompt Corrective Action and Other Enforcement Mechanisms" and "Supervision and Regulation--Potential and Existing Enforcement Actions."

  ECONOMIC CONDITIONS IN THE COMPANY'S MARKET AREA. The Company's business is subject to fluctuations in interest rates, general national and local economic conditions and consumer and institutional confidence in the Company. For example, the national and local economies, and the real estate market on the local level, suffered from the effects of a prolonged recession that has adversely affected the ability of certain borrowers of the Company to meet their obligations to the Company. The effects of the recession have resulted in an increase in the level of nonperforming assets, charge-offs of loans and write-downs of REO and an erosion in the value of the Company's real estate collateral and REO. According to the Center for Continuing Study of the California Economy, The Outlook for the California Economy, November 1994 Report, (the "CCSCE

Report") California's economic condition has improved in 1994. Retail spending in California is up 5%, income is up nearly 4%, exports are up 13.5%, construction is up nearly 15%, and new revised data are showing that job gains have been occurring for more than a year. According to the CCSCE Report, although the outlook for 1995 is for continued growth with substantial gains in construction and additional gains in retail spending, the major threat to the California economy, as well as the U.S. economy, is rising interest rates. According to the CCSCE Report, the economic recovery in California will continue in 1995 if the U.S. economy continues to grow.

  In addition to general economic conditions, certain additional risks are present in Ventura County. A major source of revenues and jobs in Ventura County is in agriculture. Ventura County is California's largest producer of lemons and oranges and the second largest producer of strawberries and avocados, and contributes $848 million to California's $19.9 billion farming industry. At December 31, 1994, approximately 6% of Ventura's loan portfolio was directly or indirectly tied to agricultural or agricultural support businesses. In September 1994, Mediterranean fruit flies (an insect that causes severe damage to fruits and vegetables, also known as the "medfly") were discovered in Ventura County and, although eradication efforts have begun, the success of such efforts cannot be determined. Nonetheless, recent published reports indicate that citrus growers in Ventura County have entered into contracts with Japanese companies which have agreed to purchase fruit grown in quarantined areas within the region. Although management does not believe that appearance of the medfly will ultimately have a significant impact, there can be no assurance that failure to stem the spread of the medfly would not have an adverse effect on the economy of Ventura County, which in turn would have an adverse effect on the Company.

  Orange and Los Angeles counties, where Frontier's offices are located, each have separate and distinct factors affecting their economies. Los Angeles County's unemployment rate remains above the unemployment rate of the rest of the state, which in turn was significantly higher than the national unemployment rate. Economists at California State University, Fullerton have predicted that Orange County's economic recovery will lag behind the national pace, particularly due to reductions in the defense industry and slow construction activity. Although the Banks have made no direct loans to Orange County and management believes that Orange County's recent declaration of bankruptcy will have no direct impact on the Company, there can be no assurances that a direct or indirect impact will not be experienced.

  Fluctuations in economic conditions are neither predictable nor controllable and may have materially adverse consequences upon the operations and financial condition of the Company, even if other favorable events occur. Such adverse effects could include further deterioration in the quality of the loan portfolio, continuing high levels of nonaccrual loans and charge-offs, and increased provisions for loan losses.

  EQUITY MARKET CONSIDERATIONS. There can be no assurance that the market price of the Common Stock will not decline during or after the subscription period or that, following the issuance of the Rights and the sale of the shares of Common Stock upon exercise of Rights or otherwise, a subscribing Rights Holder will be able to sell shares purchased in the Offering at a price equal to or greater than the Subscription Price. The election of a Rights Holder to exercise Rights in the Offering is irrevocable. Moreover, until certificates are delivered, subscribing Rights Holders and other Purchasers may not be able to sell the shares of Common Stock that they have purchased in the Offering. In addition, the Company reserves the right to extend the period for the Rights Offering to a date not later than July 21, 1995. Subject to satisfaction of the Minimum Condition, certificates representing shares of Common Stock purchased in the Offering will be delivered as soon as practicable after the Expiration Time and after all reductions contemplated by the Offering have been effected. There can be no assurance that the market price of the Common Stock purchased pursuant to the Offering will not decline below the Subscription Price before the certificates representing such shares have been delivered. No interest will be paid to any subscriber in the Rights Offering.

  Consummation of the Offering is contingent upon satisfaction of the Minimum Condition. If the Minimum Condition is not fulfilled or cannot be fulfilled, the Offering will not be consummated and all funds received pursuant to the Rights Offering or from Standby Purchasers will be promptly refunded, without interest.

  OFFERING PRICE. The Subscription Price for the Common Stock was set by the Board of Directors in consultation with Sandler O'Neill, taking into consideration factors which the Board believes relevant to a determination of the value of the Common Stock. Among the factors considered by the Board in determining the Subscription Price were (i) the market value of the Common Stock; (ii) the present and projected operating results and financial condition of the Company; (iii) an assessment of the Company's management and management's analysis of the growth potential of the Company and of the Company's market area; (iv) the aggregate size of the Offering; (v) the price at which the Board believes investors would readily pay to purchase all of the available shares of Common Stock offered under the current economic circumstances; (vi) the amount the Standby Purchasers were willing to commit; and (vii) the amount of capital necessary for the Reimbursement of Interest to Ventura to satisfy the Formal Agreement. As of the date of this Prospectus, members of the Board of Directors and executive officers beneficially owned, in the aggregate, 992,506 shares, or 15.52% of the outstanding Common Stock. Directors and executive officers of the Company will have the same ability as others to purchase additional shares of Common Stock in the Offering. The
directors and executive officers of the Company as a group (    persons) have
indicated their intention to exercise Rights to purchase, in the aggregate, shares of Common Stock. These indications are based upon each director's and officer's evaluation of his or her own financial and other circumstances. An investment in Common Stock must be made pursuant to each investor's evaluation of such investor's best interests. Accordingly, neither the Board of Directors nor Sandler O'Neill make any recommendation to Rights Holders or others regarding whether they should exercise their Rights or purchase Common Stock. See "The Rights Offering--Financial Advisor."

  DILUTION. Record Date Holders may experience substantial dilution of their percentage of equity ownership interest and voting power in the Company if they do not exercise the Basic Subscription Privilege. Even if Record Date Holders exercise their Basic Subscription in full, they may nevertheless still experience substantial dilution in their voting rights and in their proportional interest in any future net earnings of the Company if Additional Shares are purchased by Standby Purchasers. See "Standby Purchase Agreements." In addition, it is possible that additional capital may be necessary or appropriate and shares of Common Stock may be offered for sale in the future. In that event, the relative voting power and equity interests of persons purchasing Common Stock in this Offering could be reduced, as the Common Stock has no preemptive rights. See "Description of Capital Stock." No assurance can be given that such future sale will not occur, and, if it did, at what price or other terms.

  DIVIDEND RESTRICTIONS. Parent has never paid a cash dividend on the Common Stock and there can be no assurance that Parent will generate earnings in the future which would permit the declaration of dividends. Parent is prohibited by the terms of the MOU from declaring or paying a dividend without fifteen days' prior notice to the Reserve Bank. In addition, the source of such dividends is likely to be dividends from Ventura or Frontier, both of which are currently prohibited from paying dividends by the Formal Agreement and the Consent Order, respectively, without the consent of the OCC. Furthermore, it is anticipated that for the foreseeable future any earnings which may be generated will be retained for the purpose of increasing the Company's and the Banks' capital and reserves in order to facilitate growth. See "Risk Factors--Regulatory Agreements and Capital Requirements."

  RECENT LEGISLATIVE AND REGULATORY DEVELOPMENTS. The financial institutions industry is subject to significant regulation, which has materially affected the financial institutions industry in the past and will do so in the future. Such regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations are also subject to interpretive change by the authorities who examine Parent and the Banks and interpret those laws and regulations. For a description of the potentially significant regulatory changes which have been enacted and proposals which have recently been put forward, see "Supervision and Regulation--Effect of Governmental Policies and Recent Legislation." There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect the Company.

  MONETARY POLICY AND ECONOMIC CONDITIONS. The operating income and net income of the Company depends to a great extent on the difference between the interest paid by the Company on its deposits and its other borrowings and the interest received by the Company on its loans, securities and other interest earning assets. These rates are highly sensitive to many factors that are beyond the control of the Company, including general economic conditions and the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The nature and impact of any future changes in monetary policies cannot be predicted. Adverse economic conditions could result in smaller net interest margin, increased nonperforming assets, increased charge-offs and higher provision for loan losses, any of which could adversely affect the Company's net income.

  FLUCTUATIONS IN INTEREST RATES AND RELIANCE ON VOLATILE LIABILITIES. To reduce exposure to interest rate fluctuations, the Company attempts to match its interest rate sensitive assets with its interest rate sensitive liabilities and maintain the maturity and repricing of these assets and liabilities at appropriate levels. One method the Company uses to monitor interest rate sensitivity is by comparing interest rate sensitive assets to interest rate sensitive liabilities over several time periods, or by using what is called gap analysis. Net repriceable assets exist when interest rate sensitive assets exceed interest rate sensitive liabilities. At December 31, 1994, the Company had net repriceable assets (a positive gap) that reprice within one year of 8.3% of total assets. The net repriceable assets over a five year time horizon totaled approximately 20.3% of total assets. With a positive one year gap, the Company would anticipate higher net interest margin over the near term in a rising rate environment and lower net interest margin in a declining rate environment. The Banks have established floors on 47% of the variable rate loans to mitigate the effect on net interest margin if interest rates decline. The Company would also anticipate, to a lesser extent, lower net margins in a stable rate environment that immediately follows a rising rate environment as interest bearing liabilities reprice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Rate Sensitive Assets/Rate Sensitive Liabilities."

  Increases in interest rates may reduce the amount of demand for loans and, thus, the amount of loan and commitment fees. In addition, fluctuations in interest rates may also result in disintermediation, which is the flow of funds away from depository institutions into direct investments which pay a higher rate of return, and may affect the value of the Company's investment securities and other interest earning assets.

  As a result of the Company's assets consisting of a substantial number of loans with interest rates which change in accordance with changes in prevailing market rates, if interest rates rise sharply, many of the Company's borrowers would be required to make higher interest payments on their loans. Thus, increases in interest rates may cause the Company to experience an increase in delinquent loans and defaults to the extent that borrowers were unable to meet their increased debt servicing obligations.

  Although the Banks do not currently purchase brokered deposits, in the past, both Ventura and Frontier have, to a certain degree, funded growth in their assets with demand deposits from title and escrow companies and by the issuance of certificates of deposit to persons, including other financial institutions, not otherwise having banking relationships with the Banks. Such liabilities are potentially unstable sources of deposits because they are generally attracted to the financial institution based primarily upon the interest rate paid by the institution and the general financial condition of the institution and may be withdrawn on relatively short notice. Furthermore, the proceeds of such liabilities are generally invested in relatively low yielding shortterm investment securities rather than higher yielding loans. In order to stabilize its funding sources, the Company has taken action to reduce title and escrow deposits and institutional deposits as a percentage of total deposits. Demand deposits owned by title and escrow companies represented 1.2% and 11.3% of total deposits at December 31, 1994 and 1993, respectively. Certificates of deposit held by other financial institutions represented 9.4% and 11.4% of total deposits at December 31, 1994 and 1993, respectively, and brokered CDs represented 0% and 1.3% of total deposits at December 31, 1994 and 1993, respectively. There can be no assurances that the Company will be able to replace such deposits with core deposits in the future.

  COMPETITION. The Company faces substantial competition for loans and deposits throughout its market areas. The Company competes on a daily basis with other commercial banks, savings institutions, thrifts and loans, credit unions, money market and mutual funds and other investment alternatives. The Company faces competition throughout its market area from local institutions, which have a large presence in the Company's market areas, as well as from out-of-state financial institutions which have offices in the Company's market areas. Many of these other institutions offer services which the Company does not offer, including trust and investment services. Furthermore, banks with a larger capital base and financial intermediaries not subject to the restrictions imposed by bank regulation have larger lending limits and can therefore serve the needs of larger customers.

  RIGHT TO TERMINATE OFFERING. The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of any shares of Common Stock offered hereby, to terminate the Offering by giving oral or written notice thereof to the Subscription Agent and making a public announcement thereof. If the Rights Offering is so terminated, all funds received from Rights Holders subscribing pursuant to the Rights Offering or persons placing orders under the Standby Purchase Agreement will be promptly refunded, without interest.

                                  THE COMPANY

GENERAL

  Ventura County National Bancorp is a California corporation, incorporated on February 22, 1984, and is a registered multi-bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company's principal executive offices are located at 500 Esplanade Drive, Oxnard, California.

  The Company currently conducts business through its two subsidiary banks, Ventura and Frontier. The Banks are both national banking associations operating in Southern California. Ventura conducts its banking operations through four branch offices located in Ventura County, California, approximately 60 miles northwest of downtown Los Angeles, situated on the coast between Los Angeles and Santa Barbara counties. Ventura's headquarters are located in Oxnard, California, and its branch offices are located in Ventura, Camarillo and Westlake Village. Frontier is based in La Palma in northwestern Orange County and has a branch office in Wilmington in southern Los Angeles County.

BACKGROUND

  During the 1980s, the Company grew substantially, both in earnings and asset size, internally and through mergers. In addition to its core lending business, the Company organized subsidiaries (all of which are now inactive) for a variety of purposes, including providing data processing services to third parties, insurance premium financing, venture capital, leasing and commercial financing. Assets ultimately grew to a high of $400.2 million in 1992.

  During the late 1980s and through early 1993, the Company made a substantial amount of loans to land developers and subdividers and loans secured by first trust deeds on investment properties. Beginning in 1991, the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Company. A disproportionate amount of the Company's charge-offs during 1991, 1992 and 1993 occurred as a result of the concentration in these types of commercial real estate loans and because of the substantial declines in real estate values brought on by the recession.

  The foregoing factors significantly contributed to the Company's increased provisions for loan losses in 1991, 1992 and 1993. The high level of nonperforming assets, combined with a significantly lower level of average earning assets due to balance sheet shrinkage also negatively affected the Company's net interest income. Other expenses increased, reflecting increased REO expenses as the real estate market destabilized. In addition, in 1993, the Company incurred nonrecurring charges associated with the write-off of goodwill at Frontier and certain tax assets. The net result of these and other factors was a sustained downward trend in earnings since 1990, culminating with a net loss of $12.1 million ($2.15 per share) for the year ended December 31, 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Due to the foregoing, in March 1993 Frontier agreed to the issuance of a Consent Order by the OCC (which replaced the 1992 MOU) and Ventura entered into a Formal Agreement with the OCC, both of which addressed the need to improve management, staffing, policies, procedures, reporting mechanisms, Board oversight and compliance. In addition, both the Consent Order and the Formal Agreement (as amended in February 1994) require the Banks to maintain regulatory capital ratios at levels substantially higher than the levels generally applicable to other national banks and restrict the payment of dividends to Parent without the prior approval of the OCC. As a result of the deterioration of the financial condition of the Banks, Parent entered into the MOU with the Reserve Bank. See "Supervision and Regulation--Potential and Existing Enforcement Actions" and "Risk Factors--Regulatory Agreements and Capital Requirements."

RESPONSIVE MEASURES

  In September 1993, new management and the Board of Directors developed and began to implement a plan to address the major concerns confronting the Banks and restore core profitability. The plan consisted of (1) improving management,
(2) reducing nonperforming and classified assets, (3) improving asset quality,
(4) reducing other expenses, (5) improving liquidity and (6) increasing capital ratios. Prior to the commencement of this Offering, the Company's Board of Directors from time to time considered various strategic alternatives, including having discussions with others concerning possible business combinations involving the Banks. All such discussions have terminated. Management believes that the Company has made significant progress in implementing each action item of the plan, each of which is discussed below:

  . Improved Management. The Company and the Banks have experienced a complete change in management since 1992. In July 1993, the Company and Ventura retained Richard S. Cupp as their new President and Chief Executive Officer and, in November 1994, Frontier retainedKathleen L. Kellogg as its new President and Chief Executive Officer. The Banks have each hired new Chief Credit Officers and Ventura has hired a new Chief Operating Officer and a Chief Lending Officer. See "Shareholdings of Certain Beneficial Owners and Management--Executive Officers." The Company has retained Simone Lagomarsino as its Chief Financial Officer. These new management teams, under the direction of the Company's and the Banks' Boards of Directors, have undertaken a sweeping revision of policies, procedures and reporting mechanisms in practically every area of operation.

  . Reduced Nonperforming and Classified Assets. Management has sought to reduce the level of nonperforming assets through collections, writedowns and sales of REO and nonperforming loans. To aid in that objective, in May 1994, the Company completed a bulk sale of $14.1 million in nonperforming loans. In connection with the bulk sale, an additional provision for loan losses of $1.5 million and charge-offs of $5.0 million were taken to expedite the disposition of such assets. The result has been a reduction in nonperforming assets from $22.1 million at December 31, 1993 to $11.2 million at December 31, 1994 and a reduction of classified assets from $64.6 million to $30.9 million over the same period. At December 31, 1994, the ratio of classified assets to the loan loss reserve plus shareholders' equity was 113.27%, compared with 186.27% at December 31, 1993. See "Business--Classified Assets and Nonperforming Assets." On a pro forma basis, the ratio of classified assets to loan loss reserve plus shareholders' equity as of December 31,
     1994 would have been 99.28%, if the Minimum Shares were sold, and   %,
     if the Maximum Shares were sold, as of such date.

  . Improved Asset Quality. Management has reorganized and strengthened credit administration and internal asset review and supplemented its internal activities by hiring an external loan review firm to evaluate and review the risk grades of both nonperforming and performing loans on a quarterly basis. The portfolios have been reviewed for nine consecutive quarters by the external loan review firm and all loans over $250,000 have been reviewed at least once. Moreover, the OCC completed examinations of Ventura as of September 30, 1994 and Frontier as of June 30, 1994. The results of these examinations displayed improvement in the Banks' condition. In addition, the OCC indicated that Ventura's loan loss reserves were adequate at the time of its examination. In connection with its examination of Frontier, the OCC required changes in the risk grading of certain credits which resulted in an additional provision for loan losses of $200,000 during 1994. The Company has also restructured its staff to strengthen commercial lending, financial accounting and reporting. Management has emphasized continuing training and risk identification at the loan officer level. The Company has also developed and adopted new or revised policies, procedures and systems that are designed to improve credit origination and documentation, review and classification procedures, real estate and equipment appraisals.

      Although the Company's loan portfolio at December 31, 1994 continues to reflect a concentration of medium term real estate commercial loans, current underwriting policies emphasize commercial loans for customers with whom the Banks also have deposit relationships.

    In general, the Company has significantly curtailed the origination of medium term commercial real estate and is not soliciting new loans to finance investment properties. It is management's intention that future medium term commercial real estate loans, to the extent made, will be limited to loans to finance owner-user properties. Twenty-two medium term commercial real estate loans aggregating $10.3 million at December 31, 1994 are scheduled to mature during 1995, of which six loans in the aggregate amount of $3.2 million have been classified. All such classified loans have been reevaluated for collateral value within the past six months and additional loan loss reserves have been taken where appropriate. Of the $10.3 million in medium term commercial real estate loans maturing in 1995, thirteen loans aggregating $7.2 million were loans for investment properties. Of that amount, nine loans aggregating $5.9 million are anticipated to be refinanced or fully repaid during 1995. The remaining $1.3 million consists of four loans, none of which exceeded $570,000 principal balance at December 31, 1994. None of such loans were classified at December 31, 1994, and based upon current information, management does not anticipate that additional loan loss reserves will be assessed with respect to such loans. See "Business-- Loan Portfolio."

  . Reduced Other Expenses. Management made a decision to eliminate certain nonstrategic aspects of the Company's business. In 1994, the Company sold its mortgage servicing portfolio and eliminated its mortgage origination and servicing departments. In addition, in 1994, the Company completed the outsourcing of its data processing and courier functions. As a result, the Company was able to reduce its staff from 199 at December 31, 1993 to 141 at December 31, 1994. The Company has reduced its occupancy expenses by subletting portions of its administrative and headquarters offices, negotiating a favorable renewal of the lease for its Central Operations office, and allowing the lease for one of its properties to expire in 1995. Prior to taking such actions, the Company expended $1.3 million with respect to the additional staff, employee benefit and occupancy expenses during 1993 and 1994, which the Company does not anticipate that it will incur in the future. As a result of such actions during 1994, the Company had an efficiency ratio of 80.71%, compared to 95.89% during 1993. In addition, the Company consolidated two operational units of Frontier and Ventura during the first quarter of 1995, which management anticipates will result in additional cost savings of approximately $200,000.

  . Improved Liquidity. During 1993 and 1994, the Company has undergone significant balance sheet restructuring, experiencing substantial reductions in assets, loans and deposits, which had the dual effects of increasing core deposits as a percentage of total deposits and improving liquidity. In order to improve the diversity of the Company's funding sources, management reduced title and escrow deposits from $36.1 million at December 31, 1993 to $2.7 million at December 31, 1994 and institutional and brokered certificates of deposit from $40.2 million at December 31, 1993 to $22.2 million at December 31, 1994. In addition, the loan to deposit ratio improved from 79.6% at December 31, 1993 to 67.6% at December 31, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  . Improved Capital Ratios. Primarily because of balance sheet restructuring, the Company and the Banks have recently improved their regulatory capital ratios. During 1993, the Company raised$1.7 million from a private placement of Common Stock and notes payable. As ofDecember 31, 1994, the Company, Ventura and Frontier had leverage capital ratios of 7.53%, 7.21% and 8.32%, respectively, Tier 1 risk-based capital ratios of 11.32%, 10.92% and 12.29%, respectively, and total risk-based capital ratios of 12.61%, 12.21% and 13.57%, respectively. These ratios comply fully with all minimum regulatory requirements applicable to bank holding companies and national banks generally and comply with the higher requirements imposed on Frontier by the Consent Order. Although Ventura has satisfied the requirement of the Formal Agreement to maintain a leverage capital ratio of 7.00%, it has not yet satisfied the Tier 1 risk-based capital ratio requirement of 12.00%. The OCC has agreed to extend until June 30, 1995 the date by which Ventura must be in full compliance with the capital requirements of the Formal Agreement. Management believes that Ventura will be able to comply with such requirements, either through results of continuing operations or as a result of the capital raised in this Offering. The Offering is conditioned upon the receipt by Parent of minimum Offering proceeds of $4,500,000. See "The Rights Offering-- Minimum Condition."

  Through management's efforts, the Company's net loss was reduced to $262,000 during 1994 and nonperforming assets were reduced to $11.2 million at December 31, 1994. The Company returned to profitability beginning in the third quarter of 1994, and had net income for the second half of 1994 of $615,000, compared to a net loss of $877,000 for the first six months of the year. Earnings improvement in the second half was due to a $1.9 million decrease in the provision for loan losses, $1.2 million decrease in other expenses and a $143,000 decrease in income tax provision, which were offset by a decline in other income of $2.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management believes the Company is positioned to take advantage of new opportunities as they may arise in 1995.

BUSINESS STRATEGY

  The Company's strategic plan is to continue to build its core business of generating and maintaining profitable banking relationships with small and medium sized businesses, professional firms and individuals in its market areas. The primary purpose of this Offering is to increase the Company's and the Banks' capital bases to permit growth in the post recessionary environment. The additional capital will enable Ventura to pursue a unique opportunity to build market share in its target markets created by the acquisition of Ventura's most significant community bank competitor, Bank of A. Levy, by First Interstate Bank of California in February 1995. Ventura is now the largest community bank headquartered in Ventura County.

  As community banks, Ventura and Frontier stress personal service, local decisionmaking, effective customer response time and strong relationships with business, civic and community organizations. The Company has reallocated its resources in a renewed marketing effort to position both Ventura and Frontier as the leading community banks in their respective market areas. Management believes that this marketing and service approach enables both Banks to compete effectively with the money center, superregional and regional banks which dominate their market areas.

  The Ventura, Los Angeles and Orange County economies support a broad range of industries including durable and nondurable manufacturing, public administration and the military, business and health services, retail and wholesale trade, high technology, agriculture, construction, and tourism related sectors. According to Dun & Bradstreet, there are more than 3,000 businesses operating in Ventura County with revenues ranging from $1 million to $25 million, the majority of which have headquarters locally. The same source indicates that Frontier's market area includes over 11,000 businesses with revenues in the $1 million to$25 million range. The most recent data available indicates that Ventura's market share of bank deposits in Ventura County is approximately 5.0%, while Frontier's market share of deposits in Los Angeles and Orange counties is insignificant.

  Ventura provides deposits and loan products to businesses in representative industries in Ventura County, including manufacturing, distribution, professional services and agriculture. Ventura's principal loan products will include working capital loans and lines of credit, asset based loans and lines of credit, term loans secured by properties, plants and equipment and, through Frontier, SBA loans. Ventura also anticipates continuing a limited amount of construction lending to experienced builders for construction of single family home projects in selected areas of Ventura County. Such loans would generally not exceed 15% of the portfolio at any one time during 1995. Deposit and fee products are designed to meet the needs of small businesses and professional firms, including the firms targeted for loan products. See "Business."

  Frontier's target market is small and medium sized businesses, professionals and individuals. Frontier also intends to expand the Wilmington branch's commercial lending business in its surrounding communities. In addition to the types of loans offered by Ventura, Frontier's principal loan products include commercial loans to small businesses secured by first trust deeds on owner-user commercial real estate. Frontier also offers unsecured small business loans and, through its SBA Division, loans for equipment, inventory, real estate acquisition and construction, and working capital under both the 504 and 7(a) programs. See "Business--Loan Portfolio--SBA Lending." The SBA Division intends to focus its marketing efforts on developing and strengthening existing relationships with real estate brokers who refer owner-user commercial and industrial real estate purchasers to Frontier.

  Both Banks have developed programs to solicit minority, principally Hispanic, business customers with existing products. For example, Ventura sponsors a county wide Minority Business Group with over 400 minority businesses and professionals as members. Management believes minority businesses represent a traditionally underserviced segment of the market that places a high priority on the type of personalized service delivered by the Banks.

  Both Banks offer fee based cash management products for business customers and will expand and enhance these products for future growth. Deposit products include business and personal checking, interest bearing money market, NOW and savings accounts and certificates of deposit. Although neither Ventura nor Frontier intends to compete with the larger regional, superregional or money center banks for the broad based retail consumer customer, the Company has designed and implemented certain competitive retail deposit products in order to diversify and stabilize its funding sources.

  Finally, the Company's strategic plan also requires continuing implementation of each action item of its responsive measures.

                              THE RIGHTS OFFERING

THE RIGHTS

  The Company is hereby issuing transferable Rights at no cost to each record holder of Common Stock ("Record Date Holder") as of the close of business on May 10, 1995 (the "Record Date"). The Company will issue one Right for each shares of Common Stock held on the Record Date. The Rights will be evidenced by transferable Subscription Right Certificates, which are being distributed to each Record Date Holder contemporaneously with the delivery of this Prospectus.

  The Company, with the assistance of Sandler O'Neill, determined the ratio of
one Right for each      shares of Common Stock. Factors affecting the
determination of the ratio of one Right for each      shares of Common Stock
include the amount of proceeds sought to be raised, pricing and dilution characteristics of other rights offerings, negotiations with the Standby Purchasers and the current market price of the Common Stock. See "The Rights Offering--Determination of Subscription Price."

  No fractional Rights or cash in lieu thereof will be issued or paid. Instead, the number of Rights issued to a Record Date Holder will be rounded up to the nearest whole number. A depository, bank, trust company or securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may, upon delivery to the Subscription Agent of the Certification and Request for Additional Rights form available from the Information Agent, exchange its Subscription Right Certificate to obtain a Subscription Right Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the Record Date; no other Subscription Right Certificate may be so divided as to increase the number of Rights to which the original recipient was entitled. The Company reserves the right to refuse to issue any Subscription Right Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole number of Rights. The Subscription Agent must receive the Certification and Request for Additional Rights no later than 5:00 p.m., Pacific time, on June 16, 1995 after which time no new Subscription Right Certificates will be issued.

  Because the number of Rights issued to each Record Date Holder will be rounded up to the nearest whole number, beneficial owners of Common Stock who are also the Record Date Holder of their shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the Record Date Holders of their shares and who do not obtain (or cause the Record Date Holder of their shares of Common Stock to obtain) a separate Subscription Right Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that Record Date Holders or beneficial owners of Common Stock who obtain a separate Subscription Right Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege. Beneficial owners of Common Stock who are not Record Date Holders may obtain a separate Subscription Right Certificate upon request to the nominee Record Date Holder. See "The Rights Offering--Exercise of Rights."

  Once the Rights are distributed and until the Expiration Time, the Company will not effect a reclassification of the Company's equity securities which could have the effect of materially altering the value of the Rights during the pendency of the Offering.

EXPIRATION TIME

  The Rights will expire at the Expiration Time, 5:00 p.m., Pacific time, on June 21, 1995, subject to extension in the discretion of the Company. The Company does not currently contemplate any extensions. After the Expiration Time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to that exercise were sent, except pursuant to the Guaranteed

Delivery Procedures described below. The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent on or before the Expiration Time, followed by a press release no later than 9:00 a.m. Pacific time on the next business day after the previously scheduled Expiration Time. The Offering will not be extended to a time later than 5:00 p.m., Pacific time, on July 21, 1995.

SUBSCRIPTION PRIVILEGES

  Basic Subscription Privilege. Each Right will entitle the holder thereof to purchase at the Subscription Price one Underlying Share, subject to reduction by the Company under certain circumstances (the "Basic Subscription Privilege"). See "The Rights Offering--Tax Limitation" and "The Rights Offering--Regulatory Limitation." Each Rights Holder is entitled to subscribe for all, or any portion of, the Underlying Shares which may be acquired through the exercise of Rights. Payment of the Subscription Price will be held in an escrow account to be maintained by First Interstate Bank of California as Subscription Agent and will be applied to the purchase of Common Stock or promptly returned without interest following the Expiration Time. Subject to satisfaction of the Minimum Condition, the certificates representing Underlying Shares purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Time and all prorations and reductions contemplated by the Offering have been effected.

  Oversubscription Privilege. Subject to the allocation and possible reduction described below and elsewhere in this Prospectus (see "The Rights Offering--Tax Limitation" and "The Rights Offering--also "Regulatory Limitation"), Record Date Holders who fully exercise the Basic Subscription Privilege issued to them by the Company will be eligible to subscribe, at the Subscription Price, for additional shares of Common Stock available after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege (the "Oversubscription Privilege"). Only Record Date Holders who exercise the Basic Subscription Privilege in full will be entitled to exercise this Oversubscription Privilege which must be exercised at the same time as the Basic Subscription Privilege is exercised. The Oversubscription Privilege is not transferable.

  Shares of Common Stock will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through exercise of the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among the Record Date Holders who exercise their Oversubscription Privilege in proportion to the respective number of shares of Common Stock each such Record Date Holder subscribes for pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights Holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of the Oversubscription Privilege, then each Rights Holder will be allocated only that number of Excess Shares for which such holder oversubscribed, and the remaining Excess Shares will be allocated among all other Rights Holders exercising the Oversubscription Privilege on the same pro rata basis outlined above; such proration will be repeated until all Excess Shares have been allocated to the full extent of the Oversubscription Privilege exercised. Payments for oversubscriptions will be deposited upon receipt by the Subscription Agent and held in a segregated account with the Subscription Agent pending a final determination of the number of Underlying Shares to be issued pursuant to such Oversubscription Privilege. THEREFORE, RIGHTS HOLDERS WHO PLACE OVER-SUBSCRIPTION ORDERS PRIOR TO THE EXPIRATION TIME WILL LOSE ACCESS TO FUNDS TENDERED FOR AN INDETERMINATE PERIOD OF TIME UP TO 30 DAYS AFTER THE EXPIRATION TIME AND MAY NOT ACTUALLY ACQUIRE SHARES OF COMMON STOCK SUBSCRIBED FOR. If a proration of the Excess Shares results in a Rights Holder receiving fewer Excess Shares than such Rights Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that holder at the Subscription Price for shares not issued will be returned without interest or deduction. Subject to satisfaction of the Minimum Condition, certificates representing Underlying Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Time and after all prorations and reductions contemplated by the terms of the Offering have been effected.

  To exercise the Oversubscription Privilege, banks, brokers and other nominee Record Date Holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company the aggregate number of Rights as to which the Oversubscription Privilege has been exercised and the number of Underlying Shares thereby subscribed for by each beneficial owner of Rights on whose behalf such nominee holder is acting.

REGULATORY LIMITATION

  The Company will not be required to issue shares of Common Stock pursuant to the Offering to any Rights Holder or Standby Purchaser who, in the Company's sole judgment and discretion, is required to obtain prior clearance, approval or nondisapproval from any state or federal bank regulatory authority to own or control such shares unless, prior to the Expiration Time, evidence of such clearance, approval or nondisapproval has been provided to the Company. If the Company elects not to issue shares in such case, such shares will become available to satisfy subscriptions pursuant to the Oversubscription Privilege or to Standby Purchasers as to whom such conditions do not apply.

  The Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act (such as the Common Stock) would, under the circumstances set forth in the presumption, constitute the acquisition of control.

  In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHC Act"), before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of the outstanding Common Stock of, or such lesser number of shares as constitute control over, the Company.

SUBSCRIPTION PRICE

  The Subscription Price is $       per Underlying Share subscribed for
pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, payable in cash. Shares purchased by Standby Purchasers pursuant to
the Standby Purchase Agreements shall be at the same price of $          .

NO BOARD OR FINANCIAL ADVISOR RECOMMENDATION

  An investment in the Common Stock must be made pursuant to each investor's evaluation of such investor's best interests. Accordingly, neither the Board of Directors of the Company nor Sandler O'Neill makes any recommendation to Rights Holders or other prospective purchasers regarding whether they should exercise their Rights or otherwise subscribe for shares of Common Stock.

STANDBY PURCHASE AGREEMENTS

  The Company has entered into Standby Purchase Agreements pursuant to which an
aggregate of            accredited investors as Standby Purchasers have
severally agreed to acquire from the Company at the Subscription Price up to of the Underlying Shares, if any, remaining after the exercise of the Basic Subscription Privilege and the Oversubscription Privilege, subject in each case to a maximum standby commitment and possible reduction under certain circumstances. See "Regulatory Limitation" and "Tax Limitation." The Standby
Purchase Agreements require that the Company sell up to         Additional
Shares in the aggregate to the Standby Purchasers if sufficient Underlying Shares are not available after completion of the Rights Offering. The Additional Shares are being offered to the Standby Purchasers only. The Company has guaranteed the availability to the Standby Purchasers of
an aggregate minimum of            shares of Common Stock. See "Standby
Purchase Agreements."

TAX LIMITATION

  As of December 31, 1994, the Company had NOL carryforwards of $1.5 million and $3.5 million for federal and state purposes, respectively. The acquisition of Underlying Shares as a result of the exercise of Rights pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, or the issuance of shares to Standby Purchasers, could result in an "ownership change" within the meaning of Section 382 of the Code. If the Offering were to cause such an ownership change, or if future trading in the Company's shares were to cause such an ownership change, the Company's ability to use its NOLs in the future could be adversely affected (the "Section 382 Limitation"). The Company has reserved the right in its sole judgment and discretion to limit the number of Underlying Shares issued as a result of exercises of Rights or under the Standby Agreement to reduce the risk that the Section 382 Limitation will apply. The Company will determine whether to exercise this discretion by comparing the benefits of a successful offering with any tax detriments associated with an ownership change.

  An "ownership change" will occur if the aggregate percentage point ownership increase for all 5% shareholders for a "testing period" exceeds 50 percentage points. For this purpose, a "5% shareholder" is any direct or indirect holder, taking certain attribution rules into account, of 5% or more of a corporation's stock. For this purpose, all holders of less than 5% are collectively treated as a single 5% shareholder. In general, the "testing period" is the three-year period ending on the date an ownership change has occurred. Such period may be less than three years and will begin the first day of the most recent taxable year from which a net operating loss or excess credit is carried forward. Once an "ownership change" has occurred, as of that date, only subsequent ownership changes are tested. In determining the amount by which 5% shareholders have increased their percentage, the percentage interest of each 5% shareholder on the testing date is compared to the lowest percentage interest of such shareholder at any time during the testing period. For example, a shareholder whose percentage ownership increased from 6% to 20% during the testing period will be considered to have had an increase of 14 percentage points. If the aggregate change of all 5% shareholders exceeds 50 percentage points as of the end of the "testing period," then an "ownership change" will have occurred. If the Offering is successful, there may be an "ownership change" as a result. This would impose an annual Section 382 limitation on the ability of the Company to use its net operating losses beginning in the year in which the "ownership change" has occurred. The amount of the net operating loss carryovers that could be used by the Company annually would be determined by multiplying the value of the Company as of the "ownership change" date by the long term tax-exempt bond rate at that time, a rate that is currently 6.83%.

  The Company retains the discretion to reduce the number of shares of Common Stock to be received by a Rights Holder or a Standby Purchaser. It will exercise this discretion by comparing the benefits of a successful offering with any tax detriments associated with a ownership change.

  Under the Standby Purchase Agreement, the Company has the right to receive notice of, and to review a Standby Purchaser's proposed future acquisition of shares of Company "stock" (as defined under Section 382 of the Code and the regulation promulgated thereunder) and to limit the number of shares so acquired in order to prevent the application of the Section 382 Limitation. Each Standby Purchaser has agreed to give the Company sufficient prior written notice of any proposed acquisition of additional shares of Common Stock, so that the Company may determine in its reasonable judgment whether such proposed purchase could reasonably by expected to result in an ownership change. In the event the Company makes such a determination, each Standby Purchaser has agreed to limit its purchase of additional shares of Common Stock or interests therein as the Company may request to avoid such an ownership change.

  Each Standby Purchaser has also agreed that during the three year period commencing on the day after the Closing Date, it will not bid for, purchase, contract to purchase or otherwise acquire, directly or indirectly, any shares of Common Stock or interests therein if, after such acquisition, its percentage ownership, together with that of its affiliates, of the total number of shares of the Company stock would exceed 4.9%. With the written permission of the Company, each Standby Purchaser may increase such percentage ownership above 4.9%, but in no event in excess of 9.9%.


  No other restrictions on future acquisitions of shares exist in the Company's charter or otherwise that are designed to prevent the occurrence of an ownership change, although certain regulatory constraints on the acquisition of controlling interests in a bank holding company or national bank may make it somewhat less likely that an ownership change will occur due to future acquisitions of Company stock.

METHOD OF SUBSCRIPTION--BY EXISTING SHAREHOLDERS AS RIGHTS HOLDERS

EXERCISE OF RIGHTS

  Rights Holders may exercise their Rights by delivering to the Subscription Agent, at the addresses specified below, at or prior to the Expiration Time, the properly completed and executed Subscription Rights Certificate(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment may be made only (i) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to First Interstate Bank of California, as Subscription Agent; or (ii) by wire transfer of funds to the escrow account maintained by the Subscription Agent for the purpose of accepting subscriptions at Mellon Bank, Pittsburgh, Pennsylvania #17, ABA No. 043000261, Reorganization Account 100-2331-VCNB,
Attention: Evelyn O'Connor (with Subscriber's name) (the "Subscription Account"). The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check; (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or (iii) receipt of collected funds in the Subscription Agent's account designated above. Funds paid by uncertified personal check may take up to five business days to clear. Accordingly, Rights Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified check, bank draft, money order or wire transfer of funds. All funds received in payment of the Subscription Price shall be held by the Subscription Agent and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States or any state or any agency thereof or money market mutual funds investing in the foregoing instruments. Subscription funds paid to exercise the Oversubscription Privilege will be returned to the Rights Holder in the event there are insufficient Excess Shares to fulfill any Oversubscription. See "The Rights Offering--Subscription Privileges." The account in which such funds will be held will not be insured by the FDIC. Any interest earned on such funds will be retained by the Company.

  The Subscription Right Certificates and payment of the Subscription Price or, if applicable, Notices of Guaranteed Delivery or DTC Participant
Oversubscription Exercise Forms, as defined below, must be delivered to the Subscription Agent, by mail, hand delivery, overnight or other courier service, at the following address:

  By Mail:

  First Interstate Bank of California

  Ventura County National Bancorp Rights Offering Account
  Post Office Box 4177
  Woodland Hills, California 91365

  Telephone number: 1-800-522-6645
  Facsimile number: 1-201-296-4062

  By Hand Delivery:
  15821 Ventura Boulevard                 120 Broadway
  Suite 670                               13th Floor
  Encino, California 91436                New York, New York

  The Company will absorb the costs of the fees and expenses of the Subscription Agent and has also agreed to indemnify the Subscription Agent from certain liabilities which it may incur in connection with the Offering. Except for fees absorbed by the Company, and transfer taxes, if any, which shall be paid by the Company, all commissions, fees and other expenses (including brokerage commissions) incurred in connection with the exercise of Rights will be for the account of the Rights Holder, and none of such commissions, fees or expenses will be paid by the Company.

  If a Rights Holder wishes to exercise Rights, but time will not permit such Rights Holder to cause the Subscription Right Certificate(s) evidencing those Rights to reach the Subscription Agent prior to the Expiration Time, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

    (i) the Rights Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and, if applicable, the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Time;

    (ii) the Subscription Agent receives, at or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Ventura County National Bancorp Subscription Rights Certificates (the "Instructions") distributed with the Subscription Right Certificates, guaranteed by a member firm of an approved Signature Guarantee Medallion Program, stating the name of the exercising Rights Holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege, and, if any, pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of the Subscription Right Certificate(s) evidencing those Rights within two (2) business days following the date of the Notice of Guaranteed Delivery; and

    (iii) the properly completed Subscription Right Certificate(s) evidencing the Rights being exercised, with any signatures guaranteed as required, is received by the Subscription Agent within two (2) business days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Right Certificates at the address set forth above or may be transmitted to the Subscription Agent by telegram or facsimile transmission. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent whose address and telephone number are set forth below.

  If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Rights Holder indicates are being exercised, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate payment delivered by the Rights Holder and, to the extent that the aggregate payment delivered by the Rights Holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Right Certificates delivered by the Rights Holder (such excess being the "Subscription Excess"), the Rights Holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available, that number of whole Excess Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after application of the foregoing procedures shall be returned to the Rights Holder promptly by mail without interest or deduction.

  Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a Subscription Account and segregated from its other accounts pending issuance of the Excess Shares. If a Rights Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares for which that Rights Holder subscribed pursuant to the Oversubscription Privilege, then the excess funds paid by the Rights Holder as the Subscription Price for shares not allocated to such Rights Holder shall be returned by mail as soon as practicable after the Expiration Time and after all prorations contemplated by the terms of the Offering have been effected.

  Subject to satisfaction of the Minimum Condition, certificates representing shares of Common Stock subscribed for and issued pursuant to the Rights will be mailed as soon as practicable after the Expiration Time and after all prorations and reductions contemplated by the terms of the Offering have been effected. Certificates for shares of Common Stock issued pursuant to the exercise of Rights will be registered in the same of the Rights Holder exercising such Rights. There can be no assurance that the value of the Common Stock will not decline below the Subscription Price before such shares of Common Stock are delivered.

  A Rights Holder who subscribes for fewer than all of the shares represented by its Subscription Right Certificates may, under certain circumstances, (i) direct the Subscription Agent to attempt to sell the remaining Rights, (ii) receive from the Subscription Agent a new Subscription Right Certificate representing the remaining Rights or (iii) transfer the remaining Rights to a designated transferee. See "The Rights Offering--Method of Transferring Rights." A Rights Holder's election to exercise the Oversubscription Privilege must be made at the time the Basic Subscription Privilege is exercised.

  Unless a Subscription Right Certificate (i) provides that the Underlying Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the Rights Holder; or (ii) is submitted for the account of an Eligible Institution, signatures on each Subscription Right Certificate must be guaranteed by a member firm of an approved Signature Guarantee Medallion Program.

  Record Date Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain these beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the Record Date Holder of that beneficial owners' Rights should complete appropriate Subscription Right Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners' instructions. If a beneficial owner wishes to obtain a separate Subscription Right Certificate, he, she or it should contact the nominee as soon as possible and request that a separate Subscription Right Certificate be issued. A Nominee may request any Subscription Right Certificate held by it to be split into such smaller denominations as it wishes, provided that the Subscription Right Certificate is received by the Subscription Agent, properly endorsed, no later than 5:00 p.m., Pacific time, on June 16, 1995.

  The Instructions accompanying the Subscription Right Certificates should be read carefully and followed in detail. SUBSCRIPTION RIGHT CERTIFICATES SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION RIGHT CERTIFICATES TO THE COMPANY.

  THE METHOD OF DELIVERY OF SUBSCRIPTION RIGHT CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SUBSCRIPTION RIGHT CERTIFICATES AND PAYMENTS ARE SENT BY MAIL, RIGHTS HOLDERS ARE URGED TO SEND SUCH MATERIALS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED CHECK, BANK DRAFT, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

  Certain directors and officers of the Company will assist the Company in the Offering by, among other things, participating in informational meetings regarding the Offering, generally being available to answer questions of potential subscribers and soliciting orders in the Rights Offering. None of such directors and officers will receive additional compensation for such services. None of such directors and officers are registered as securities brokers or dealers under the Federal or applicable state securities laws, nor are any of such persons affiliated with any broker or dealer. Because none of such persons are in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the Federal securities laws. In addition, the proposed activities of such directors and officers are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Exchange Act. Substantially similar exemptions from registration are available under applicable state securities laws.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determination will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscription Right Certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Subscription Agent or the Company will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Right Certificates or incur any liability for failure to give such notification. The Company reserves the right to reject any exercise if such exercise is not in accordance with the terms of the Offering or not in proper form or if the acceptance thereof or the issuance of the Common Stock pursuant thereto could be deemed unlawful. See "The Rights Offering--Regulatory Limitation" and "The Rights Offering--Tax Limitation."

  All questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent at Chemical Bank (telephone (800) 421-0708).

METHOD OF TRANSFERRING RIGHTS

  Rights may be purchased or sold through usual investment channels, including banks and brokers. It is anticipated that the Rights will trade on the Nasdaq National Market until the close of business on the last trading day prior to the Expiration Time. There has been no prior trading in the Rights and no assurance can be given that a trading market for the Rights will develop or, if a market develops, that such market will be maintained throughout the Offering.

  The Rights evidenced by a single Subscription Right Certificate may be transferred in whole by endorsing the Subscription Right Certificate for transfer in accordance with the accompanying Instructions. A portion of the Rights evidenced by a single Subscription Right Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Right Certificate properly endorsed for transfer, with instructions to register that portion of the Rights indicated therein in the name of the transferee and to issue a new Subscription Right Certificate to the transferee evidencing the transferred Rights. In that event, a new Subscription Right Certificate evidencing the balance of the Rights will be issued to the Rights Holder or, if the Rights Holder so instructs, to an additional transferee, or will be sold by the Subscription Agent in the manner described below upon appropriate instruction from the Rights Holder.

  Rights Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) other than through the Subscription Agent should allow a sufficient amount of time prior to the Expiration Time for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) new Subscription Right Certificates to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Right Certificates to be exercised or sold by the recipients thereof. Such amount of time could range from four to six business days, depending upon the method by which delivery of the Subscription Right Certificates and payment is made and the number of transactions which the Rights Holder instructs the Subscription Agent to effect. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Right Certificates are not received in time for exercise or sale prior to the Expiration Time.

  A new Subscription Right Certificate will be issued to a submitting Rights Holder upon the partial exercise or sale of Rights only if the Subscription Agent receives a properly endorsed Subscription Right Certificate no later than 5:00 p.m., Pacific time, on June 16, 1995, the fourth business day prior to the Expiration Time. After such time and date no new Subscription Rights Certificates will be issued. Accordingly, after such time and date a Rights Holder exercising less than all of its Rights will lose the power to sell or exercise its remaining Rights. A new Subscription Right Certificate will be sent by first class mail to the submitting Rights Holder if the Subscription Agent receives the properly completed Subscription Right Certificate by 5:00 p.m. Pacific time, on June 13, 1995. Unless the submitting Rights Holder makes other arrangements with the Subscription Agent, a new Subscription Right Certificate received by the Subscription Agent after 5:00 p.m. Pacific time, on June 13, 1995 will be held for pick-up by submitting Rights Holder at the Subscription Agent's hand delivery address provided above. All deliveries of newly issued Subscription Right Certificates will be at the risk of the submitting Rights Holder.

  The Rights evidenced by a Subscription Right Certificate may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent prior to June 13, 1995 the Subscription Right Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Right Certificate are to be sold by the Subscription Agent, that Subscription Right Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold.

  Promptly following sale, the Subscription Agent will send the Rights Holder a check for the proceeds from the sale of any Rights sold, less any applicable brokerage commissions, taxes and other direct expenses of sale. A Rights Holder for which the Subscription Agent sells Rights on any given day will receive for each of its Rights the weighted average net sale price of all Rights sold on that day by the Subscription Agent. The weighted average net sale price will be calculated by dividing the total proceeds from all sales realized by the Subscription Agent on the day of sale, net of any applicable brokerage commissions, taxes and other expenses, by the total number of Rights sold by the Subscription Agent on that day. No assurance, however, can be given that the Subscription Agent will be able to sell any Rights. Rights offered pursuant to the Oversubscription Privilege may not be transferred. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent at or prior to 5:00 p.m., Pacific time, on June 13, 1995. The Subscription Agent's obligation to execute orders is subject to its ability to find buyers. If the direct expenses of sale would exceed the sale price on a given day, the Subscription Agent will not sell the Rights. If the Rights cannot be sold by the Subscription Agent by the Expiration Time, they will expire unsold.

  Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer terms) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

PROCEDURES FOR DTC PARTICIPANTS

  It is anticipated that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of The Depository Trust Company ("DTC"; Rights which the holder exercises through DTC are referred to as "DTC Rights"). A holder of DTC Rights may exercise the Oversubscription Privilege in respect thereof by properly exercising and delivering to the Subscription Agent, at or prior to the Expiration Time, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of Excess Shares for which the Oversubscription Privilege is exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Information Agent or the Subscription Agent.

DETERMINATION OF SUBSCRIPTION PRICE

  The Subscription Price has been determined by the Company, in consultation with Sandler O'Neill. Among the factors considered by the Board in determining the Subscription Price were (i) the market value of the Common Stock; (ii) the present and projected operating results and financial condition of the Company;
(iii) an assessment of the Company's management and management's analysis of the growth potential of the Company and of the Company's market area; (iv) the aggregate size of the Offering; (v) the price at which the Board believes investors would readily pay to purchase all of the available shares of Common Stock offered under the current economic circumstances; (vi) the amount the Standby Purchasers were willing to commit; and (vii) the amount of capital necessary for the Reimbursement of Interest to Ventura to satisfy the Formal Agreement. See "Capitalization," "Risk Factors--Dilution" and "Risk Factors-- Regulatory Agreements and Capital Requirements."

  There can be no assurance, however, that the market price of the Common Stock will not decline during the subscription period to a level equal to or below the Subscription Price, or that, following the issuance of the Rights and of the Common Stock upon exercise of Rights or pursuant to Standby Purchase Agreements, a subscribing Rights Holder or Standby Purchaser will be able to sell shares purchased in the Offering at a price equal to or greater than the Subscription Price. An investment in Common Stock must be made pursuant to each investor's evaluation of such investor's best interests. Accordingly, neither the Board of Directors of the Company nor Sandler O'Neill make any recommendation to Rights Holders or other regarding whether they should exercise the Rights or purchase Common Stock.

FINANCIAL ADVISOR

  The Company has engaged Sandler O'Neill as its financial advisor in connection with the Offering pursuant to an Agency Agreement between the Company and Sandler O'Neill. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions and is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

  In its capacity as financial advisor, Sander O'Neill provided advice to the Company regarding the structure of the Offering as well as with respect to marketing the shares of Common Stock to be issued in the Offering. Sandler O'Neill will identify potential standby purchasers and will assist the Company in negotiating Standby Purchase Agreements with the Standby Purchasers. Sandler O'Neill expects to make a market in the Rights. However, no assurance can be given that an active or liquid market in the Rights will develop or if developed will continue.

  Sandler O'Neill has not prepared any report or opinion constituting a recommendation or advice to the Company or its shareholders, nor has Sandler O'Neill prepared an opinion as to the fairness of the Subscription Price or the terms of the Offering to the Company or its current shareholders. Sandler O'Neill expresses no opinion and makes no recommendation to holders of Rights as to the purchase by any person of Underlying Shares or the Additional Shares. Sandler O'Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the Offering may trade if and when they are issued or at any future time. See "The Rights Offering--Determination of Subscription Price."

  As compensation for its services, the Company agreed to pay Sander O'Neill:
(i) a $25,000 financial advisory fee, which has been paid; (ii) upon completion of the Offering, a fee of 1.5% of the aggregate purchase price of the shares of Common Stock sold in the Offering pursuant to the exercise of Rights by directors and officers of the Company and principals and officers of Sandler O'Neill (collectively, "Interested

Parties"); (iii) upon completion of the Offering, a fee of 3% of the aggregate purchase price of the shares of Common Stock sold in the Offering pursuant to the exercise of Rights by persons other than Interested Parties; and (iv) upon completion of the Offering, a fee of 5% of the aggregate value of funds committed by Standby Purchasers. The fees set forth in clauses (i) through (iv) are subject to Sandler O'Neill receiving minimum aggregate compensation upon closing of the Offering of $225,000. The Company has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, in an aggregate amount not to exceed $100,000. As of April 17, 1995, the Company has reimbursed Sandler O'Neill for $44,471 in out-of-pocket expenses. The Company has agreed to indemnify Sandler O'Neill against certain liabilities arising out of its engagement, including certain liabilities arising under the Securities Act.

  Certain principals and officers of Sandler O'Neill own shares of Common Stock and, accordingly, will be Record Date Holder of Rights. The shares were purchased by each such person in his or her individual capacity using personal funds with no agreement among or between any of such persons to act together with respect to the Company or its securities except for the purpose of facilitating the purchase of such shares in the private placement in which such shares were acquired. The shares owned by such persons, when taken together, amount to 447,422 shares, or 7.1% of the outstanding Common Stock as of March 24, 1995. As Record Date Holders, each such person may, in their individual capacity, exercise or transfer the rights such person receives. In addition, certain of such persons may be requested by the Company to be Standby Purchasers. The Company is not aware to what extent, if any, that any such person intends to exercise and/or transfer his or her Rights or become a Standby Purchaser. To the extent any Common Stock is acquired by any such person in the Offering, whether through the exercise of Rights or pursuant to a Standby Purchase Agreement, such acquisition would be made by such persons in his or her individual capacity using personal funds with no agreement among or between any of such persons to act together and would be for investment purposes only. Such acquisitions, if made, will not result in Sandler O'Neill receiving any compensation from the Company other than in accordance with the compensation arrangement set forth above.

  In late 1993, the Company retained Sandler O'Neill to provide financial and strategic advice to the Company including, but not limited to, exploring possible business combinations involving the Banks. As compensation for its services, the Company has paid to Sandler O'Neill as of April 17, 1995 an aggregate of $155,424 representing financial advisory fees and reimbursement of out-of-pocket expenses. In addition, Ventura retained Sandler O'Neill Mortgage Finance Corp, an affiliate of Sandler O'Neill, in connection with two sales of whole loans and the sale of Ventura's mortgage loan servicing rights, all of which were completed in 1994. As compensation for its services, Ventura has paid to Sandler O'Neill Mortgage Finance Corp an aggregate of $97,915, representing marketing fees and reimbursement of out-of-pocket expenses.

INFORMATION AGENT

  The Company has appointed Chemical Bank as Information Agent for the Offering. Any questions or requests for assistance concerning the method of subscribing for shares of Common Stock or for additional copies of this Prospectus, the Instructions, the Notice of Guaranteed Delivery or the DTC Participant Oversubscription Exercise Form may be directed to the Information Agent at the address and telephone number below:

  Chemical Bank
  450 West 33rd Street, Fifteenth Floor
  New York, New York 10001
  Telephone No.: (800) 421-0708
  Banks and Brokers call: (212) 946-7618

  The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Offering.

FOREIGN AND CERTAIN OTHER SHAREHOLDERS

  Subscription Right Certificates will not be mailed to Record Date Holders whose addresses are outside the United States and Canada or who have an APO or FPO address, but will be held by the Subscription Agent for each Record Date Holders' accounts. To exercise their Rights, such persons must notify the Subscription Agent at or prior to 5:00 p.m., Pacific time, on June 13, 1995, at which time (if no contrary instructions have been received) the Rights represented thereby will be sold, subject to the Subscription Agent's ability to find a purchaser. Any such sales will be at prevailing market prices. If the Rights are sold, a check for the proceeds from the sale of any Rights, less any applicable brokerage commissions, taxes and other expenses, will be remitted to such holders by mail. The proceeds, if any, resulting from sales of Rights pursuant to the Basic Subscription Privilege of holders whose addresses are not known by the Subscription Agent or to whom delivery cannot be made will be held in a noninterest-bearing account at First Interstate Bank of California. Any amount remaining unclaimed on the second anniversary of the Expiration Time will be turned over to the Company and, after such date, any person claiming such proceeds will, as an unsecured general creditor of the Company, be able to look only to the Company for payment thereof. Such Holder's Rights expire at the Expiration Time.

NO REVOCATION

  Once a Rights Holder has properly exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked.

LATE DELIVERY OF SUBSCRIPTION RIGHTS CERTIFICATES

  If the Subscription Agent has received prior to 5:00 p.m., Pacific time, on the Expiration Time full payment as specified above for the total number of shares of Common Stock subscribed for, together with a letter, telegram or facsimile transmission from a bank or trust company or a member of a recognized securities exchange in the United States stating the name of the subscriber, the number of Rights represented by the Subscription Rights Certificate and the number of Underlying Shares of Common Stock subscribed for and guaranteeing that the Subscription Rights Certificate will be delivered promptly to the Subscription Agent, such subscription will be deemed to be received prior to the Expiration Time, subject to withholding of the stock certificates representing the Underlying Shares pending receipt of the duly executed Subscription Rights Certificate. RIGHTS HOLDERS WHO FAIL TO DELIVER THEIR SUBSCRIPTION RIGHTS CERTIFICATE AND FULL PAYMENT TO THE COMPANY OR PAYMENT WITH GUARANTY OF DELIVERY AS SET FORTH ABOVE PRIOR TO THE EXPIRATION TIME WILL BE DEEMED TO HAVE WAIVED THEIR SUBSCRIPTION RIGHTS IN THIS OFFERING IN THEIR ENTIRETY.

DILUTION

  Rights Holders may experience substantial dilution of their percentage of equity ownership interest and voting power in the Company if Rights Holders do not exercise the Basic Subscription Privilege. If more than the Minimum Shares are purchased through the Offering, including through the Standby Purchase Agreements, Rights Holders will suffer further dilution in their equity ownership interest and voting power in the Company.

INTENTIONS OF DIRECTORS AND OFFICERS

  The directors and executive officers of the Company as a group (    persons)
have indicated their intention to exercise Rights to purchase, in the
aggregate,          shares of Common Stock. These indications of intent are
based upon each director's and officer's evaluation of his or her own financial and other circumstances. Upon their acquisition of such shares, the directors and
executive officers, as a group, will own beneficially           shares or a
minimum of    % and a maximum of    % of the Company's outstanding Common Stock
after completion of the Offering.

THE COMPANY'S 401(k)/ESOP

  The Company maintains a qualified retirement plan for the benefit of its employees which consists of a 401(k) plan and an employee stock ownership plan. At December 31, 1994, the 401(k)/ESOP was the record holder of 415,854 shares of Common Stock.

  Under the 401(k) portion of the 401(k)/ESOP, participants have the ability to direct the investment of pre-tax deferrals and employer matching contributions in one or more investments, including Common Stock. Participants who have invested a portion of their pre-tax deferrals in Common Stock shall have the ability to direct the Trustee to exercise or sell Rights allocable to such participants' investment in Common Stock. In the event a participant fails to instruct the Trustee or submits an invalid instruction, the Trustee shall, pursuant to the terms of the 401(k)/ESOP, be required to sell the Rights allocable to such participant's account.

  With respect to the ESOP portion of the 401(k)/ESOP, the Trustee shall, in its sole discretion, determine the manner in which Rights issued to the ESOP portion of the 401(k)/ESOP are to be disposed of, taking into consideration the Trustee's fiduciary duties to act prudently with respect to plan investments and to invest plan assets in the best and exclusive interests of plan participants and their beneficiaries. Given that the ESOP portion of the 401(k)/ESOP does not have any uninvested assets with which to fund a purchase of Common Stock, it is anticipated that the Trustee may attempt to sell the Rights issued to the ESOP portion of the 401(k)/ESOP.

MINIMUM CONDITION

  The Offering is conditioned upon the receipt by the Company of minimum Offering proceeds of $4,500,000. In the event the Minimum Condition is not achieved, any funds that have been deposited with the Subscription Agent will be returned, without interest. As a result of the Standby Purchase Agreements (pursuant to which the Standby Purchasers have agreed to acquire up to shares of Common Stock), the Company believes that the Minimum Condition will be satisfied.

RIGHT TO TERMINATE OFFERING

  The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of the shares of Common Stock offered hereby, to terminate the Offering if the Offering is prohibited by law or regulation or the Board of Directors concludes, in its judgment, that it is not in the best interests of the Company, and its shareholders, to complete the Offering under the circumstances. If the Offering is terminated, all funds received pursuant to the Rights Offering or from Standby Purchasers will be promptly refunded, without interest.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary is a general discussion of certain of the anticipated federal income tax consequences of the issuance, exercise, transfer or lapse of the Rights and purchase and disposition of the Common Stock. The following does not consider federal income tax consequences of the Offering to any particular shareholder or federal income tax consequences of the Offering that may be relevant to particular classes of shareholders, such as banks, insurance companies and foreign individuals and entities. The following summary does not address the federal income tax consequences with respect to the Rights for any transferee of such Rights. This summary is not intended as tax advice, and is based on the Company's understanding of federal income tax laws as currently interpreted. No representation is made regarding the continuation of such laws or of such interpretations, and no discussion is contained herein regarding the possible effects of any applicable state, local or foreign tax laws, or taxes other than federal income taxes. EACH RIGHTS HOLDER, STANDBY PURCHASER AND OTHER SUBSCRIBER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH RIGHTS HOLDER OR SUBSCRIBER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND STATE, LOCAL, FOREIGN AND OTHER TAX LAWS) OF THE ISSUANCE, EXERCISE, TRANSFER OR LAPSE OF RIGHTS AND THE PURCHASE AND DISPOSITION OF COMMON STOCK PURSUANT TO THE OFFERING.

SUBSCRIPTION OFFER

  Section 305(a) of the Internal Revenue Code of 1986, (the "Code"), generally provides that gross income does not include the amount of any distribution by a corporation to its shareholders of stock or rights to acquire stock of that corporation. Although there are exceptions to the general rule of Section 305(a), this discussion assumes that the general rule of Section 305(a) applies to the distribution of Rights to the shareholders of the Company. Under Section 307 of the Code, the tax basis of the Rights in the hands of a shareholder of the Company to whom the Rights were issued will be determined by allocating the tax basis of the Common Stock with respect to which the distribution was made between the existing shares of Common Stock the shareholder holds (the "Old Stock") and the Rights in proportion to their relative fair market values on the date of distribution. If the fair market value of the Rights on the date of distribution is less than 15% of the fair market value of the Old Stock, the tax basis of the Rights will be zero and the tax basis of the Old Stock will be unchanged unless a shareholder makes an irrevocable election to compute the basis of all Rights received in the manner described in the preceding sentence. This election is made by attaching a statement to such shareholder's federal income tax return filed for the taxable year in which the Rights are received by a shareholder. The Company has not obtained an independent appraisal of the valuation of the Old Stock or the Rights and, therefore, each shareholder individually must determine how the rules of Section 307 of the Code will apply in that shareholder's particular situation. In either case, the holding period of such Rights will include the period during which the shareholder has held the Old Stock.

STANDBY PURCHASE AGREEMENTS

  Standby Purchasers will not be taxable as a result of entering into Standby Purchase Agreements. Since Standby Purchasers pay nothing for entering into Standby Purchase Agreements, they have no tax basis for such Agreements as a result of entering into them.

EXERCISE OF RIGHTS

  No gain or loss will be recognized by shareholders upon exercise of Rights pursuant to the Offering. The holding period of the Common Stock acquired by a shareholder upon exercise of the Rights will commence upon the exercise of the Rights by the holder thereof. The tax basis of such shares will be equal to the sum of the basis of the Rights exercised, if any, and the exercise price paid for such shares. Persons who acquire Common Stock as Standby Purchasers will take a basis for the shares equal to the Subscription Price and will have a holding period that commences with the purchase.

TRANSFER OF THE RIGHTS

  A Record Date Holder who sells or exchanges Rights will recognize gain or loss equal to the differences between the amount realized and the basis, if any, of the Rights sold or exchanged. Such gain or loss will be capital gain or loss if the Common Stock obtainable upon the exercise of the Rights would be a capital asset in the hands of the Record Date Holder and will be long-term capital gain or loss if the Rights are deemed to have been held for more than one year at the time of the sale.

EXPIRATION OF THE RIGHTS AND STANDBY PURCHASE AGREEMENTS

  Record Date Holders who allow the Rights received by them on the date of distribution to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of their common stock. Standby Purchasers have no tax basis in their Standby Purchase Agreements and, accordingly, will not recognize any gain or loss if those Agreements expire.

SALE OF COMMON STOCK

  A shareholder selling Common Stock will recognize gain or loss equal to the difference between the proceeds of sale and the basis of the Common Stock. Such gain or loss will be capital gain or loss if the Common Stock is a capital asset in the hands of the shareholder, and will be long term or short term depending upon whether the shareholder's holding period is more than one year.

                          STANDBY PURCHASE AGREEMENTS

  The Company has entered into Standby Purchase Agreements with certain institutional investors and high net worth individuals ("Standby Purchasers"). The Standby Purchasers have severally agreed, subject in each case to a maximum standby commitment and to certain conditions, to acquire from the Company at
the Subscription Price of $      per share up to           Underlying Shares,
if any, remaining after the exercise of Rights, including those purchased pursuant to the Oversubscription Privilege (the "Maximum Standby Commitment"). In addition, the Standby Purchase Agreements provide that the Company must sell
up to         shares of Common Stock in the aggregate ("Additional Shares") to the Standby Purchasers if such amount of Underlying Shares are not available for sale after the exercise of Rights, (the "Minimum Standby Commitment"). The obligations of the Standby Purchasers are not subject to the purchase of any minimum number of shares pursuant to the exercise of the Rights, but are subject to certain conditions, including that the Offering shall have been conducted substantially in the manner described in this Prospectus.

  Each Standby Purchase Agreement provides that it may be terminated by the Standby Purchaser only upon the occurrence of the following events: (i) a material adverse change in the Company's financial condition prior to the expiration of the Offering from that existing at December 31, 1994 except as specifically disclosed in the Prospectus ; (ii) a suspension in the trading in the Common Stock, a general suspension of trading or establishment of limited or minimum prices on the Nasdaq National Market System, any banking moratorium, any suspension of payments with respect to banks in the United States or a declaration of war or a national emergency by the United States; (iii) under any circumstances which would result in the Standby Purchaser, individually or together with any other person or entity, being required to register as a depository institution holding company under federal or state laws or regulations, or to submit an application, or notice, to a federal bank regulatory authority to acquire or retain control of a depository institution or depository institution holding company; or (iv) if the Offering, including sales of Common Stock to Standby Purchasers, is not completed by July 31, 1995 through no fault of the Standby Purchaser.

  If the Company believes that the number of Underlying Shares and Additional Shares issuable by the Company pursuant to the Standby Purchase Agreements, both in the aggregate and to any individual Standby Purchaser, will have an adverse effect upon the Company's ability to utilize certain federal income tax benefits, then the Company may reduce the number of shares issuable to the Standby Purchasers, either pro rata or individually to each Standby Purchaser whose standby purchase may create such an adverse effect. Such reduction will be made to the minimum extent necessary, if the sole opinion and discretion of the Company after consultation with its tax advisor, to accomplish avoidance of such adverse effect. Any such reduction will be made, if possible, before any reduction is made in the number of shares of Underlying Shares to be purchased pursuant to the Oversubscription Privilege. Based on current circumstances, the Company does not anticipate that it will have to reduce the number of shares issued to Standby Purchasers in order to avoid an adverse effect upon the Company's ability to utilize certain federal income tax benefits. See "Risk Factors--Possible Limitation of Tax Benefits."

  In the event that the number of Underlying Shares remaining after the exercise of Rights is less than the Standby Purchasers' aggregate Maximum Standby Commitment (subject to the limitation set forth in the preceding paragraph), such Underlying Shares will first be allocated among the Standby Purchasers in satisfaction of the Minimum Standby Commitments and any remaining Underlying Shares will be allocated pro rata among the Standby Purchasers according to their respective Maximum Standby Commitments (also subject in each case to the limitation set forth in the preceding paragraph). In the event that such number of Underlying Shares is less than the Company's aggregate Minimum Standby Commitment, the Company will issue and sell, at the Subscription Price, to the relevant Standby Purchasers sufficient Additional Shares to satisfy the aggregate Minimum Standby Commitment.

  The following table sets forth certain information relating to the Standby Purchasers.

                                                            MAXIMUM    MINIMUM
                                                            STANDBY    STANDBY
      NAME                                                 COMMITMENT COMMITMENT
      ----                                                 ---------- ----------
                                                                (IN SHARES)

                                                           ---------  ---------
      Total...............................................
                                                           =========  =========

  Each Standby Purchaser has agreed with the Company that (i) until the Expiration Time, it will not offer, sell, contract to sell or otherwise dispose of, or bid for, purchase, contract to purchase or otherwise acquire, any shares of Common Stock or interest therein without the prior written consent of the Company and (ii) for three years thereafter, it will not bid for, purchase, contract to purchase or otherwise acquire, directly or indirectly, any shares of Common Stock or interests therein without the prior written consent of the Company if, after consummation of such acquisition, its percentage ownership, together with that of its affiliates, of the total number of shares of Common Stock of the Company at the time outstanding would exceed a specified percentage ownership level. In addition, each Standby Purchaser has agreed for a period of five years to limit its purchases of additional shares of Common Stock at the Company's request to the extent that any such purchase could reasonably be expected to result in an "ownership change" under Section 382 of the Code and regulations promulgated thereunder.

                  REASONS FOR THE OFFERING AND USE OF PROCEEDS

  The primary purpose of this Offering is to increase the Company's and Banks' capital bases to permit growth in a post recessionary environment. Additional capital will also enable Ventura to meet the requirements of the Formal Agreement between Ventura and the OCC. The Formal Agreement requires that Ventura achieve and maintain a 7.0% leverage capital ratio and a 12.0 % Tier 1 risk-based capital ratio. As of December 31, 1994, approximately $1.4 million additional capital was necessary for Ventura to meet the capital requirements of the Formal Agreement. The Formal Agreement also requires Ventura to seek reimbursement of approximately $3.4 million in interest paid in connection with deposits of funds from commercial paper sales by Parent. Parent intends to use the proceeds of this Offering to satisfy Ventura's requirement to seek the Reimbursement of Interest and to retire Parent's outstanding Notes. The Reimbursement of Interest by Parent will also result in an increase in the capital levels of Ventura which will ensure compliance with the capital requirements of the Formal Agreement. To the extent that there are net offering proceeds in excess of the amount necessary to satisfy the Reimbursement of Interest requirement and to retire the Notes, the first $500,000 will be retained by Parent for its liquidity needs and, thereafter, Parent may make additional capital contributions to Ventura or Frontier, or both. The Company anticipates that the net proceeds, if any, contributed to Ventura and Frontier will ultimately be invested in earning assets. See "The Company--Business Strategy."

                                 CAPITALIZATION

  The following tables set forth the capitalization of the Company (i) at December 31, 1994, and (ii) as adjusted to give effect to the issuance and sale of the Minimum Shares and Maximum Shares offered hereby, assuming expenses
associated with the Offering of $          , if the Minimum Shares are sold and
$          , if the Maximum Shares are sold:

                                                   AS OF DECEMBER 31, 1994
                                                -------------------------------
                                                             AS ADJUSTED(1)
                                                PRIOR TO  ---------------------
                                                OFFERING  MINIMUM(2) MAXIMUM(3)
                                                --------  ---------- ----------
                                                    (DOLLARS IN THOUSANDS)
Shareholders' equity:                           $ 30,949   $          $
  Contributed capital, including common stock
   of no par value. Authorized 20,000,000
   shares; issued 6,333,835 shares; issued
             shares and           shares, as
   adjusted(4).................................
Unrealized loss on securities..................   (1,178)    (1,178)    (1,178)
Retained earnings (deficit)....................  (10,719)   (10,719)   (10,719)
                                                --------   --------   --------
  Total shareholders' equity................... $ 19,052   $          $
                                                ========   ========   ========
  Book value per share......................... $   3.01   $          $

- --------
(1) Assumes a Subscription Price of $     per share.

(2) Assumes the sale of           shares.

(3) Assumes the sale of           shares.
(4) Does not include          shares that may be issued pursuant to the
    exercise of stock options pursuant to the 1991 Stock Option Plan and the Ventura County National Bancorp Stock Option Plan.

  The following tables set forth the minimum capital ratios required by federal regulations with respect to the Company, by federal regulations and the Consent Order, with respect to Frontier, and by federal regulations and the Formal Agreement, with respect to Ventura, the Company's and Banks' actual ratios as of December 31, 1994 and the Company's and Ventura's capital ratios as adjusted
to give effect to the net proceeds of this Offering estimated to be $        ,
if the Minimum Shares are sold, and $ , if the Maximum Shares are sold, and the Reimbursement of Interest by the Company to Ventura. Solely for the purpose of the following tables, it is assumed that the remaining net proceeds of the Offering in excess of the amounts for which the use of proceeds has been designated, will be contributed to Ventura. See "Use of Proceeds." Ratios do not reflect unrealized losses on investment securities available-for-sale.

                                                      THE COMPANY
                                                 AT DECEMBER 31, 1994
                                       -----------------------------------------
                                                                 AS ADJUSTED(1)
                                                                 ---------------
                                       REQUIRED ACTUAL(3) EXCESS MINIMUM MAXIMUM
                                       -------- --------- ------ ------- -------
Tier 1 risk-based capital ratio.......   4.00%    11.32%   7.32%     %       %
Total risk-based capital ratio........   8.00%    12.61%   4.61%     %       %
Leverage capital ratio(2).............   4.00%     7.53%   3.53%     %       %

                                                               FRONTIER
                                                         AT DECEMBER 31, 1994
                                                       -------------------------
                                                       REQUIRED ACTUAL(3) EXCESS
                                                       -------- --------- ------
Tier 1 risk-based capital ratio.......................   4.00%    12.29%   8.29%
Total risk-based capital ratio........................   8.00%    13.57%   5.57%
Leverage capital ratio(2).............................   4.00%     8.32%   4.32%
Consent Order--Leverage capital ratio.................   7.00%     8.32%   1.32%
Consent Order--Tier 1 risk based capital ratio........   9.50%    12.29%   2.79%

                                                       VENTURA
                                                AT DECEMBER 31, 1994
                                      ------------------------------------------
                                                                 AS ADJUSTED(1)
                                                        EXCESS   ---------------
                                      REQUIRED ACTUAL  (DEFICIT) MINIMUM MAXIMUM
                                      -------- ------  --------- ------- -------
Tier 1 risk-based capital ratio......   4.00%  10.92%     6.92%      %       %
Total risk-based capital ratio.......   8.00%  12.21%     4.21%      %       %
Leverage capital ratio(2)............   4.00%   7.21%     3.21%      %       %
Formal Agreement--leverage capital
 ratio...............................   7.00%   7.21%     0.21%      %       %
Formal Agreement--Tier 1 risk based
 capital ratio.......................  12.00%  10.92%    (1.08)%     %       %

- --------
(1) Assumes the investment of such funds in 100% risk-weighted assets (loans).
(2) The Federal Reserve Board and the OCC have adopted a minimum leverage ratio of Tier 1 capital to average total assets of 3% for the highest rated banks. This leverage ratio is only a minimum. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles are expected to maintain a leverage ratio at least 100 to 200 basis points above the minimum level. Furthermore, higher leverage ratios are required to be considered well capitalized or adequately capitalized under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDIC Improvement Act".) To be considered well capitalized under the prompt corrective action provisions of the FDIC Improvement Act, a national bank must maintain a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage capital ratio of at least 5% and not be subject to a regulatory order or agreement. See "Supervision and Regulation--Effect of Governmental Policies and Recent Legislation--FDIC Improvement Act--Prompt Corrective Regulatory Action."
(3) In accordance with recent guidance from the Federal Financial Institutions Examination Council regulatory capital includes $756,000, which represents a $792,000 cumulative effect adjustment to reduce the balance of SBA loans, a portion of which was offset by income recognized under generally accepted accounting principles. This adjustment is not reflected in the accompanying financial statements prepared in accordance with generally accepted accounting principles.

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is included for quotation on the Nasdaq National Market. The following table sets forth the high and low sales prices for each of the nine quarters ended March 31, 1995, as reported by the Nasdaq National Market.

      QUARTER ENDED                                                  HIGH   LOW
      -------------                                                  ----- -----
      March 31, 1993................................................ $6.50 $3.50
      June 30, 1993.................................................  5.00  2.50
      September 30, 1993............................................  3.63  2.00
      December 31, 1993.............................................  2.63  1.63
      March 31, 1994................................................  2.38  1.88
      June 30, 1994.................................................  3.25  1.75
      September 30, 1994............................................  3.13  2.75
      December 31, 1994.............................................  2.94  2.00
      March 31, 1995................................................  2.63  2.13

  As of May 5, 1995, the closing sales price of the Common Stock, as quoted through the Nasdaq National Market, was $2.75. There were 1,027 shareholders of record of the Common Stock at April 29, 1995.

  Parent has never paid a cash dividend on the Common Stock and there can be no assurance that Parent will generate earnings in the future which would permit the declaration of dividends. Parent is prohibited by the terms of the MOU from declaring or paying a dividend without fifteen days' prior notice to the Reserve Bank, which may prohibit the payment of dividends.

  In addition, the source of any such dividends is likely to be dividends from Ventura or Frontier. The Banks are also limited in the amount of dividends which they may distribute according to the terms of the Formal Agreement and the Consent Order. Pursuant to the Formal Agreement, in the case of Ventura, and the Consent Order, as it pertains to Frontier, the Board of Directors of each Bank may declare or pay dividends only: (i) when their Bank is in compliance with 12 U.S.C. sections 56, 60, and 1831o(d)(1); (ii) when their Bank is in compliance with the capital program developed pursuant to the Formal Agreement and Consent Order; (iii) when such dividend payment is consistent with the capital levels specified in paragraph (1) of the Formal Agreement and Consent Order; and (iv) with prior written approval of the Director of Special Supervision of the OCC, pursuant to the Formal Agreement, and the District Administrator of the OCC, pursuant to the Consent Order. See "Supervision and Regulation--Restrictions on Transfers of Funds to Parent by the Banks." Furthermore, it is anticipated that for the foreseeable future any earnings which may be generated will be retained for the purpose of increasing the Company's capital and reserves in order to facilitate growth.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following presents management's discussion and analysis of the consolidated financial condition and operating results of the Company as of and for the years ended December 31, 1994, 1993 and 1992. The discussion should be read in conjunction with the Company's consolidated financial statements.

OVERVIEW

  In September 1993, new management began taking actions to address the major concerns confronting the Banks. The Company's net loss was reduced to $262,000 or $0.04 per share for 1994, compared with a net loss of $12.1 million in 1993. The significant improvement over 1993 was due a significant decrease in the provision for loan losses, reduced other expenses, gains on the sale of mortgage servicing rights and the merchant card portfolio totaling $1.4 million and $174,000, respectively, and improved net interest margin in 1994. The Company returned to profitability beginning in the third quarter of 1994, and had net income for the second half of 1994 of $615,000, compared to a net loss of $877,000 for the first six months of the year. The Company's net loss for the first two quarters of 1994 was offset by the $1.4 million and $174,000 nonrecurring gains noted above. Earnings improvement in the second half compared to the first half of 1994 was due to a $1.9 million decrease in the provision for loan losses, $1.2 million decrease in other expenses and a $143,000 decrease in income tax provision, which were offset by a decline in other income of $2.1 million. The provision for loan losses was decreased during the second half due to the significant reduction in the level of classified and nonperforming loans in conjunction with the discounted loan sale, the marketing of loan participations and the tightening of underwriting criteria. The decrease in other expenses during the second half was due to the closing of the Company's mortgage origination, mortgage servicing and data processing departments, as well as the replacement during 1994 of ESOP expense with lower 401(k) matching contributions. For these departments, salaries and benefits and occupancy expenses decreased $597,000 and $122,000, respectively, from the first half of 1994 to the second half of 1994. Additionally, the Company experienced retirement benefits savings of $586,000 for 1994 compared with 1993. Of the decrease in other income, $1.6 million was due to the gain on sale of mortgage servicing rights and the gain on sale of the merchant card portfolio during the first half of the year. In addition, service charges, loan fees and other fee income decreased during the second half as a result of reduced mortgage activities. Total assets at December 31, 1994 decreased 24.3% from December 31, 1993, as a result of management's efforts to reduce the loan to deposit ratio, increase capital ratios and improve liquidity by tightening underwriting criteria, selling nonperforming loans at a discount and marketing loan participations. Additionally, the Company allowed significant runoff of title and escrow and institutional certificates of deposit during 1994.

  During the two years ended December 31, 1993, the Company's net income declined significantly, culminating with a net loss of $12.1 million during 1993. The reductions in earnings during 1992 and the loss experienced during 1993 reflect substantial increases in the provision for loan losses necessitated by increased levels of nonperforming assets and net charge-offs. The Company's nonperforming assets were $22.1 million at December 31, 1993, compared with $7.2 million at December 31, 1992. Net charge-offs were $5.8 million for 1993, compared to $2.4 million for 1992. Other expenses also increased during the two year period ended December 31, 1993. The increase in other expenses during 1993 was primarily due to increased expenses associated with REO, increased legal costs related to nonperforming assets and regulatory matters, and the write-off of goodwill at Frontier. Furthermore, during the two year period ended December 31, 1993, net interest income decreased primarily due to reductions in earning assets.

  In January 1995, Southern California experienced major flooding, with Ventura County being one of the areas to incur the greatest amount of rainfall. Although the Company's operations and customers are located in the most seriously affected areas, based upon surveys of customers and employees, management believes that there will be no significant impact on the Company's operations or loan collateral as a result of these natural disasters.

FINANCIAL CONDITION

  Total assets at December 31, 1994 decreased $82.8 million, or 24.3%, from December 31, 1993. Average interest earning assets decreased from $355,090,000 for 1992 to $351,686,000 for 1993, to $277,612,000 for 1994, decreases of 1.0%
and 21.1%, respectively. During 1993 and 1994, the balance sheet was reduced for liquidity purposes as well as to achieve compliance with the capital requirements of the Banks' regulatory agreements. Management does not presently intend to further reduce the balance sheet, but anticipates that the additional capital raised as a result of this Offering will be used to support an increase in assets in the post-recessionary environment. Net loans and leases decreased $93.5 million or 37.0% from year end 1993, primarily due to the sale of nonperforming loans and the payoff of other loans that funded deposit outflows. Average loans and leases, net of unearned income, decreased 8.2% to $289,675,000 during 1993 and 26.8% to $212,029,000 during 1994. These decreases were partially offset by increases in average federal funds sold of $8.1 million, or 44.0%, and cash and cash equivalents of $180,000, or 11.0%.

  At December 31, 1994, the Company had $2,346,000 in REO comprised of three commercial properties with carrying values totaling $2,196,000, one single family residence totaling $100,000 and land zoned for residential purposes of $50,000. The Company sold $4,835,000 of REO during 1994 and incurred REO write down and property maintenance expense of $641,000. At December 31, 1993, the Company had $2,229,000 in REO comprised of seven commercial properties totaling $1,149,000, three single family residences totaling $687,000, land zoned for multi-family purposes of $325,000 and land zoned for residential purposes of $68,000. REO is carried at cost or current fair market value less estimated selling costs, whichever is lower. There were no loans to facilitate the sale of REO during 1994. The Company sold $833,000 of REO during 1993 and incurred REO write down and property maintenance expenses of $1,733,000. As of December 31, 1994, all REO properties held at December 31, 1993 with the exception of one residential lot, had been sold. Loans to facilitate the sale of REO during 1993 totaled $603,000. These loans were made in accordance with the Company's credit policies and under similar terms extended to creditworthy borrowers.

  Fixed assets, net of depreciation, increased from $1,687,000 at December 31, 1993 to $1,917,000 at December 31, 1994 due to capitalized costs associated with the Company's data processing conversion. Average fixed assets, net of depreciation, decreased from $3,210,000 in 1992 to $2,273,000 in 1993 and $1,862,000 in 1994. The decreases since 1992 have resulted from accumulated depreciation charges and the acceleration of depreciation related to data processing equipment and leaseholds.

  Total deposits at December 31, 1994 decreased $81.9 million or 25.7% from December 31, 1993, due primarily to the planned run-off of $33.4 million of title and escrow deposits and $18.0 million of institutional and brokered certificates of deposit designed to improve the core deposit base and reduce potentially volatile liabilities. Average deposits during 1994, 1993 and 1992 were $272,928,000, $333,462,000 and $331,592,000, respectively. The 0.6%
increase in average deposits from 1992 to 1993 was a result of increased title and escrow deposits to fund increased mortgage origination activity and marketing programs designed to attract interest bearing demand deposits and savings deposits which were offset by a decrease in time certificates of deposit. Average interest-bearing deposits increased from $242,294,000 for 1992 to $246,079,000 for 1993, an increase of 1.6%, then decreased to $197,361,000 for 1994, a decrease of 19.8%. Other categories of deposits also decreased. During 1994, 1993 and 1992, average noninterest bearing deposits totaled $75,568,000, $87,383,000, and $89,298,000, respectively, which represented
27.7%, 26.2%, 26.9%, respectively, of total average deposits. During 1994, average noninterest bearing demand deposits decreased 13.5%, average interest-bearing demand and savings accounts decreased 10.9%, and average time certificates of deposit decreased 26.3%. During 1993, average noninterest bearing demand deposits decreased 2.1% while average interest bearing demand and savings accounts increased 7.2% and average time certificates of deposit decreased 2.2%, compared to 1992. Management believes the reduction in time deposits was also attributable to depositors seeking higher yields on their funds than the Company was offering as a result of the lower interest rate environment. Management believes the 20.3% reduction in savings deposits during 1994 was attributable to customers moving their banking relationships to other institutions when the Company restructured its loan portfolio to reduce concentrations, as well as to the public's reaction to adverse publicity about the Company's losses, management changes and regulatory orders. The Company has taken steps to improve the public's perception of the Banks' financial condition, including marketing campaigns and enhanced business development efforts designed to generate core deposit growth and a renewed expansion of total banking relationships.

  The Company discontinued the issuance of commercial paper on December 31, 1993. Average commercial paper sold in 1993 was $6,987,000. Average federal funds purchased in 1994 declined to $44,000, compared to $1,376,000 in 1993, a decrease of 96.8%. In 1993, the Company raised $1,555,555 from a private placement of Common Stock and issued the Notes, the proceeds of which were used to retired the remaining principal on a loan to fund the Company's ESOP. Principal outstanding on the Notes was $125,000 at December 31, 1994.

  Shareholders' equity totalled $19.1 million at December 31, 1994, a decrease of 6.5% from the $20.4 million at December 31, 1993.

  On December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." See "New Accounting Pronouncements." Prior to the adoption of SFAS No. 115, all investment securities were stated at cost, with the exception of investments in mutual funds, which were deemed equity investments, based upon the Company's intent and ability to hold such securities to maturity. At December 31, 1992, the Company did not have a plan or need to sell such securities. Subsequently, however, and in anticipation of the adoption of SFAS No. 115, the Company determined to restructure the investment portfolio. During 1993, the Company sold most of the securities previously identified as held to maturity, substantially all of which were sold in the third or fourth quarter of 1993. In addition, certain securities were purchased and sold during 1993. In connection with the adoption of SFAS No. 115, the Company classified all of its investment securities as available for sale and recorded unrealized losses of $122,000, net of tax effect. During 1994, the Company purchased securities which were classified as either available-for-sale or held-to-maturity at the time of purchase, based on management's intent and ability to hold certain investments to maturity. In addition, the Company transferred mortgage backed securities with unrealized losses of $472,000 from available-for-sale to held-to-maturity during 1994 due to a change in intent to hold the securities to maturity. The unrealized losses will be accreted to shareholders' equity over the average life of the securities. Due to a decline in the market value of investment securities classified as available-for-sale and the unrealized losses on the securities transferred, in accordance with SFAS No. 115, the Company recorded an unrealized loss totaling $1,178,000 in shareholders' equity at December 31, 1994, an increase of $1,056,000, or 865.6%, from December 31, 1993. The Company had no trading securities at December 31, 1994 or 1993. Mortgage-backed securities consisted entirely of Federal Home Loan Mortgage Corporation backed securities. The Company did not have structured notes, CMOs or other derivative products in the portfolio at December 31, 1994 or 1993.

RESULTS OF OPERATIONS

1994 COMPARED WITH 1993

 Net Interest Income and Net Interest Margin

  Net interest income decreased by $1,045,000, or 6.2%, to $15,868,000 during 1994 compared to 1993, primarily due to a significant decrease in average interest earning assets. These decreases reflect overall balance sheet shrinkage, beginning in 1993, to improve liquidity as well as to achieve compliance with the capital requirements of the Bank's regulatory agreements. See "Financial Condition."

  Interest income for 1994 decreased $3,775,000, or 14.6%, over 1993 to $22,136,000 while interest expense decreased $2,732,000, or 30.4%, for the same period to $6,268,000.

  The decrease in interest income during 1994 was primarily attributable to a significant decrease in interest earning assets, primarily loans. Average interest earning assets were $277,612,000 during 1994, a 21.1% decrease from the average balance of $351,686,000 for 1993. The Company reduced average interest earning assets to fund a planned reduction of volatile deposits, particularly title and escrow deposits and institutional certificates of deposit. Loans, the largest and highest yielding component of earning assets, decreased 26.8% during 1994. The decrease in interest income was slightly offset by an increase in the yield on interest earning assets to 7.97% for 1994 versus a 7.37% yield on interest earning assets for 1993, which reflects increases in market interest rates beginning in 1994 and a change in the mix of assets due to the declining asset base. Average interest earning assets as a percent of total average assets increased from 92.3% for 1993 to 94.0% for 1994.

  The decrease in interest expense during 1994 was primarily attributable to a 19.8% decrease in average interest bearing deposits from $246,079,000 for 1993 to $197,360,000 for 1994. In addition, the decrease in interest expense was affected by a change in the mix of interest-bearing liabilities. Average noninterest bearing deposits as a percent of total average deposits increased from 26.2% for 1993 to 27.7% for 1994. Average deposits decreased from $333,462,000 for 1993 to $272,928,000 for 1994, a decrease of 18.2%. Average certificates of deposit greater than $100,000 decreased from 16.27% of average total deposits for 1993 to 12.34% of average total deposits for 1994. As a result of the shift in the mix of liabilities, the average cost of funds declined to 3.17% during 1994 compared to a 3.41% cost of funds for 1993, despite increases in market interest rates.

  As a result of the foregoing, net interest margin increased from 4.81% for 1993 to 5.68% for 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Rate Sensitive Assets/Rate Sensitive Liabilities."

  The following tables summarize average balances and for interest earning assets and interest bearing liabilities, the amounts of interest earned or paid and the yields or rates for the periods indicated. The average balances in the following table and elsewhere in this Prospectus have been calculated on the basis of the daily account balances.

                              DECEMBER 31, 1994          DECEMBER 31, 1993          DECEMBER 31, 1992
                          -------------------------- -------------------------- --------------------------
                                             AVERAGE                    AVERAGE                    AVERAGE
                          AVERAGE            YIELD/  AVERAGE            YIELD/  AVERAGE            YIELD/
                          BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE
                          --------  -------- ------- --------  -------- ------- --------  -------- -------
                                                     (DOLLARS IN THOUSANDS)
ASSETS
Interest Earning Assets:
 Loans(1)...............  $212,029  $18,740   8.84%  $289,675  $23,190   8.01%  $315,659  $26,892   8.52%
 Investment Securities..    37,736    2,169   5.75     37,935    1,916   5.06     18,438    1,178   6.39
 Interest Bearing
  Deposits with other
  Banks.................     1,311       67   5.11      5,645      263   4.66      5,195      256   4.93
 Federal Funds Sold         26,536    1,160   4.37     18,431      542   2.94     15,798      625   3.96
                          --------  -------          --------  -------          --------  -------
Total Interest Earning
 Assets.................   277,612   22,136   7.97    351,686   25,911   7.37    355,090   28,951   8.52
Noninterest Earning As-
 sets:
 Cash and Due from
 Banks..................    19,353                     25,717                     23,649
 Premises and Equipment,
  Net...................     1,862                      2,273                      3,210
 Other Assets...........     7,704                     10,594                      9,938
 Less: Loan Loss Re-
  serves                   (11,237)                    (9,309)                    (3,263)
                          --------                   --------                   --------
 Total Assets...........  $295,294                   $380,961                   $388,624
                          ========                   ========                   ========
Interest Bearing
 Liabilities:
 Demand Deposits........  $ 58,114  $ 1,540   2.65   $ 66,167  $ 1,805   2.73   $ 58,254  $ 1,949   3.35
 Savings Deposit........    34,575      821   2.37     37,892    1,052   2.78     38,838    1,404   3.62
 Time Deposits..........   104,671    3,892   3.72    142,020    5,515   3.88    145,202    6,983   4.81
 FHLB Borrowings........       129        5   3.88      7,447      285   3.83      9,431      410   4.35
 Federal Funds
  Purchased.............        44        1   2.27      1,376       44   3.20        265        8   3.02
 Commercial Paper Sold..        --       --    --       6,987      186   2.66     12,805      438   3.42
 Notes Payable..........       125        9   7.20      1,908      112   5.87      2,474      173   6.99
                          --------  -------          --------  -------          --------  -------
 Total Interest Bearing
  Liabilities...........   197,658    6,268   3.17    263,797    8,999   3.41    267,269   11,365   4.25
                          --------  -------          --------  -------          --------  -------
Noninterest Bearing
 Liabilities:
 Demand Deposit.........    75,568                     87,383                     89,298
 Other..................     1,965                      2,992                      2,279
                          --------                   --------                   --------
                            77,533                     90,374                     91,577
                          --------                   --------                   --------
Shareholders' Equity....    20,103                     26,789                     29,778
                          --------                   --------                   --------
 Total Liabilities and
  Shareholders' Equity..  $295,294                   $380,961                   $388,624
                          ========                   ========                   ========
Net Interest Income.....            $15,868                    $16,912                    $17,586
                                    =======                    =======                    =======
Net Interest Margin.....                      5.68                       4.81                       4.95

- --------
(1) Average balances exclude nonaccrual loans.

                              1994 COMPARED TO 1993            1993 COMPARED TO 1992
                         --------------------------------- --------------------------------
                         INCREASE (DECREASE)               INCREASE (DECREASE)
                             DUE TO: (1)                       DUE TO: (1)
                         ---------------------             --------------------
                           VOLUME      RATE     NET CHANGE  VOLUME      RATE     NET CHANGE
                         ----------  ---------  ---------- ---------- ---------  ----------
                                             (DOLLARS IN THOUSANDS)
Interest Earned On:
 Loans (2).............. $   (6,832) $   2,412   $(4,451)  $  (2,081) $  (1,621)  $(3,702)
 Investment Securities..        (11)       262       251         987       (247)      740
 Interest Bearing Depos-
  its with other Banks..       (221)        26      (195)         21        (16)        5
 Federal Funds Sold.....        354        264       618          77       (160)      (83)
                         ----------  ---------   -------   ---------  ---------   -------
  Total................. $   (6,710) $   2,964   $(3,777)  $    (996) $  (2,044)  $(3,040)
                         ----------  ---------   -------   ---------  ---------   -------
Interest Paid On:
 Demand Deposits........ $     (213) $     (52)  $  (265)  $     216  $    (360)  $  (144)
 Savings Deposits.......        (79)      (152)     (231)        (26)      (326)     (352)
 Time Deposits..........     (1,388)      (236)   (1,624)       (123)    (1,345)   (1,468)
 Federal Funds Pur-
  chased................        (30)       (13)      (43)         36          0        36
 Other Short Term
  Borrowings............       (284)         4      (280)        (76)       (49)     (125)
 Commercial Paper.......          0       (186)     (186)       (155)       (97)     (252)
 Notes Payable..........       (128)        25      (103)        (33)       (28)      (61)
                         ----------  ---------   -------   ---------  ---------   -------
  Total................. $   (2,122) $    (610)  $(2,732)  $    (161) $  (2,205)  $(2,366)
                         ----------  ---------   -------   ---------  ---------   -------
Net interest income..... $   (4,588) $   3,573   $(1,045)  $    (835) $    (161)  $  (674)
                         ==========  =========   =======   =========  =========   =======

- --------
(1) The changes due to simultaneous rate and volume changes have been allocated to rate and volume changes in proportion to the relationship between their absolute dollar amounts.

(2) The above table does not include interest income that would have been earned on nonaccrual loans.

 Other Income

  Other income decreased $756,000, or 15.7%, during 1994, primarily due to a lower level of mortgage activity. Loan fees decreased 60.6% from $1,192,000 in 1993 to $470,000 in 1994, reflecting a significant decrease in income resulting from mortgage loan originations and servicing during the year. Net mortgage servicing fees were $317,000 in 1994, compared with $618,000 in 1993, a decrease of 48.7%. The Company sold its mortgage servicing rights for a net gain of $1,443,000 in May 1994 was offset by a write-off of $320,000, and also sold its mortgage origination unit in June 1994 in return for residual income on future loan originations by the acquiror. However, due to significant reductions in mortgage origination activity subsequent to the sale, the acquiror closed the mortgage origination unit, and no residual income will be generated. Other income increased in 1994, due to the gain on sale of mortgage servicing and a gain of $174,000 on the sale of the merchant credit card operation in March 1994. These increases were offset by a 21.0% decrease in gains on the sale of SBA loans during 1994. The decreases in gain on sale of SBA loans were due primarily to reduced volume of sales and the deferral of income recognition due to the timing of such sales. Service charges on deposit accounts decreased during 1994 as a result of customers maintaining higher average balances to offset service charge assessments and lower deposit levels.

  Miscellaneous fee income decreased 40.0% from $590,000 in 1993 to $354,000 in 1994 due to the elimination of the merchant card portfolio during 1994 and certain other recordkeeping services for customers during 1993 and 1994. Miscellaneous fees include merchant card income, cash management service charges, safe deposit box rentals, charges for items such as money orders, cashiers' checks and ATM transactions, and reflect usage and transaction volume. Merchant card income represented 13.0% and 24.9% of total miscellaneous fees during 1994 and 1993, respectively.

  Other income in the future is anticipated to be lower due to the discontinuance of mortgage activities. Combined net mortgage servicing fees and gains on sale of mortgage loans included in total other income were $589,000, $1,694,000 and $1,806,000 in 1994, 1993 and 1992, respectively.

 Other Expenses

  The following table sets forth the Company's other expenses for the periods indicated:

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1994       1993       1992
                                               ---------- ---------- ----------
                                                        (IN THOUSANDS)
Salaries and employee benefits................ $    6,423 $    7,082 $    6,797
Net occupancy.................................      2,087      2,578      2,809
Equipment.....................................        830      1,241      1,102
Professional services.........................      1,928      1,878      1,391
Real Estate Owned.............................        641      1,733        479
Amortization of goodwill......................         --      1,266        105
Customer services.............................        286        382        687
Office supplies and office expense............        612        800      1,000
FDIC assessments..............................        878        921        789
Amortization of core deposits.................         --         --        513
Business development and advertising..........        364        271        371
Other.........................................      2,035      2,687      2,395
                                               ---------- ---------- ----------
  Total Other Expense......................... $   16,084 $   20,839 $   18,438
                                               ========== ========== ==========

  Other expense decreased $4,755,000, or 22.8%, in 1994, due primarily to a decrease in REO expense, the writeoff of goodwill during 1993, and decreased salaries and employee benefits, occupancy and equipment expenses.

  REO expense declined $1,092,000 during 1994. The Company incurred writedowns on REO of $1,408,000 during 1993 due to declining market values on properties that were principally raw land and commercial real estate. REO writedowns in 1994 totaled $959,000, which reflects a stabilizing market for distressed properties. The majority of the $1.4 million in writedowns during 1993 were taken approximately at the time that the loans were placed in REO. When a property is taken into REO, if the fair market value of the property is less than the Company's carrying costs, a writedown is taken immediately. However, during 1993, when a property values were continuing to decline, the fair market value of a foreclosed property was not always available at the time of the foreclosure. In all cases, upon foreclosure, the Company obtains an appraisal on a timely basis, generally within 30 to 60 days. To the extent the apprisal indicates further reduction in fair market value, additional writedowns are taken. These writedowns were partially offset by gains on sale of REO of $1,000 in 1993 and $511,000 in 1994.

  Salary and employee benefit expense decreased by $659,000, or 9.3%, during 1994 primarily as a result of staff reductions. Total full time equivalent employees declined from 199 at December 31, 1993 to 141 at December 31, 1994. The decrease in employee benefits expense during 1994 reflected reduced employee health benefits and the savings of $635,000 compensation expense related to the ESOP loan, which was partially offset by $49,000 in 401(k) matching contributions. The ESOP loan, which remains outstanding, is secured by 185,840 shares of Common Stock held in a suspense account which would be released and allocated to the accounts of participants to the extent the Company makes future ESOP contributions. The Company also adopted Statement of Position ("SOP") 93-6 in 1994 which provides that future ESOP contributions, if any, shall be expensed at fair market value of the Common Stock at the time of the contribution rather than the historical cost of $9.00 per share. Adoption of SOP 93-6 had no impact on results of operations during 1994. The extent to which the adoption of SOP 93-6 will affect the Company's results of operations depends on the level of future ESOP contributions, if any, and the market value of the Common Stock, neither of which can be determined at this time. These salary and employee benefit expense reductions were partially offset by decreased deferred loan origination costs. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, the Company defers loan origination costs and amortizes them into loan interest income over the life of each loan. These deferred costs were $457,000 and $207,000 as of December 31, 1994 and 1993, respectively.

  In addition, occupancy expense decreased $491,000, or 19.0%, during 1994, as a result of a decrease in amortization expense related to leased space and an increase in income from subleases. During 1993 and 1994, the Company sublet or terminated leases for office space formerly housing its commercial lending department, mortgage origination department and administrative personnel. Equipment expense decreased $411,000, or 33.1%, during 1994, primarily due to a significant decrease in depreciation expense. The Company outsourced its data processing in May 1994 with monthly cost savings of approximately $52,000. The Company outsourced its courier service in September 1993, resulting in monthly reductions of approximately $8,000.

  Total other expense expressed as a percentage of net interest income plus other income, commonly referred to as the efficiency ratio, was 80.71% for 1994 and 95.89% for 1993.

 Provision For Loan Losses and Nonperforming Loans

  The Company maintains a loan loss reserve which it considers adequate to cover the risk of losses in the loan and lease portfolio. The charge to expense is based on management's evaluation of the quality of the loan and lease portfolio, the level of classified loans and leases, total outstanding loans and leases, losses previously charged against the reserve, and current and anticipated economic conditions. Management also considers certain elements in the portfolio and the grading systems used to measure the quality of the portfolio. These factors include industry concentrations and collateral concentrations. In response to the recession in Southern California and the decline in real estate values, the Company assessed the value of collateral for loans, particularly those secured by real estate. If during this process a shortfall ensued, the Company then recorded a charge-off or provided a specific reserve to reflect current market value of the loan. During 1994, the Company expanded the Loan Administration and Special Assets Departments to improve overall asset quality through problem loan management and risk and collateral value identification.

  The following table summarizes the Company's loan loss reserves and loan loss experience for the years indicated:

                                         FOR THE YEARS ENDED DECEMBER 31,
                                  --------------------------------------------
                                   1994        1993     1992     1991    1990
                                  -------     -------  -------  ------  ------
                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period... $14,313     $ 3,854  $ 2,845  $2,285  $1,863
Charge-offs
  Commercial, financial and
   agricultural..................   8,705       4,026    1,818   1,696     428
  Real estate construction.......     603          67       --     100      --
  Real estate mortgage...........     254       1,476       --      --      --
  Installment....................     808         570      722     243      39
  Lease financing................      69          52        3      29      86
                                  -------     -------  -------  ------  ------
Total charge-offs................  10,439(1)    6,191    2,543   2,068     553
Recoveries
  Commercial, financial and
   agricultural..................     428         409      111      56     199
  Real estate construction.......      --          --       --      --      --
  Real estate mortgage...........       4           1       --      --      --
  Installment....................     117          16       38      35      11
  Lease financing................      13          11       --      --      22
                                  -------     -------  -------  ------  ------
Total recoveries.................     562         437      148      91     232
Net charge-offs..................   9,877       5,754    2,395   1,977     321
Adjustment due to acquisition....      --          --       --      --     309
Provision charged to operations..   3,825      16,213    3,404   2,537     743
                                  -------     -------  -------  ------  ------
Balance at end of period......... $ 8,261     $14,313  $ 3,854  $2,845  $2,285
                                  =======     =======  =======  ======  ======
Ratio of net charge-offs to
 average loans outstanding.......    4.66%       1.99%     .76%    .68%    .12%
Loan loss reserves to
 nonperforming loans.............  103.98%(2)   72.15%  118.44%  30.09%  73.26%
Loan loss reserves to
 nonperforming assets............   73.96%(2)   64.86%   53.57%  24.78%  73.26%
Classified assets to loan loss
 reserves plus shareholder's
 equity..........................  113.27%     186.27%   84.71%  67.45%  47.63%

- --------
(1) Of this amount, $5.0 million was attributable to the bulk loan sale completed in May 1994.
(2) Does not include $1,966,000 of TDRs that were performing at December 31, 1994.

  Over the five year period ended December 31, 1994, the allocation of the allowance for loan losses for commercial, financial and agricultural loans increased steadily to correspond with increases in the total volume of loans and the level of loans losses in this category. The Company's current practice is to make specific allocations to large loans and unspecific allocations to each loan category based on management's risk assessment. The following table sets forth the allocation of the allowance for loan losses by loan category as of the dates indicated.

                                                         AT DECEMBER 31,
                         -------------------------------------------------------------------------------
                              1994            1993            1992            1991            1990
                         --------------- --------------- --------------- --------------- ---------------
                                 PERCENT         PERCENT         PERCENT         PERCENT         PERCENT
                                   OF              OF              OF              OF              OF
                                  TOTAL           TOTAL           TOTAL           TOTAL           TOTAL
                         BALANCE  LOANS  BALANCE  LOANS  BALANCE  LOANS  BALANCE  LOANS  BALANCE  LOANS
                         ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
                                                     (DOLLARS IN THOUSANDS)
Commercial, Financial
 and Agriculture........ $6,704   3.99%  $11,361  4.25%  $3,132   1.00%  $1,925   0.64%  $1,427   0.47%
Real Estate--
 Construction...........    265   0.16     1,916  0.72      242   0.08      254   0.08      436   0.14
Real Estate--Mortgage...    964   0.57       420  0.16       70   0.02      238   0.08      338   0.11
Installment.............    325   0.19       555  0.21      362   0.12      399   0.13       34   0.01
Lease Financing.........      3   0.00        61  0.02       48   0.02       29   0.01       50   0.02
                         ------   ----   -------  ----   ------   ----   ------   ----   ------   ----
 Total Allocated........ $8,261   4.92%  $14,313  5.35%  $3,854   1.24%  $2,845   0.95%  $2,285   0.76%
                         ======   ====   =======  ====   ======   ====   ======   ====   ======   ====

  In 1994 and 1993, the provision for loan losses was $3,825,000 and $16,213,000, respectively. Loans charged off in 1994 and 1993 were $10,439,000 and $6,191,000, respectively, or 4.92% and 2.13% of average outstanding loans and leases, respectively. Of the 1994 chargeoffs, $5.0 million are attributable to the bulk loan sale which occurred in May 1994. In 1994 and 1993, loan and lease recoveries totaled $562,000 and $437,000, respectively, constituting 9% and 17% of the total loans charged off in the respective prior years. The reduction of loan loss provision from 1993 to 1994 is due to a significant decline in the migration of loans to nonaccrual status or REO during 1994.

  Twenty-two medium term commercial real estate loans aggregating $10.3 million are scheduled to mature during 1995, of which six loans in the aggregate amount of $3.2 million have been classified. All such classified loans have been reevaluated for collateral value within the past six months and additional loan loss reserves have been taken where appropriate. Of the $10.3 million, thirteen loans aggregating $7.2 million were loans for investment properties. Of that amount, nine loans aggregating $5.9 million are anticipated to be refinanced or repaid during 1995. The remaining $1.3 million consists of four loans, none of which exceeds $570,000 principal balance. None of such loans were classified at December 31, 1994, and based upon current information, management does not anticipate that additional loan loss reserves will be assessed with respect to such loans.

  At December 31, 1994, the loan loss reserve decreased to $8,261,000 compared to $14,313,000 at December 31, 1993. The ratio of the loan loss reserves to outstanding loans and leases at December 31, 1994 and 1993 was 4.92% and 5.35%, respectively.

  Nonperforming loans are those on which the borrower fails to perform under the original terms of the obligation. The Company's nonperforming loans fall within three categories: loans past due 90 days and still accruing, loans on nonaccrual status and restructured loans. The coverage ratio, or the ratio of loan loss reserves to nonperforming loans, was 103.98% and 72.15%, at December 31, 1994 and 1993, respectively. Loans past due 90 days or more and still accruing totaled $331,000 and $552,000 at December 31, 1994 and 1993, respectively. The decrease in loans past due 90 days and still accruing was primarily attributable to the migration of certain of these loans to nonaccrual status.

  Loans are automatically placed on nonaccrual status when principal or interest payments are past due greater than 90 days. If a loan is an SBA guaranteed loan and a deferral period has been negotiated or if the loan is in the process of imminent collection in the normal course of business, the Company may remove the loan from nonaccrural status and continue to accrue interest. Loans are placed on nonaccrual status earlier if there is doubt as to the collectibility any amounts due according to the contractual terms of the loan agreement. At December 31, 1994, loans totaling $7,612,000 were on nonaccrual status, compared with $18,939,000 at December 31, 1993.

  As of December 31, 1994, the Company had restructured loans in the amount of $2,000, compared to $348,000 at December 31, 1993.

  Total nonperforming loans as a percent of total loans outstanding were 4.73% and 7.41% at December 31, 1994 and 1993, respectively.

 Income Taxes

  The Company recorded income tax expense of $285,000 in 1994. Applicable tax expense for 1994 was offset by the utilization of a tax valuation allowance. The charge of $285,000 was taken to increase the tax valuation allowance in accordance with the provisions of SFAS No. 109 and to reflect the filing of the Company's 1993 tax returns. The Company recorded income tax benefit of $3,233,000 in 1993, reflecting available carryback to tax years 1990 through 1992. The Company had a tax asset of $794,000 at December 31, 1994, representing the remaining benefit from the 1994 net operating loss carryback to 1992 and other refundable taxes. In addition, the Company had a net deferred tax asset of $3,115,000 which was fully offset by a tax valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers projected future taxable income and tax planning strategies in making this assessment. If future taxable income were deemed probable, the necessity for the valuation allowance would be reassessed, and all or a portion of the valuation allowance could be reversed in future periods, resulting in income recognition. No assurances may be given, however, as to the likelihood of any such future profitability or the timing or amount of any such income recognition.

1993 COMPARED WITH 1992

 Net Interest Income

  Interest income for the Company decreased 10.5%, from $28,951,000 in 1992 to $25,911,000 in 1993, due to a decline and a change in the mix of interest earning assets. The proportion of interest income contributed by the loan portfolio decreased from 92.9% during 1992 to 89.5% during 1993. The yield on interest earning assets decreased from 8.15% in 1992 to 7.37% in 1993, reflecting increases in lower yielding investment securities as a percentage of total interest-earning assets and decreased interest rates over the two year period.

  Interest expense decreased 20.8%, from $11,365,000 in 1992 to $8,999,000 in 1993, due to a decline in deposit pay rates. Total deposits decreased 8.7% at December 31, 1993 as compared to December 31, 1992, while average deposits increased .6% from $331,592,000 in 1992 to $333,462,000 in 1993. Average interest bearing deposits increased to 73.8% of average total deposits in 1993 from 73.1% of average total deposits in 1992. The cost of total deposits decreased from 3.1% in 1992 to 2.5% in 1993 due to declines in interest rates during 1993.

  The cost of other borrowed funds decreased to 3.2% in 1993 from 3.8% in 1992. Average commercial paper sold decreased from $12,805,000 at 3.4% in 1992 to $6,987,000 at 2.7% in 1993. The Company utilized a line of credit with the Federal Home Loan Bank during 1993 resulting in average borrowings of $7,447,000 at 3.8%.

  In November 1989, the Company borrowed $4,000,000 to fund the ESOP. In 1993, the Company raised $1,555,000 from a private placement of 719,580 shares of Common Stock and the issuance of $125,000 in notes payable and used the proceeds to retire the remaining principal on the ESOP loan. In 1993 and 1992, the Company paid $112,000 and $173,000, respectively, in interest expense on the ESOP loan.

  The yield on interest earning assets decreased from 8.2% in 1992 to 7.4% in 1993, while the cost of interest bearing liabilities decreased from 4.3% in 1992 to 3.4% in 1993. The net interest margin decreased from 5.0% in 1992 to 4.8% in 1993. Declines in interest rates during 1993 accounted for the decrease in yields and rates on interest sensitive balances from 1992, while the decrease in the net interest margin was a result of a lower ratio of higher yielding assets (loans) to average interest earning assets. Interest foregone on nonaccrual loans in 1993 and 1992 totaled $2,214,000 and $728,000, respectively.

 Other Income

  Other income in 1993 totaled $4,820,000, a 12.6% decrease compared to 1992. Service charges on deposits totaled $1,521,000 in 1993, an 11.9% increase over the $1,359,000 total in 1992. The increase in service charges on deposits in 1993 was a result of increased deposits subject to in-depth analyses of funds availability and peer group standards performed by the Company.

  Loan fees of $1,192,000 in 1993 represented a 23.7% decrease from loan fees in 1992 due to decreasing mortgage origination volume and increased mortgage servicing premium amortization.

  Miscellaneous fees decreased 6.5% to $590,000 in 1993 from $631,000 in 1992, as a result of the elimination of certain recordkeeping services for customers. Miscellaneous fees include cash management service charges, safe deposit box rentals, charges for items such as money orders, cashiers checks and ATM transactions.

  Included in the "Other" category in "Other Income" are premiums and fees collected on sales of mortgage loans, SBA loans less gains on sale, student loans and investments. Other income in 1993 totaled $1,131,000, a 24.6% increase over 1992.

 Other Expenses

  Total other expense was $20,839,000 in 1993, a 13.0% increase over the 1992 total of $18,438,000. The increase from 1992 to 1993 is primarily due to increased expenses associated with REO of $1.3 million, increased legal costs of $434,000 related to increased nonperforming assets and regulatory matters, and the complete write-off of $1,266,000 of goodwill as a result of the Company's decision to consider the sale of Frontier.

  Salary and employee benefit expense increased 4.2%, from $6,797,000 in 1992 to $7,082,000 in 1993, due to lower deferred loan origination costs. At December 31, 1993, the Company had 199 full-time equivalent employees, compared to 198 employees at December 31, 1992.

  Occupancy expense decreased from $2,809,000 in 1992 to $2,578,000 in 1993, due to reduced space occupied by the Company.

  Equipment expense increased from $1,102,000 in 1992 to 1,241,000 in 1993, as the Company accelerated depreciation on data processing equipment that would not be in use in 1994 as a result of its decision to outsource data processing services.

  Professional fees increased $487,000, or 35.0%, in 1993 compared to 1992, due to increased legal fees associated with increased levels of nonperforming assets.

  Other miscellaneous expenses increased from $6,339,000 in 1992 to $8,060,000 in 1993. The significant increase in other miscellaneous expenses from 1992 to 1993 resulted from the write-off of goodwill, increased REO expense and legal costs, and higher FDIC assessment rates. See "Supervision and Regulation-- Premiums for Deposit Insurance." Other miscellaneous expenses in 1992 included a nonrecurring charge of $513,000 to decrease core deposit premiums related to the Westco acquisition. The Company wrote off the core deposit premium as an analysis of these deposits showed significant run off of Westco deposits due, in part, to the closing of a former Westco branch during 1992. Due to the significant impairment of this intangible asset, the Company did not feel it was prudent to continue carrying such an asset in the financial statements.

 Provision For Loan Losses and Nonperforming Loans

  At December 31, 1993, the loan loss reserve increased to $14,313,000 compared to $3,854,000 at December 31, 1992. The ratio of the loan loss reserve to outstanding loans and leases at December 31, 1993 and 1992 was 5.35% and 1.24%, respectively.

  Loans past due 90 days or more and still accruing totaled $552,000 and $410,000, at December 31, 1993 and 1992, respectively. The decrease in loans past due 90 days and still accruing was primarily attributable to the placement of certain of these loans on nonaccrual status.

  At December 31, 1993, loans totaling $18,939,000 were on nonaccrual status, compared with nonaccrual loans of $2,464,000 at December 31, 1992.

  The Company had restructured loans in the amount of $348,000 at December 31, 1993, compared with $380,000 at December 31, 1992.

  Total nonperforming loans as a percent of total loans outstanding at December 31, 1993 and 1992 were 7.42% and 1.04%, respectively.

 Income Taxes

  The Company recorded income tax benefit of $3,233,000 in 1993, reflecting available carryback to tax years 1990 through 1992. Income tax expense totaled $571,000 for the year ended December 31, 1992. The effective combined tax rate for 1992 was 45.5%.

INFLATION

  The assets and liabilities of the Company, except for fixed assets, are virtually all monetary items. Since the Company maintains a small portion of its total assets in fixed assets, 0.7% at December 31, 1994 and 0.5% at December 31, 1993, respectively, the potential for inflated earnings resulting from understated depreciation charges is minimal. High inflation rates could impact other expense items, such as salaries and occupancy expense.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

  Liquidity management for banks requires that funds be available to pay all deposit withdrawals and maturing financial obligations and meet credit funding requirements promptly and fully in accordance with their terms. Over a very short time frame, for most banks, including the Banks, maturing assets provide only a limited portion of the funds required to pay maturing liabilities. The balance of the funds required is provided by liquid assets and the acquisition of additional liabilities, making liability management integral to liquidity management in the short term.

  The Banks maintain levels of liquidity that they consider adequate to meet their current needs. The Banks' principal sources of cash include incoming deposits, the repayment of loans and conversion of investment securities. When cash requirements increase faster than cash is generated, either through increased loan demand or withdrawal of deposited funds, the Banks can arrange for the sale of loan participations and liquidate investments and access their Federal Funds lines of credit with correspondent banks or other lines of credit with federal agencies. Ventura has credit totaling $5.0 million with an unaffiliated financial institution which enables it to borrow federal funds on an unsecured basis. In addition, the Banks have available lines of credit with the Federal Home Loan Bank of San Francisco equal to 15% of Ventura's assets and 10% of Frontier's assets which enables them to borrow funds on a secured basis. At December 31, 1994, the Banks where not obligated to any entity in connection with their federal funds lines of credit. In addition, the Banks could engage in other borrowings, including reverse repurchase agreements.

  Management of the Company has set a minimum liquidity level of 20% as a target. The Company's average liquid assets (cash and cash equivalents, federal funds sold, interest bearing deposits with other financial institutions and investment securities available for sale, less securities pledged as collateral and outgoing cash letters) as a percentage of average assets of the Company during 1994, 1993, and 1992 was 18.6%, 13.6%, and 15.1%, respectively. Average liquidity for 1994, 1993 and 1992, expressed as a percent of average liabilities, was 20.0%, 16.6% and 16.5%, respectively. From 1992 to 1994, the Company underwent significant balance sheet restructuring, as evidenced by the substantial reductions in assets, loans, and deposits, which accounts for the improved liquidity. The Company's strategic plan is to build its core business by generating and maintaining banking relationships with small and medium sized businesses, professional firms, and individuals within its market area. The loan to deposit ratios for the Company at December 31, 1994, 1993, and 1992 were 67.6%, 79.6%, and 88.3%.

  Although the Banks do not currently purchase brokered deposits, in the past, both Ventura and Frontier have, to a certain degree, funded growth in their assets through demand deposits of title and escrow companies and by the issuance of certificates of deposit to persons, including other financial institutions, not otherwise having banking relationships with the Banks. Such liabilities are potentially unstable sources of deposits because they are generally attracted to the financial institution based primarily upon the interest rate paid by the institution and the general financial condition of the institution and may be withdrawn on relatively short notice. Furthermore, the proceeds of such liabilities are generally invested in relatively low yielding short term investment securities rather than higher yielding loans. In order to stabilize its funding sources, the Company has taken action to reduce title and escrow deposits and institutional deposits as a percentage of total deposits. Demand deposits owned by title and escrow companies represented 1.2% and 11.3% of total deposits at December 31, 1994 and 1993, respectively. Certificates of deposit held by other financial institutions represented 9.4% and 11.4% of total deposits at December 31, 1994 and 1993, respectively and brokered CDs represented 0% and 1.3% of total deposits at December 31, 1994 and 1993, respectively. There can be no assurances that the Company will be able to replace such deposits with core deposits in the future.

  Although liability management is the key to liquidity management in the short-term, long-term planning of both assets and liabilities is necessary to manage net yields. To the extent maturities of assets and liabilities do not match in a changing rate environment, net yields may be affected.

  Parent is a legal entity, separate and distinct from its subsidiaries, and it must separately meet its liquidity needs. Aside from raising capital on its own behalf or borrowing from outside sources, Parent may receive additional funds through dividends paid by, and fees from services provided to its subsidiaries. Future cash dividends paid to Parent by its subsidiaries will depend on each subsidiary's future profitability, capital requirements, restrictions imposed by regulatory agreements and other factors. See "Market Price of Common Stock and Dividends" and "Risk Factors--Dividend Restrictions." In addition, the Formal Agreement requires Ventura to seek reimbursement of $3.4 million in connection with interest paid to Parent on deposits of funds generated by commercial paper sales. See "Risk Factors--Regulatory Agreements and Capital Requirements." At December 31, 1994, Parent had notes payable in the amount of $125,000, scheduled to mature in December 1995, upon which Parent pays interest quarterly. Parent has sufficient cash available to meet its interest obligations during 1995. However, Parent does not presently have sufficient cash to repay the notes payable at maturity. A portion of the net proceeds of this Offering will be utilized to repay the notes payable at maturity. Should this Offering not be successful, Parent would attempt to renegotiate such notes. No assurances can be given that Parent would be successful in any such effort. See "Use of Proceeds."

RATE SENSITIVE ASSETS/RATE SENSITIVE LIABILITIES

  The objective of asset/liability management is to provide stable growth in net interest income while minimizing the impact on earnings due to changes in interest rates. To reduce exposures to interest rate fluctuations, the Company attempts to match its interest sensitive assets with its interest sensitive liabilities, and maintain the maturity and repricing of these assets and liabilities at appropriate levels. Rate sensitive assets and liabilities are those instruments on which interest rates can be adjusted within a short period of time. In recent years, assets and liabilities have become more interest rate sensitive as a result of deregulation and increased volatility in interest rates.

  One method the Company uses to monitor interest rate sensitivity is by attempting to match rate sensitive assets to rate sensitive liabilities over several time periods by using what is called GAP analysis. Set forth in the table below is the interest rate sensitivity or GAP position of the Company at December 31, 1994.

                                          DECEMBER 31, 1994
                           --------------------------------------------------
                                        OVER
                             LESS     ONE YEAR   OVER
                           THAN ONE   THROUGH    FIVE    NONINTEREST
                             YEAR    FIVE YEARS  YEARS     BEARING    TOTAL
                           --------  ---------- -------  ----------- --------
                                        (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks..  $     --   $    --   $    --    $11,442   $ 11,442
Interest-bearing deposits
 with other financial
 institutions............       694        --        --         --        694
Federal funds sold.......    27,000        --        --         --     27,000
Securities held-to-
 maturity................        --    14,922     4,286         --     19,208(1)
Securities available-for-
 sale....................    14,749     8,475     9,380         --     32,604(1)
Loans, net fixed rate....     9,489    15,989     4,277         --     29,755
Loans, net floating rate.   130,567        --        --      7,612    138,179
Noninterest bearing
 assets..................        --        --        --      8,312      8,312
Less loan loss reserve...        --        --        --     (8,261)    (8,261)
                           --------   -------   -------    -------   --------
  Total assets...........  $182,499   $39,386   $17,943    $19,105   $258,933
                           ========   =======   =======    =======   ========
LIABILITIES AND
SHAREHOLDER'S EQUITY
Noninterest bearing
 deposits................  $     --   $    --   $    --    $67,177   $ 67,177
Interest-bearing demand
 and savings deposits....    80,646        --        --         --     80,646
Time certificates of
 deposit.................    80,344     8,131        44         --     88,519
Notes payable............       125        --        --         --        125
Other liabilities........        --        --        --      2,236      2,236
Shareholders' equity.....        --        --        --     20,230     20,230(1)
                           --------   -------   -------    -------   --------
  Total liabilities and
   shareholders' equity..  $161,115   $ 8,131   $    44    $89,643   $258,933
                           ========   =======   =======    =======   ========
Interest rate-sensitivity
 gap.....................  $ 21,384   $31,255   $17,899
Cumulative interest rate-
 sensitivity gap.........  $ 21,384   $52,639   $70,538
Cumulative interest rate-
 sensitivity gap as a
 percent of total assets.       8.3%     20.3%     27.2%

- --------
(1) Excludes unrealized losses of $745,000 on securities available for sale and $433,000 on securities previously available for sale and transferred to securities held to maturity in 1994.

  At December 31, 1994, the Company had net repriceable assets (a "positive" gap) as measured at one year of 8.26% of total assets. The net repriceable assets over a five-year time horizon totalled approximately $52.6 or 20.3% of total assets. A positive gap implies that the Company is asset sensitive, and therefore subject to a decline in net interest income as interest rates decline. In a relatively stable interest rate environment that follows a rise in interest rates, variable rate liabilities will continue to reprice upward while variable rate assets, particularly those indexed to prime rate, remain relatively constant, thereby narrowing net interest margin. As interest rates decline, variable rate assets reprice at lower rates immediately, while the variable rate liabilities reprice gradually, resulting in a narrowing of the net interest margin. The 1994 results reflect the situation in which net interest margin grew as rates increased, whereas, the 1993 and 1992 results reflect the opposite situation, with declines in net interest margin as rates declined.

  To measure the earnings impact due to asset sensitivity, the Company has purchased software to simulate the effect of interest rate changes on the balance sheet. The Asset/Liability Committee ("ALCO") of the Company analyzes data produced by this software monthly to determine the most appropriate manner to counter interest rate risk. Based on the recommendations from ALCO, the Company has implemented strategies to counter the impact of changing interest rates, including the establishment of interest rate floors on 47% of the variable rate loans at December 31, 1994 to mitigate the effect on net interest margin if rates decline, and also by investing in fixed rate investment securities. Management believes that these strategies are effective in minimizing the impact on earnings from changes in interest rates.

CAPITAL RESOURCES

  The FDIC Improvement Act requires that for banks to be considered "well capitalized", they must maintain a leverage ratio of 5.0%, a Tier 1 capital ratio of 6.0% and a risk-based capital ratio of 10.0% and not be under a written agreement or capital directive. Banks will be considered "adequately capitalized" if they maintain a leverage ratio of 4.0%, a Tier 1 risk-based capital ratio of 4.0%, and a total risk-based capital ratio of 8.0%. The Consent Order and the Formal Agreement require the Banks to maintain capital ratios at levels substantially higher than the levels generally applicable to other national banks. Frontier is required to maintain a Tier 1 risk-based capital ratio of 9.50% and a leverage capital ratio of 7.00%. Ventura is required to maintain a Tier 1 risk-based capital ratio of 12.00% and a leverage capital ratio of 7.00%. See "Supervision and Regulation--Potential and Existing Enforcement Actions". Tier 1 capital consists primarily of common stock, retained earnings and perpetual preferred stock, less goodwill and other ineligible items. Tier 2 capital is comprised limited life preferred stock, subordinated debt and loan loss reserves limited to 1.25% of total risk weighted assets. Total risk-based capital is Tier 1 plus Tier 2 capital; however, at least 50% of total capital must be comprised of Tier 1 capital. The capital standards specify that assets, including certain off-balance items be assigned risk weights based on credit and liquidity risk which range from 0% risk weight for cash to 100% risk weight for commercial loans and certain other assets. The leverage ratio is Tier 1 capital to adjusted average assets. The Tier 1 capital ratio is Tier 1 capital to risk weighted assets. The total risk-based capital ratio is Tier 1 plus Tier 2 capital to risk weighted assets. The following sets forth the capital ratios for the Company and the Banks at December 31, 1994 and 1993.

                                             DECEMBER 31, 1994 DECEMBER 31, 1993
                                             ----------------- -----------------
      Company(1)
        Risk-based Capital Ratio............       12.61%             8.73%
        Tier 1 Capital Ratio................       11.32%             7.43%
        Leverage Ratio......................        7.53%             6.02%
      Ventura
        Risk-based Capital Ratio............       12.21%             7.83%
        Tier 1 Capital Ratio................       10.92%             6.52%
        Leverage Ratio......................        7.21%             5.49%
      Frontier(1)
        Risk-based Capital Ratio............       13.57%            11.31%
        Tier 1 Capital Ratio................       12.29%            10.03%
        Leverage Ratio......................        8.32%             7.30%

- --------
(1) In accordance with recent guidance from the Federal Financial Institutions Examination Council, regulatory capital includes $756,000, which represents a $792,000 cumulative effect adjustment to reduce the balance of SBA loans, a portion of which was offset by income recognized pursuant to generally accepted accounting principles. This amount is not reflected in the accompanying financial statements prepared in accordance with generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

  SFAS No. 109, "Accounting for Income Taxes," superseded SFAS No. 96, both of which changed the method of accounting for income taxes from the deferred method previously required by Accounting Principles Board Opinion No. 11, to the asset/liability method. The asset/liability method primarily emphasizes the valuation of current and deferred tax assets and liabilities. The asset/liability method focuses first on the balance sheet, and the amount of income tax expense is determined by changes in the elements of the balance sheet. The amount of income tax expense for a period is the amount of income taxes currently payable or refundable, plus or minus the change in aggregate deferred tax assets and liabilities. A deferred tax asset or liability is computed based on the differences between the book and tax bases of an asset or liability and the reversal of these differences in future years applying current tax laws. The Company adopted SFAS No. 96 as of January 1, 1990, but elected not to restate any prior periods. The effect of the change on total income tax provision was not significant. The Company adopted SFAS No. 109 as of January 1, 1992. The effect on the financial statements of adopting SFAS No. 109 was not material.

  In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of the Loan." SFAS No. 114 prescribes the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. SFAS No. 114 states that a loan is impaired when it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contracted terms of the loan agreement.A creditor is required to measure impairment by discounting expected future cash flows at the loan's effective interest rate, or by reference to an observable market price, or by determining that foreclosure is probable. SFAS No. 114 also clarifies the existing accounting for in-substance foreclosures by stating that a collateral-dependent real estate loan would be reported as real estate owned only if the lender had taken possession of collateral.

  SFAS No. 118 amended SFAS No. 114, to allow a creditor to use existing methods for recognizing interest income on an impaired loan. To accomplish that it eliminated the provisions in SFAS No. 114 that described how a creditor should report income on an impaired loan. SFAS No. 118 did not change the provisions in SFAS No. 114 that require a creditor to measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. Although earlier application is encouraged, it is not required. SFAS No. 118 is effective concurrent with the effective date of SFAS No. 114. Although earlier application is encouraged, it is not required. The Company will adopt SFAS No. 114 during the first quarter of 1995 and management's preliminary studies reveal that the impact upon adoption should be immaterial.

  In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted SFAS No. 115 as of December 31, 1993. SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (1) debt securities for which the Company has the positive intent and ability hold to maturity are classified as held-to-maturity securities and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Accreted discounts and amortized premiums on investment securities are included as interest income, and unrealized gains or losses relating to holding or selling securities are calculated using the specific identification method.

  Effective January 1, 1994, the Company adopted the provisions of SOP 93-6, "Employer's Accounting for Employee Stock Ownership Plans." This SOP requires the Company to record compensation expense upon release of shares to employees at the current fair value of shares released. Prior to adoption of SOP 93-6, the Company recorded compensation expense for released shares based on the historical cost of the shares of $9.00. The adoption of SOP 93-6 had no effect on the reported results of operations of the Company, as the Company made no contributions to the ESOP during 1994, and no shares were released to participants.

                                    BUSINESS

BUSINESS STRATEGY

  The Company's strategic plan is to continue to build its core business of generating and maintaining profitable banking relationships with small and medium sized businesses, professional firms and individuals in its market areas. The primary purpose of this Offering is to increase the Company's and the Banks' capital bases to permit growth in the post recessionary environment. The additional capital will enable Ventura to take advantage of a unique opportunity to build market share in its target markets. The acquisition of Ventura's most significant community bank competitor, Bank of A. Levy, by First Interstate Bank of California has positioned Ventura as the largest independent community bank headquartered in Ventura County.

  As community banks, Ventura and Frontier stress personal service, local decisionmaking, effective customer response time and strong support of business, civic and community organizations. The Company has reallocated its resources in a renewed marketing effort to position both Ventura and Frontier as the leading independent community banks in their respective market areas. Management believes that both Banks are well-positioned to take advantage of the generally lower level of personal service offered by the money center, superregional and regional banks which dominate their markets. The most recent data available indicates that Ventura's market share of bank deposits in Ventura County is approximately 5.0%, while Frontier's market share of deposits in Los Angeles and Orange counties is insignificant.

  Ventura provides deposit and loan products to businesses in representative industries in Ventura County including manufacturing, distribution, professional services and agriculture. Ventura's principal loan products will include working capital loans and lines of credit, asset based lines of credit and loans, term loans secured by properties, plants and equipment and, through Frontier, SBA loans. Ventura also anticipates continuing a limited amount of construction lending to experienced builders, for construction of single family home projects in selected areas of Ventura County. Such loans would generally not exceed 15% of the portfolio at any one time during 1995. Deposit and fee products are designed to meet the needs of small businesses and professional firms, including the firms targeted for loan products.

  Frontier's target market is small and medium sized businesses, professionals and individuals. Frontier also intends to expand the Wilmington branch's commercial lending business in its surrounding communities. In addition to the types of loans offered by Ventura, Frontier's principal loan products include commercial loans to small businesses secured by first trust deeds on owner-user commercial real estate. Frontier also offers unsecured small business loans and, through its SBA Division, loans for equipment, inventory, real estate acquisition and construction, and working capital under both the 504 and 7(a) programs. See "Business--Loan Portfolio--SBA Lending." The SBA Division intends to focus its marketing efforts on developing and strengthening existing relationships with real estate brokers who refer owner-user commercial and industrial real estate purchasers to Frontier.

  Both Banks offer fee based cash management products for business customers and will expand and enhance these products for future growth. Deposit products include business and personal checking accounts, interest bearing money market, NOW, savings and certificates of deposit. Although neither Ventura nor Frontier intends to compete with the larger regional, superregional or money center banks for the broad based retail consumer customer, the Company has designed and implemented certain competitive retail products in order to provide greater diversity and stability to its funding sources.

  Both Banks have developed programs to solicit minority, principally Hispanic, business customers with existing products. For example, Ventura sponsors a county wide Minority Business Group with over 400 minority businesses and professionals as members. Management believes minority businesses represent a traditionally underserviced segment of the market that places a high priority on the type of personalized service delivered by the Banks.

MARKET AREA

  The Banks concentrate on marketing their services to small to medium sized businesses with revenues from $1 million to $25 million, the principals who own and operate those businesses and professional firms in Ventura County, southern Los Angeles County and northern Orange County. The Ventura, Orange and Los Angeles county economies support a broad range of industries including durable and nondurable manufacturing, public administration and the military, business and health services, retail and wholesale trade, high technology, agriculture, construction, and tourism related sectors. Frontier's market area encompasses the Ports of Long Beach and Los Angeles. The only deep water port between Los Angeles and San Francisco is located in Ventura County.

  Ventura's market area includes all of Ventura County, which has a population of 708,200. Population growth has slowed in recent years from rates averaging 2.5% per year in the 1980s to under 2% in the 1990s. Based on California Department of Finance estimates, there were 230,224 households in Ventura County as of January 1994, and the median household income was $50,771. The median home price in Ventura County in September 1994 was $206,500. Employment in Ventura County totals 237,400 jobs, with service industries accounting for 25% of the workforce, wholesale and retail trade 22%, manufacturing 18%, government 16%, agriculture 6%, construction 4% and other accounting for 9% of the workforce. The unemployment rate as of September 1994 was 8.9% which reflects a 5.1% nonfarm job loss from the peak employment period of November 1990. Based on 1992 data supplied by the California Employment Development Department, there are 3,407 businesses operating in Ventura County which have 10 to 100 employees. According to information provided by Dun & Bradstreet, there are more than 3,000 businesses operating in Ventura County with revenues ranging from $1 million to $25 million, the majority of which have headquarters locally.

  Frontier's market area is a 7 mile delineated community surrounding its two offices that includes the communities of Carson, Cerritos, Long Beach, Los Alamitos, Norwalk, Santa Fe Springs, San Pedro, Torrance, Paramount and Wilmington in Los Angeles County and Anaheim, Buena Park, Cypress and La Palma in Orange County. The communities that make up Frontier's market area are in well established industrial and commercial areas. Dun & Bradstreet data indicates that Frontier's market area includes over 11,000 businesses with revenues in the $1 million to $25 million range. Approximately 75% of Frontier's loans and deposits are with businesses and individuals located in Los Angeles County, the largest county in the United States. Many of the businesses located in Frontier's Los Angeles County market emphasize trade related to the Ports of Long Beach and Los Angeles. Orange County has a population of 2.6 million, the fifth largest county in the nation. The 1994 median family income for Orange County was $58,800. The median home price in Orange County in August 1994 was $217,750. Orange County's unemployment rate was 5.1%, compared with a statewide rate of 7.4%. On December 6, 1994, Orange County filed a Chapter 9 petition under the Bankruptcy Code. Although the Banks have made no direct loans to Orange County and management believes that Orange County's recent bankruptcy declaration will have no direct impact on the Company, there can be no assurances that a direct or indirect impact will not be experienced.

UNDERWRITING AND ORIGINATION PROCESS

  The lending activities of the Banks are guided by the basic lending policies established by the Board of Directors. Each loan must meet minimum underwriting criteria established in the Banks' lending policies and must fit within the Banks strategies for yield and portfolio enhancement. The minimum underwriting criteria include: cash flow capacity; purpose of the loan; capital; existing debt of the borrower; and collateral, if deemed necessary. In light of the heavy chargeoffs in 1992 and 1993, new management revised the Banks' underwriting policies and procedures. The key emphasis of the new policies is on basic commercial and small business lending products with higher minimum qualifications. A major emphasis of the revised lending policy is for each credit to have both primary and secondary sources of repayment, as well as a demonstration of sustainable cash flow to service the proposed loan. Additionally, the revised policy emphasizes evaluation of real estate collateral and lower loan to value guidelines to increase the borrower's equity portion.

LOAN PORTFOLIO

  The following table sets forth the amounts of loans outstanding, according to the type of loan, at the dates indicated.

                                                 AT DECEMBER 31,
                                   --------------------------------------------
                                     1994     1993     1992     1991     1990
                                   -------- -------- -------- -------- --------
                                              (DOLLARS IN THOUSANDS)
Commercial, Financial and
 Agriculture...................... $138,193 $197,384 $221,553 $190,076 $154,630
Real Estate--Construction.........    7,734   23,559   31,264   40,860   66,323
Real Estate--Mortgage.............   11,993   31,202   36,775   37,045   51,449
Installment.......................    9,897   14,961   21,242   30,068   28,627
Lease Financing, net of unearned
 income...........................      117      408      867    1,218      922
                                   -------- -------- -------- -------- --------
Total Loans....................... $167,934 $267,514 $311,701 $299,267 $301,951
                                   ======== ======== ======== ======== ========

  The following table sets forth the amounts and categories (by purpose) of loans outstanding at December 31, 1994 for each of the Banks and the Company:

                                                         AT DECEMBER 31, 1994
                                                      --------------------------
                                                      VENTURA  FRONTIER COMPANY
                                                      -------- -------- --------
                                                        (DOLLARS IN THOUSANDS)
Commercial, Financial and Agricultural:
 Unsecured commercial loans.......................... $  4,490 $ 1,995  $  6,485
 Asset based loans...................................    5,666   3,316     8,982
 Loans to developers.................................    9,051     161     9,212
 Secured commercial loans............................   21,615   4,578    26,193
                                                      -------- -------  --------
 Medium term commercial real estate loans:
  Investment properties..............................   33,810   9,734    43,544
  Owner-user properties..............................   17,168  13,771    30,939
  SBA loans..........................................      911  11,927    12,838
                                                      -------- -------  --------
 Total medium term commercial real estate loans:.....   51,889  35,432    87,321
                                                      -------- -------  --------
Total Commercial, Financial and Agricultural.........   92,711  45,482   138,193
                                                      -------- -------  --------
Real Estate--Construction............................    6,750     984     7,734
Real Estate--Mortgage................................    4,969   7,024    11,993
Leases, net of unearned income.......................      116       1       117
Installments.........................................    6,879   3,018     9,897
                                                      -------- -------  --------
 Total Loans......................................... $111,425 $56,509  $167,934
                                                      ======== =======  ========

 Commercial, Financial and Agricultural

  This category includes unsecured commercial loans, asset based loans, loans to developers, secured commercial loans, and medium term commercial real estate loans, each of which is discussed in more detail below. The number of notes in the commercial, financial and agricultural category at December 31, 1994 was 1,202. The average loan size for such loans was $139,000.

  Unsecured Commercial Loans. Although this category, which includes term loans and lines of credit, represents only a small portion of the portfolio, it is a customary product provided for the Company's business customers. The Company's underwriting guidelines include low levels of existing debt of the borrower, working capital sufficient to cover the loan and a history of earnings. Lines of credit are required to be unused for a continuous 30 day period to demonstrate the borrower's ability to have sufficient funds to carry its operations on an annual basis. These lines are generally used for short term cash needs and do not represent permanent working capital requirements. Generally, these loans do not exceed the lesser of 50% to 100% of borrower's verified liquid assets, or 10% to 20% of the borrower's tangible net worth.

  Asset Based Loans. Asset based loans are commercial lines of credit secured and controlled by a borrowing base usually determined by the amount of eligible accounts receivable. The Company rarely lends against inventory. The Company's policy requires that loan advances not exceed 80% of eligible receivables (accounts that are less than 90 days past due) and the borrower's other receivables are not concentrated in a single or a few customers. The borrower submits an ageing schedule and borrowing base certificate that are reviewed and monitored by the Company for conformity and accuracy. The Company will generally audit the borrower's reporting accuracy on a quarterly basis. These lines revolve depending on the varying levels of receivables. Asset based borrowers may have higher ratios of existing debt to net worth, which is typical of growing companies with limited capital. However, the borrower's leverage ratio generally is limited to no more than 3:1, and controls are maintained over the collateral in order to mitigate risk. To compensate for a higher degree of monitoring, asset based loans generally pay higher rates.

  Loans to Developers. These loans consist of short term loans for the development of raw land into construction grade property. The Company has experienced a high level of losses in this category of loans. These loans are the riskiest in terms of repayment sources as it takes a great deal of effort to convert a piece of raw land to an income producing property. In most cases, the borrower's exit strategy is to sell the underlying collateral and retire the loan in full. During the early 1990s, prior management lent a significant amount to investors without prior development experience. As a result, the Company wrote down many of these loans as the real estate market decreased in value. At December 31, 1994, approximately 25% of such loans were classified, all of which were secured by real estate. Except for classified loans, management believes the underlying collateral is sufficient to support repayment of the loan in full. In cases where the loan is classified and the underlying collateral value is below the loan balance, specific reserves have been taken. At December 31, 1994, the Company had commitments to lend (primarily standby letters of credit) of $2 million, most of which were guaranteed by principals with liquidity substantially in excess of the commitment amount. The Company's current lending policy only permits these types of loans to developers with demonstrated experience.

  Secured Commercial Loans. This category constitutes the core business of the Company's revised business plan, and management intends to develop these types of credits with its new marketing strategies. Included in this category are commercial loans made to medium sized businesses which include revolving lines of credit, term loans for working capital or short term commercial needs. Management will generally require that the borrower pledges all of the borrower assets to support the credit with terms limited to one year or less.

  The Company underwrites its commercial loans on the basis of the borrower's cash flow and ability to service debt from earnings rather than on the basis of the underlying collateral value, and seeks to structure such loans to have more than one source of repayment. The borrower is required to provide the Company with sufficient information to allow a loan decision to be made. This generally includes three years of financial statements, projected cash flows, current financial information on any and all guarantors, and other reports that show trends in the current assets (ageing, etc.). While most loans do not exceed one year, those in excess of one year have covenants which generally require quarterly financial reporting.

  Medium term commercial real estate loans. Medium term commercial real estate loans are those credits made for the financing of a commercial or industrial building where the property has income derived from tenants ("investment properties") or used by the owner for business purposes ("owner-user properties"). Medium term commercial real estate loans represented a concentration of credit at September 30, 1994.

  Most of the medium term commercial real estate loans were originated for investment properties by investors that have owned the property for over four to five years with the underlying notes seasoned for the same period of time. Management intends to reduce these loans through aggressive exit strategies as such loans mature.

  The Company has significantly curtailed the origination of new medium term commercial real estate loans and is not soliciting new loans for investment properties. The Company's current loan policies for renewal of medium term commercial real estate loans require that the principal balance of the loan to be no more than 70% of the stabilized appraised value of the underlying real estate collateral. The Company's loan policy also requires that the loan be written for no more than five years with a 30 year amortization schedule. Most of these loans have floating rates tied to a prime rate index. Exceptions to any of these policies will be made only in limited circumstances and for borrowers with a strong credit history with the Company. In addition, any such exceptions require approval by the Board of Directors. The Company's current loan policy requires borrowers to supply quarterly and annual information on the income production of the property and the individual owner's financial condition. These include rent rolls, financial statements and signed leases of tenants residing in the building.

  For all medium term commercial real estate loans, the Company makes an annual evaluation of the property's value based on several factors. These include the property's sustainable cash flow, expenses, quality of tenants and market factors such as the capitalization ratio which contribute to the property's value. The annual evaluation is reviewed with management if the loan to value ratio exceeds 90%. Management then closely follows the property and market trends to determine if it should reserve additional funds in the loan loss reserve. Should the loan become collateral dependent, that is, the debt service and/or the loan to value is less than one to one, management classifies the assets and begins to immediately assess additional reserves in the loan loss reserve.

  With the decline in real estate values, the loan to value ratio on some medium term commercial real estate loans has increased over the 70% maximum at origination. Management has individually reviewed each of these loans to determine if the cash flow is sufficient to cover the credit on a renewal basis and has taken additional collateral, where available, to cover the portion over the maximum. Twenty two medium term commercial real estate loans aggregating $10.3 million are scheduled to mature during 1995, of which six loans in the aggregate amount of $3.2 million have been classified. All such classified loans have been reevaluated for collateral value within the past six months and additional loan loss reserves have been taken where appropriate. Of the $10.3 million, thirteen loans aggregating $7.2 million were loans for investment properties. Of that amount, nine loans aggregating $5.9 million are anticipated to be refinanced or fully repaid during 1995. The remaining $1.3 million consists of four loans, none of which exceeded $570,000 principal balance at December 31, 1994. None of such loans were classified at December 31, 1994, and based upon current information, management does not anticipate that additional loan loss reserves will be assessed with respect to such loans. While no assurances can be given, management believes that it has identified and reserved for weaknesses in such loans based on current market and economic conditions. However, if real estate values were to decline further, there may be additional potential for losses in such loans.

  It is management's intention that future medium term commercial real estate loans, to the extent made, will be limited to owner-user properties or for companies that also have other banking relationships with the Company and will be made using the same underwriting criteria described above for renewals. Management believes these medium term commercial real estate loans have less risk as the Company has a broader knowledge and better control over the overall borrowing relationship. For this reason, the Company anticipates that it will continue to provide this type of loan as an accommodation for its borrowers.

 Real Estate--Construction

  Ventura has maintained a construction lending department since 1989. The construction loans provided by Ventura were used for custom residential and residential tract development projects, as well as commercial developments. Since 1989, Ventura has originated more than $150 million in construction loans, of which approximately $770,000 was charged off during that time. The Company intends to continue to originate construction loans, but will limit the aggregate amount of outstanding construction loans to 10%-15% of the total portfolio.

 Real Estate--Mortgage

  The Company sold its residential mortgage origination operations in 1994, which substantially reduced the volume of mortgage loans available for sale. At December 31, 1994, the Company had a limited amount of mortgage loans in its portfolio. Included in this category are loans for single family residences (conforming loans) and home equity loans. With the sale of the mortgage operations, the Company no longer originates residential mortgages for the acquisition of homes unless it is for the sole purpose of accommodating an existing business borrower. However, terms for these loans still require conventional underwriting criteria.

 Installment

  Installment loans consist mainly of fully amortizing credits extended for the purchase of capital goods and consumer purchases. The Company's underwriting criteria require minimum down payments and repayment schedules consistent with market terms. Generally, the Company's loan policies require that the borrower demonstrate a fixed charge coverage (net income divided by monthly obligations) of 2.5 to 1.

 Leases

  The Company had $129,000 in leases at December 31, 1994. Unearned income on leases totaled $12,000 at December 31, 1994. These leases are scheduled to mature within the next two years. At present, management does not intend to make any more of these leases.

 SBA Lending

  Through its SBA Division, Frontier offers loans for equipment, working capital, debt repayment and construction, and acquisition of owner-user commercial real estate. Frontier originates loans under both the 7(a) and 504 loan programs described below, with a particular emphasis on the 7(a) program. Frontier has been authorized by SBA to make 7(a) loans since 1983. At December 31, 1994, the gross portfolio (including guaranteed and unguaranteed portions) was $61.7 million and is almost entirely made up of loans funded since early 1990 when Frontier determined to dedicate more resources to its SBA Division. Because owner-user real estate acquisition loans offer higher profitability and higher credit-quality than other 7(a) loans, Frontier has emphasized these loans in its marketing efforts. Greater than 95% of its existing SBA loans are owner-user real estate acquisition, refinance or construction loans, most of which are secured by first trust deeds. The average loan pricing for such loans is prime rate plus 2.0%, adjustable quarterly. Some loans have a 5% lifetime interest rate ceiling and floor. The average remaining term of the SBA portfolio is approximately 20 years. The Company's two year average historical loan loss experience of SBA loans was 0.8% through December 31, 1994.

  The SBA designates lenders as General Program ("GP"), Certified Lender Program ("CLP") and Preferred Lender Program ("PLP"). Frontier has been designated as a participant in SBA's PLP through the Los Angeles District Office. This designation will apply to all 7(a) loans made to borrowers located in Los Angeles, Ventura, and Santa Barbara counties, where the large majority of Frontier's SBA portfolio is currently located. A GP lender must submit a loan application for complete analysis by SBA, which can take up to six weeks, prior to a guaranty being granted. A CLP lender must submit the same loan application for a cursory review by SBA, which is generally completed in five working days, prior to a guaranty being granted. A PLP lender is authorized to approve the guaranty request on behalf of SBA and is only required to send SBA a streamlined informational loan file. The SBA designates lenders as CLP or PLP only after several years of high-quality lending, servicing and liquidating performance in the 7(a) program. Fewer than 1% of all SBA lenders nationwide are designated PLP. Management believes that participation in the PLP program offers a distinct marketing advantage because the approval time is minimal and the lender achieves a higher degree of credibility with referral sources.

  For SBA loans made under the 7(a) program, a portion of the principal amount of the loan is guaranteed by the SBA. The guaranteed amount ranges from 70% to 90%, depending on the size of the loan and other factors. In addition to meeting other eligibility guidelines, a business must fall below SBA's maximum size standard (which varies by SIC code of the borrower) in order to be eligible for a 7(a) loan.

  Effective January 1, 1995, 7(a) loans are limited in size to a maximum of $500,000. For transactions requiring more than $500,000 financing, Frontier will structure secured, non-SBA commercial loans in conjunction with a $500,000 SBA 7(a) loan to accommodate qualified borrowers.

  The guaranteed portions of SBA 7(a) loans are normally sold by Frontier to secondary market investors at a premium. The Company's sales premiums averaged approximately 12.08% of the sold portion in 1993 and 8.19% of the sold portion in 1994. However, due to market conditions, the Company does not anticipate that premiums on the sold portion of SBA loans will continue at the same levels in the future. Frontier continues to service the whole loan, however, remitting the investors' portions of loan payments monthly through Colson Services, the sole fiscal transfer agent for sold SBA loans. As the servicer, Frontier is required by SBA to maintain a minimum of 1.0% servicing spread on the sold portion. Of the existing gross 7(a) loan portfolio in the amount of $61.7 million, Frontier earns average service fee income of 1.04% on the SBA-guaranteed sold portfolio of approximately $48.9 million. Because the guaranteed portion is sold into the secondary market, Frontier realizes gain on sale related to the initial sale premium, as well as servicing income on the sold portfolio for which there are no recourse, liquidity or capital requirements.

  Under the 504 loan program, use of loan proceeds is limited to fixed asset acquisition and owner-user commercial real estate construction and acquisition. This program is limited to businesses with net income of less than $2.0 million and a combined net worth of less than $6.0 million. Loans generated under the 504 program are not guaranteed by the SBA. Instead, the SBA directly funds up to 40% of the project and takes a subordinate lien position on the assets being financed, leaving the lender with a relatively low loan to value ratio (usually 50%). The SBA's participation in the project is limited to $750,000 for most borrowers and $1,000,000 for exporters and projects located in redevelopment zones. The 504 program is designed to accommodate larger businesses and larger loan sizes than the 7(a) program. Loans originated under the 504 program also may be sold in the secondary market. In general, however, the Company does not sell SBA loans originated under the 504 program in the secondary market because the sales premiums and servicing spread are much less attractive than for loans originated under the 7(a) program.

MATURITY OF LOANS AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES

  The following table sets forth by category of loan (including fixed and variable rate loans) the amounts of loans outstanding as of December 31, 1994 which are, based on remaining scheduled repayment of principal, due in less than one year, due in one to five years, or due in more than five years. Loan maturities are based on contractual maturities.

                                                  AT DECEMBER 31, 1994
                                          ------------------------------------
                                               LOANS MATURING IN
                                          ---------------------------
                                                    BETWEEN
                                                     ONE-    GREATER
                                          LESS THAN  FIVE   THAN FIVE
                                          ONE YEAR   YEARS    YEARS    TOTAL
                                          --------- ------- --------- --------
                                                 (DOLLARS IN THOUSANDS)
   Commercial, financial and
    agricultural.........................  $44,853  $72,042  $21,298  $138,193
   Real Estate:
    Construction.........................    7,511      223        0     7,734
    Mortgage.............................      688    1,651    9,654    11,993
   Installment...........................    6,702    3,084      111     9,897
   Lease Financing.......................       33       84        0       117
                                           -------  -------  -------  --------
     Total...............................  $59,787  $77,084  $31,063  $167,934
                                           =======  =======  =======  ========
   Loans with fixed interest rates.......  $ 9,489  $15,989  $ 4,277  $ 29,755
   Loans with variable interest rates....   50,298   61,095   28,786   138,179
                                           -------  -------  -------  --------
     Total...............................  $59,787  $77,084  $31,063  $167,934
                                           =======  =======  =======  ========

RISK MANAGEMENT

  The Board of Directors, through its revised policies and procedures, has directed the new management team to be proactive in its risk management. This process involves the implementation of systems that promote the identification of credit risk and actions that mitigate the same. Management plays an active role in promoting a credit culture in which all lending employees are expected to manage the risk in his or her loan portfolio with systems that provide management with important information on a frequent basis.

 Approval Process

  In general, the Company utilizes a committee process to approve its loans. Loans over $250,000 and up to and including $750,000 must be authorized by executive management, including the Chief Credit Officer. Loans over $750,000 are submitted to the Executive Loan Committee, which consists of the CEO and a quorum of Board committee members, for approval. If any proposed loan has an exception it requires the Chief Credit Officer's or Executive Loan Committee approval. The Executive Loan Committee meets every other week to approve loans and review reports pertaining to the portfolio's performance.

  Management may also delegate loan authority to certain senior loan officers who are Vice Presidents, whereby the designated officer may lend up to $50,000, provided that the loan meets minimum underwriting criteria and is documented according to the Company's normal procedures.

 Credit Administration Oversight

  Credit Administration uses various systems to monitor the loan portfolio and lending activity. These include reports generated by the Company's data processing systems to monitor loan performance.

  Credit Administration also monitors for exceptions to loan policies and accuracy of loan grades (described below) by reviewing all loans after approval has been obtained. If a grade deviation is detected, the loan grade is promptly revised. If documentation exceptions are noted, the approving loan officer is given an established period of time to cure the exception, depending on the nature of the exception. Credit Administration tracks and monitors all exceptions until resolved and reflects the same in the loan officer's performance appraisals.

 Grading System

  The Board of Directors requires that all loans be classified on a grading system according to measurable elements of risk. The system used is standard throughout the banking industry and recognized by the Banks' primary regulatory, the OCC. This system allows management to track pools of similar credits for potential risk of loss. These pools consist of same grade credits that have similar levels of risk and establish a framework for migration analysis used to determine the levels of loan loss reserves.

  The grading system assigns loan pools to seven categories ranging from "pass" to "loss." There are three pools in the "pass" category, which consists of credits found to be of acceptable risk. Generally, loans in this category are to companies which have profit records, adequate capital for normal operations and cash flow sufficient to service the loan. When a loan shows signs of potential weaknesses that may affect repayment of the loan or the collateral, the loan is reclassified "especially mentioned." A loan which has further deterioration and exhibits defined weaknesses in the borrower's capacity to repay is reclassified "substandard." Loans that exhibit signs of doubted repayment are labeled "doubtful" and loans that show signs of partial or full loss are charged off immediately.

  Management provides its lenders with training and systems to monitor the risk of credits and requires a formal process in order to change the risk grade. When a credit is downgraded, or the risk element has increased due to some potential repayment weaknesses, the credit is given more attention in order to protect the Company's ability to collect the loan.

 Quarterly Portfolio Reviews

  The Company uses a "loan officer driven" grading system, whereby all loans are periodically reviewed by loan officers as well as management and the Company's external credit review firm for common risk trends. The loan officers prepare a quarterly report for management that reviews all of the loans for changes in risk and identifies areas for growth opportunities. This process allows management to proactively monitor the portfolio for problems and, if needed, take action to mitigate risk.

  The Company's external credit review firm with the grading system periodically reviews the loan grades of the portfolio to determine if the lenders are accurately grading loans according to the established grading system. The Company's external credit review firm has reviewed the loan portfolio nine times since early 1993. Eighty percent of the portfolio, and all loans over $250,000, have been reviewed at least once by the external credit review firm in 1993 and 1994.

 SAC Management

  All classified assets and especially mentioned credits that are currently outstanding or recently downgraded are generally reported to management monthly, but in any case not less frequently than quarterly, through Special Attention Credit ("SAC") Reports. These reports are prepared by the handling loan officer and draw attention to the credit problems, strategies to correct the same, and dates for accomplishing the strategies. The reports also point out projected weaknesses or strengths that could cause the credit to be downgraded or upgraded.

  When evaluating the SAC Reports, management determines if certain specific reserves should be set up on the relevant credit, depending on the nature of the problem and the underlying collateral. During the entire SAC Report process, management evaluates the borrower's cash flow and underlying collateral value. If there is erosion in either case, prompt action is taken to protect the Company's position. Such actions may include taking additional collateral, obtaining further guaranties, declaring a default and accelerating the loan, and such other legal remedies as may be available to the Company pursuant to the loan documents in order to take control of the collateral.

  After management has reviewed the SAC Reports, the same are submitted to the Board of Directors for review and comment. The SAC Reports are summarized on a tracking system used to monitor the activity of the credits both in terms of changing loan balances and required reporting based on the initial target dates set by management.

 Concentrations of Credit

  With the exception of medium term commercial real estate loans, there were no concentrations of loans exceeding 10% of total loans. Management's intention is to reduce the number of medium term commercial real estate loans for investment properties through aggressive exit strategies and repayment programs. Management takes a proactive role in measuring concentration risk, through a monthly review of the portfolio for concentrations in business types, collateral and market demographics. Management reactions to concentrations include limiting growth, adding controls and assessing additional loss reserves to mitigate the potential for loss due to concentrations.

 Loss Analysis

  Credit Administration analyzes risk trends in the loan portfolio, including types of borrowers where trends suggest the need for additional underwriting controls.

  Nonresidential buildings, which includes office and industrial buildings, accounted for the Company's largest losses by borrower type during the year ended December 31, 1993, while developers accounted for the Company's largest losses during the year ended December 31, 1994.

  Similarly, developers, operators of commercial buildings, a subsegment of nonresidential buildings, and borrowers involved in construction trades constituted the three largest segments of nonperforming loans at December 31, 1993 and December 31, 1994.

  Because of the high levels of losses in these categories, management revised the Company's underwriting policies with respect to real estate related industries and has curtailed the origination of new medium term commercial real estate loans for investment properties and loans to developers. See "Business-- Loan Portfolio."

CLASSIFIED ASSETS AND NONPERFORMING ASSETS

 Classified Assets

  Classified assets are assets that have defined weaknesses in the borrower's ability to repay the loan or in the underlying collateral, and are assigned a loan grading of "substandard", "doubtful" or "loss" in accordance with the Company's grading policy described above. Classified assets include nonperforming assets. Classified assets are generally handled by the Company's Special Asset Department. The staff of the Special Asset Department are trained to handle such loans and to identify assets or cash flow that may strengthen the Company's potential for repayment.

  The Bank's problem loan portfolio grew significantly during 1993 and early 1994. Management implemented specific programs to address these riskier loans (Special Attention Credits or SAC) and focused on reducing these problem assets. The programs focus on identifying exit strategies including taking higher levels of cash flow from the borrower's sources, taking additional collateral to protect the Bank's position and selling the borrower's assets to reduce the overall indebtedness. At December 31, 1994, the Company had an aggregate of $30.9 million in classified assets compared to $64.6 million at December 31, 1993. Classified assets grew significantly during 1993 and peaked in the first quarter of 1994. Through SAC management, these assets were reduced through exit strategies and a bulk note sale that occurred in May 1994. As shown in the table below, the combined activities have reduced the problem loans by $33.7 million. Although management uses all available resources to collect principal and interest, certain chargeoffs were sustained, particularly with respect to the bulk sale. However, management proactively monitors the loan loss reserve in anticipation of such chargeoffs and adds to the loan loss reserve through provisions for loan losses.

                                           FOR THE YEAR ENDED FOR THE YEAR ENDED
                                           DECEMBER 31, 1994  DECEMBER 31, 1993
                                           ------------------ ------------------
                                                  (DOLLARS IN THOUSANDS)
Beginning Balance.........................      $64,603            $29,007
Additions.................................       18,599             67,714
Reductions:
  Upgrades................................       10,732              5,010
  Collections.............................       32,606(1)          21,424
  Chargeoffs..............................        8,926(2)           5,684
                                                -------            -------
Ending Balance............................      $30,938(3)         $64,603
                                                =======            =======

- --------
(1) Of this amount, $9.1 million was attributable to proceeds recognized in as a result of the bulk loan sale completed in May 1994.

(2) Of this amount $5.0 million was attributable to the bulk loan sale completed in May 1994.

(3) Of this amount, $29,387,000 was classified substandard and $1,550,000 was classified doubtful.

 Nonperforming Assets

  Nonperforming assets consists of nonperforming loans plus REO. Nonperforming loans consist of loans classified as TDRs, loans 90 days past due and still accruing and nonaccrual loans. As of December 31, 1994 the Company had $7.6 million in nonaccrual loans, compared with $18.9 million at December 31, 1993. The reduction during 1994 was due to a $14.1 million bulk sale, of which the greater part was nonperforming assets, and the collection of loans through exit strategies.

  Nonaccrual Loans. Loans are automatically placed on nonaccrual status when principal or interest payments are past due greater than 90 days. If the loan is an SBA guaranteed loan and a deferral period has been negotiated or if the loan is in the process of imminent collection or renewal in accordance with the Company's standard underwriting policies in the normal course of business, the Company may remove the loan from nonaccrual status and continue to accrue interest. Loans are placed on nonaccrual status earlier, if there is doubt as to the collectability of any amounts due according to the contractual terms of the loan agreement.

  Interest income on nonaccrual loans is subsequently recognized when the loan becomes contractually current for a period of six months or more. Accounts which are deemed uncollectible by management for which no payment has been received for six months are charged off in full or for the amount that exceeds the net realizable value of the underlying real estate collateral.

  Troubled Debt Restructurings ("TDRs"). A TDR is a loan on which the Company reduces the rate of interest to a below market rate or forgives all or part of the interest income due and part of the principal balance of the loan due to the borrower's financial condition, including reduced cash flow, reduced collateral value or other conditions that impair the borrower's ability to repay the loan according to the original terms. Management reports TDRs for the first six months as nonperforming loans and does not recognize interest during that period. After the borrower has demonstrated capacity for the first six months, the loan is restored to accrual status and then removed from the nonperforming category. After twelve months of demonstrated payments, in accordance with OCC policy the loan is removed from the classified grade status. At December 31, 1994, the Company had one loan with a principal balance totaling $2,000 that was categorized as a TDR.

  Real Estate Owned ("REO"). Real estate secured loans upon which the Company has foreclosed are recognized as REO. The Company's general policy is to initiate foreclosure proceedings when loans are more than 90 days past due. Some loans that are more than 90 days past due are never actually foreclosed, however, because the borrower brings the account current before a formal notice of default is filed. Assets classified as REO include properties upon which the Company has foreclosed on the borrower's real estate collateral or a deed has been offered in lieu of foreclosure. At December 31, 1994, the Company's REO totalled $2,346,000. The Company has entered into contracts for the sale of each of the three properties in this category, which are currently in escrow. The sales prices for such properties were equal to or exceeded the Company's carrying value of such assets.

  The Company obtains updated third party appraisals for problem loans that are secured by real estate on an as needed basis. When loans have been determined to be "collateral dependent," that is, no other sources of repayment are available, the property is appraised immediately upon becoming a problem loan. In addition to the appraisals, management actively determines the value of the real estate collateral based upon market conditions and the cash flow from the property if it is income producing. Management's policies require all collateral dependent loans to be written down to the net realizable value of the property, with the difference charged off or reserved for in the loan loss reserve.

  The following table sets forth nonaccrual loans, loans which were delinquent for 90 days or more but still accruing, loan that are accounted for as "troubled debt restructurings," and REO at the dates indicated.

                                            AT DECEMBER 31,
                               ------------------------------------------------
                                 1994        1993     1992      1991     1990
                               --------    --------  -------  --------  -------
                                         (DOLLARS IN THOUSANDS)
Loans accounted for on a
 nonaccrual basis............  $  7,612    $ 18,939  $ 2,464  $  2,142  $   485
Accruing loans which are 90
 days or more past due as to
 interest or principal.......       331         552      410     7,296    2,167
TDR's........................         2(1)      348      380        16      467
                               --------    --------  -------  --------  -------
Total nonperforming loans....     7,945      19,839    3,254     9,454    3,119
                               --------    --------  -------  --------  -------
Foreclosed personalty........       878          --       --        --       --
REO..........................     2,346       2,229    3,940     2,206       --
                               --------    --------  -------  --------  -------
Total nonperforming assets...  $ 11,169    $ 22,068  $ 7,194  $ 11,660  $ 3,119
                               ========    ========  =======  ========  =======
Nonperforming loans to total
 loans.......................      4.73%       7.41%    1.04%     3.16%    1.03%
Nonperforming assets to total
 assets......................      4.33%       6.48%    1.79%     3.15%     .81%
Loan loss reserves to
 nonperforming assets........     73.96%      64.86%   53.57%    24.78%   73.26%
Classified assets to loan
 loss reserves and
 shareholders' equity........    113.27%     186.27%   84.71%    67.45%   47.63%

- --------
(1) Does not include loans which have been restructured and which were previously on nonaccrual status but have been performing in accordance with their restructured terms for some minimum period of time, typically at least six months. At December 31, 1994 the Company had one such loan in the amount of $1,966,000.

  Potential Problem Loans. In addition to the loans disclosed in the above table, at December 31, 1994, the Company had loans in the aggregate amount of $19,769,000 where known information about possible credit problems of the borrowers caused management to have serious concerns about the ability of such borrowers to comply with the present loan repayment terms.

  Foregone Interest Income. If nonaccrual, past due and restructured loans had been current and performing according to original terms, gross interest income for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 would have increased by $1,609,000, $2,214,000, $728,000, $429,000 and $23,000,
respectively. The following summarizes foregone interest income for 1994:

         Interest income at original terms........... $2,321,000
         Less: Interest income included in 1994
          income.....................................   (712,000)
                                                      ----------
         Foregone interest income.................... $1,609,000
                                                      ==========

  The following table sets forth certain information regarding nonperforming assets during the years indicated.

                                           FOR THE YEAR ENDED FOR THE YEAR ENDED
                                           DECEMBER 31, 1994  DECEMBER 31, 1993
                                           ------------------ ------------------
                                                  (DOLLARS IN THOUSANDS)
Beginning Balance.........................      $22,068            $ 7,194
Additions.................................       32,653(1)          30,833
Reductions:
  Chargeoffs..............................        8,913(2)           6,191
  REO Writedowns..........................          104                941
  Collections.............................       34,535(3)           8,827
                                                -------            -------
  Total Reductions........................       43,552             15,859
                                                -------            -------
Ending Balance............................      $11,169            $22,068
                                                =======            =======

- --------
(1) Excludes $1,966,000 of restructured loans which are performing.

(2) Of this amount, $5.0 million was attributable to the bulk loan sale completed in May 1994.

(3) Of this amount, $9.2 million was attributable to proceeds recognized as a result of the bulk loan sale completed in May 1994.

  A summary of certain significant classified assets with balances in excess of $750,000 at December 31, 1994, follows.

  A combination of loans totaling $1,730,923 to a common borrowing entity in the nursery business. The Company experienced losses in 1991 and 1992 which placed the loans on a SAC status. However, the borrowing entity has experienced a profitable year in 1993 and continues to be profitable in 1994 with projections showing a larger profit for 1995. This credit was upgraded to pass in March 1995. Management only upgrades the risk of a credit if there is documented sustainable evidence of profitability, cash flow or other means of repaying the original loan.

  A loan for $1,867,027 to a food service provider. The borrower's revenues have fallen during the last two years, primarily due to the recession, forcing a review of the upcoming loan renewal. The loan is currently classified. The underlying real estate collateral has dropped in value and the borrower may not be able to service or repay the entire debt. Negotiations are under way to form a plan based on the collateral value and the borrower's cash flow which may include the sale of assets. Management has placed a specific reserve for this classified loan.

  Combined loans to the same borrowing entity for $1,395,481 to a government contractor. This loan is nonperforming. The borrower has lost money over the last two years due to cutbacks in government spending. The Company is assisting the borrower in liquidating the assets. Management anticipates recovery of 75% of principal. A specific reserve equal to 50% of these loans has been established. The loan balances were reduced to $871,877 as of March 31, 1995.

  Other asset owned for $878,000. This nonperforming loan was originally unsecured. During the fourth quarter of 1994, Ventura agreed (1) to take an assignment of the borrowers' co-tenancy interest in a promissory trust representing residual rights to 17 1/2 acres of land in Ventura County as payment in kind for an existing option contract to acquire a 158-acre parcel by a third party and (2) to a transfer of the borrowers' combined 49% limited partnership interest in a lemon grove in Ventura County in lieu of foreclosure in satisfaction of the debt, subject to a repurchase option of either, but not both, property by the borrowers. The repurchase option is exercisable for a period of two years. Should the borrowers fail to exercise the repurchase option in such time frame, Ventura would attempt to liquidate the interests.

  A loan for $1,284,313 made to a real estate investor that had filed bankruptcy. This nonperforming loan was restructured in June 1994 as a result of reorganization in the bankruptcy proceedings which are now complete. Because the Company forgave interest and a limited amount of principal the loan is a TDR. This loan was placed on accrual status as of December 1994 and will be removed from the classified category in June 1995, provided payments are timely made.

  A combination of loans totalling $1,934,434 used to finance three commercial buildings. These loans are currently nonperforming. Two of the buildings continue to have high vacancy levels, although the County of Riverside has leased the other building. The borrower continues to make payments from outside sources, and has listed the buildings for sale.

  Combined loans for $845,319 made to a small business to finance real estate ($591,095) and accounts receivable, inventory and equipment ($254,224). The $254,224 loan is nonperforming. The loans were classified due to an operating loss in 1992. The borrower has shown profits since and continues to make payments. This loan will be upgraded to the extent that 1994 year-end financial statements validate continued profitability.

LOAN LOSS RESERVES

  The calculation of the adequacy of the loan loss reserve is based on a variety of factors, including loan classifications and underlying cash flow and collateral values. Management uses both a migration factor and specific loan reserves to determine the reserve level necessary to allow for potential losses. Migration analysis is a method by which specific chargeoffs are related to the prior life of the same loan compared to the total loan pools in which the loan was graded. This method allows for management to use historical trends that are relative to the Company's portfolio rather than use outside factors that may not take into consideration trends relative to the specific loan portfolio. In addition to migration and specific reserve analysis, management takes into consideration other trends that are qualitative relative to the Company's marketplace, demographic trends, amount and trends in nonperforming assets and concentration factors.

  Based on evaluations of the aforementioned economic considerations, the Company establishes its allowance for loan losses. The loan loss reserve expressed as a percentage of total net loans was 5.17% at December 31, 1994, 5.65% at December 31, 1993, 1.24% at December 31, 1992, and .95% at December 31, 1991.

  The Board of Directors reviews the adequacy of the loan loss reserve on a quarterly basis. Management utilizes its best judgment in providing for possible loan losses and establishing the loan loss reserve. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's loan loss reserve. Such agencies may require the Company to recognize additions to the reserve based upon their judgment of the information available to them at the time of their examination. The OCC did not require management to record material additional loan loss provisions or net charge-offs as a result of the examination of Ventura concluded during the fourth quarter of 1994.

  Adverse economic conditions and a declining real estate market in California have adversely affected certain borrowers' ability to repay loans. A continuation of these conditions or a further decline in the California economy could result in further deterioration in the quality of the loan portfolio and continuing high levels of nonperforming assets and chargeoffs, which would adversely effect the financial condition and results of operations of the Company.

INVESTMENT PORTFOLIO

  The Company invests a portion of its available funds in a variety of short to medium term instruments. The investment portfolio provides a measure of liquidity through proceeds from scheduled maturities and is utilized for pledging requirements on public deposits. At December 31, 1994, securities carried at approximately $4,390,000 were pledged as collateral for public funds and other purposes as required by law. The market value of these securities was $4,264,000.

  The Company's investment policy permits investments in direct obligations of the U.S. government (limited to 65% of liquid assets); obligations of federal agencies fully guaranteed by the U.S. government (limited to 50% of liquid assets); obligations of federal agencies sponsored by but not necessarily guaranteed by the U.S. government (limited to 30% of liquid assets); mortgage-backed securities which are fully collateralized by securities issued by a government-sponsored agency (limited to 30% of liquid assets); general obligation and revenue municipal bonds that are A+ rated or insured by reliable guaranty agencies (limited to 10% of liquid assets); and corporate bonds rated A or better (limited to 10% of liquid assets).

  Overall, the Company's investment portfolio is high grade. Mortgage backed securities consisted entirely of Federal Home Loan Mortgage Corporation backed securities. The Company does not have any mortgage backed securities that fall within the "high risk" provisions of the Federal Financial Institutions Examination Council. The Company did not have structured notes, CMOs or other derivative products in the portfolio at December 31, 1994.

  The Company adopted SFAS No. 115 "Accounting for Certain Investment in Debt and Equity Securities" as of December 31, 1993. In connection with such adoption, the Company classified all investments as available for sale due primarily to the Company's policy requiring such classification for securities required to maintain a liquidity to average assets ratio of 20%. These securities are carried at their respective fair market values. The cumulative effect of the adoption of SFAS No. 115 at December 31, 1993 resulted in recording an unrealized loss of $122,000. See Note 5 of Notes to Consolidated Financial Statements.

  Reductions in market value of available for sale securities at December 31, 1994 reflect the current interest rate environment and are deemed temporary in nature. Management has no plans to restructure the investment portfolio other than to capitalize on current and future interest rate increases by moderately lengthening the maturity of the portfolio.

  The following table sets forth book and market value of investment securities at the dates indicated.

SECURITIES AVAILABLE-FOR-SALE

                                                AT DECEMBER 31,
                                -----------------------------------------------
                                     1994            1993            1992
                                --------------- --------------- ---------------
                                 BOOK   MARKET   BOOK   MARKET   BOOK   MARKET
                                ------- ------- ------- ------- ------- -------
                                            (DOLLARS IN THOUSANDS)
U.S. Government securities..... $22,935 $22,706 $38,597 $38,475 $    -- $    --
U.S. Government Agency
 securities....................      --      --      --      --      --      --
Mortgage-backed securities.....   8,067   7,551      --      --      --      --
Federal Reserve Bank and FHLB
 Stock.........................   1,602   1,602   2,300   2,300      --      --
Other equity securities........      --      --      --      --      --      --
                                ------- ------- ------- ------- ------- -------
  Total investment securities.. $32,604 $31,859 $40,897 $40,775 $    -- $    --
                                ======= ======= ======= ======= ======= =======

SECURITIES HELD-TO-MATURITY
                                                AT DECEMBER 31,
                                -----------------------------------------------
                                     1994            1993            1992
                                --------------- --------------- ---------------
                                 BOOK   MARKET   BOOK   MARKET   BOOK   MARKET
                                ------- ------- ------- ------- ------- -------
                                            (DOLLARS IN THOUSANDS)
U.S. Government securities..... $ 1,250 $ 1,222 $    -- $    -- $ 3,140 $ 3,209
U.S. Government Agency
 securities....................      --      --      --      --   4,124   4,030
Mortgage-backed securities.....  17,525  16,741      --      --  21,256  19,919
Federal Reserve Bank and FHLB
 Stock.........................      --      --      --      --   1,825   1,825
Other equity securities........      --      --      --      --   2,823   2,823
                                ------- ------- ------- ------- ------- -------
  Total........................ $18,775 $17,963 $    -- $    -- $33,168 $31,806
                                ======= ======= ======= ======= ======= =======

  The following table sets forth the maturity distribution of the investment portfolio at December 31, 1994:

                                                         AT DECEMBER 31, 1994
                                                      --------------------------
                                                                        WEIGHTED
                                                      AMORTIZED MARKET  AVERAGE
                                                        COST     VALUE   YIELD
                                                      --------- ------- --------
                                                        (DOLLARS IN THOUSANDS)
U.S. GOVERNMENT SECURITIES:
  Within one year....................................  $14,707  $14,648   5.54%
  After one but within five years....................    9,478    9,280   5.92
  After five but within ten years....................       --       --     --
  After ten years....................................       --       --     --
                                                       -------  -------
    Total U.S. Government securities.................  $24,185  $23,928   5.71
                                                       =======  =======
MORTGAGE-BACKED SECURITIES:
  Within one year....................................  $    --  $    --     --
  After one but within five years....................   13,696   12,992   5.44
  After five but within ten years....................   11,896   11,300   6.55
  After ten years....................................       --       --     --
                                                       -------  -------
    Total mortgage-backed securities.................  $25,592  $24,292   6.40
                                                       =======  =======
FEDERAL RESERVE BANK AND FHLB STOCK:
  Within one year....................................  $    --  $    --     --
  After one but within five years....................       --       --     --
  After five but within ten years....................       --       --     --
  After ten years....................................    1,602    1,602   7.35
                                                       -------  -------
    Total Federal Reserve Bank and FHLB Stock........  $ 1,602  $ 1,602   7.35
                                                       =======  =======

DEPOSITS

  The Company competes for deposits principally by providing quality customer service at the Banks' branch offices. In order to stabilize its funding sources, the Company has taken action to reduce title and escrow deposits and institutional certificates of deposits as a percentage of total deposits. The Banks are prohibited from purchasing brokered deposits by virtue of their regulatory agreements with the OCC. See "Supervision and Regulation."

  The following table sets forth information regarding the average monthly deposits and the average rate paid for certain deposit categories for each of the periods indicated. Average balances are computed using daily average balances for each month in the period divided by the number of months in the period.

                                       FOR THE YEARS ENDED DECEMBER 31,
                              --------------------------------------------------
                                    1994             1993             1992
                              ---------------- ---------------- ----------------
                              AVERAGE  AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE
                              BALANCE   RATE   BALANCE   RATE   BALANCE   RATE
                              -------- ------- -------- ------- -------- -------
                                            (DOLLARS IN THOUSANDS)
Demand Deposits:
 Interest bearing............ $ 58,114  2.65%  $ 66,167  2.73%  $ 58,254  4.56%
 Noninterest bearing.........   75,568    --     87,383    --     89,298    --
Savings deposits.............   34,575  2.37%    37,892  2.78%    38,838  3.62%
Time deposits................  104,671  3.72%   142,020  3.88%   145,202  4.81%
                              --------         --------         --------
Total deposits............... $272,928  2.29%  $333,462  2.51%  $331,592  3.12%
                              ========         ========         ========

  With respect to the Company's time certificates of deposit of $100,000 or more, at December 31, 1994, such deposits had the following schedule of maturity:

                                                            AT DECEMBER 31, 1994
                                                            --------------------
                                                           (DOLLARS IN THOUSANDS)
                                                            --------------------
      Three months or less.................................       $10,594
      Three to six months..................................         4,811
      Six to twelve months.................................         8,663
      Over twelve months...................................         1,265
                                                                  -------
        Total..............................................       $25,333
                                                                  =======

OTHER BORROWINGS

  The following table sets forth certain information with respect to the Company's commercial paper activities. As of December 31, 1993, the Company had ceased all commercial paper activity.

                                                        1994     1993    1992
                                                        ----     ----    ----
                                                        (DOLLARS IN THOUSANDS)
      Balance at December 31:.......................... $  -- $    --  $  8,860
      Maximum month end balance
       outstanding during the year..................... $  --  $8,616   $22,048
      Average amount outstanding
       during the year................................. $  --  $6,987   $12,805
      Weighted average interest rate...................   N/A    2.66%     3.42%

  The Company utilized credit lines with FHLB during 1994 and 1993.

                                                                  1994    1993
                                                                 ------  ------
                                                             (DOLLARS IN THOUSANDS)
      Balance at December 31:................................... $   --  $   --
      Maximum amount outstanding during the year................  5,000   8,000
      Average amount outstanding during the year................    129   7,447
      Weighted average interest rate............................   3.55%   3.83%

COMPETITION

  In an environment of heightened regulatory scrutiny with respect to insured depository institutions such as Ventura and Frontier and expanded bank-like services provided by limited service financial institutions and by nonbank financial service providers, banking and bank related services continue to be an industry of rapid change and intense competition, thereby creating a highly competitive environment for the Company. Large money center banks, superregional banks, regional banks, multinational banks and mutual funds are the Company's primary competitors. Higher lending limits, wide-reaching advertising campaigns, and access to international money markets allows these organizations greater flexibility in meeting the needs of their customers. The Company competes for deposits and loans with these organizations as well as with local banks, savings and loans, savings banks, credit unions, thrift associations, and mortgage and finance companies. The Company believes its marketing niche to be small and medium sized businesses with revenues less than $25 million. In order to compete with the other financial institutions in its service areas, the Company principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. In those instances where the Company is unable to accommodate all of a customer's needs because of regulatory restrictions, the Company will arrange for those services to be provided by its correspondent banks or other companies with whom it has a relationship.

  Bank of America, N.T. & S.A. and First Interstate Bank of California are the dominant competitors in both Ventura and Frontier's market areas. The most recent data available indicates that Ventura had approximately 5.0% of total bank deposits in Ventura County while Frontier's market share of total bank deposits in Orange County and in Los Angeles County is insignificant.

EMPLOYEES

  At December 31, 1994, the Company had 141 full-time employees. None of the employees are covered by a collective bargaining agreement. In addition to cash compensation, the Company compensates its employees with health and accident insurance, vacation and sick leave, and other normal fringe benefits.

EFFECTS OF ENVIRONMENTAL PROTECTION LAWS

  The Company, to the best of its knowledge, is not aware of any facts relating to its present loan portfolio that reasonably indicates that compliance by the Banks with Federal, state or local provisions relating to the protection of the environment will have a material adverse effect on the financial resources, earnings or competitive position of the Company.

PROPERTIES

  Since October 1987, Company headquarters have been located at 500 Esplanade Drive in Oxnard, California. The Company and Ventura's main offices share 31,097 square feet of leased space. The lease which expires in 2002, requires the Company to pay for any allocated property tax or utility cost increases and to adjust the monthly rent annually, based on consumer price index changes. The Company does not have an option to renew this lease. The Company subleased 9,335 square feet of office space in December 1994, which will provide monthly sublease income of $11,202 commencing May 1, 1995.

  Ventura leases a 3,100 square foot building at 4730 Telephone Road in Ventura under a lease expiring December 1995. The lessor of the premises is T & H Enterprises, a partnership of which W.E. Hartman, a director of Ventura, is a managing partner. Ventura does not have an option to renew this lease. The Company anticipates that it will attempt to negotiate a renewal of this lease in the third quarter of 1995.

  Ventura also leases 6,640 square feet at 502 Las Posas Road, Camarillo and 4,000 square feet at 2655 Townsgate Road in Westlake Village. The Camarillo lease expires in June 1997, with one ten year and two five year options to renew. The Westlake Village lease expires in 2006, with one five year option to renew. Ventura pays its pro rata share of utilities, taxes, common area maintenance and insurance on all branch locations. The base rent is subject to annual adjustments tied to the consumer price index. Ventura pays an additional amount annually on the Westlake Village property in lieu of constructing an additional 7,000 square foot building, adjusted annually based on the consumer price index, which amounted to $12,000 in 1994.

  Ventura's Data Processing was and Central Operations is housed in 8,105 square feet at 2125 Knoll Drive in Ventura. The Company negotiated a renewal of the lease, which expires on March 31, 2000. The Company has the option of terminating the lease without penalty during the final year. As a result of the renegotiation of the lease, the Company's monthly lease payments were reduced by $4,455 commencing April 1, 1995. The lease provides for annual increases in the rent.

  Frontier's main office occupies 17,588 square feet at One Centerpointe Drive in La Palma, California. The Company has subsequently subleased an additional 8,559 square feet. Frontier leased an additional 1,668 square feet at One Centerpointe Drive in La Palma under an amendment to the original lease. The lease for the main office expires in December 2006 and the lease for the additional space expires in July 1998. Frontier does not have an option to renew these leases.

  Frontier also has a branch totaling 9,600 square feet located at 100 Avalon Boulevard in Wilmington subject to a month to month lease. Frontier intends to vacate this property and is in the process of negotiating to purchase a building in the vicinity of its current branch location, which is anticipated to occur in the second quarter of 1995.

  The Company believes its present facilities are adequate for its present needs and anticipated future growth. The Company believes that, if necessary, it could secure suitable alternative facilities on similar terms without adversely affecting operations.

LEGAL PROCEEDINGS

  There are no material legal proceedings pending other than ordinary routine litigation incidental to the business of the Company to which the Company or its subsidiaries is a party or of which any of their property is a subject, except as described below.

  Sharon Tillis, Karen Tillis, et al v. Bank of America, N.T. & S.A., et al. On January 26 1993, plaintiffs filed a class action lawsuit in Los Angeles County Superior Court, Case No. BC 073448, against Wilshire Computer College ("WCC"), its proprietor Peter Chung, Bank of America, N.T. & S.A. ("Bank of America") and the California Student Aid Commission ("CSAC"). The Complaint was subsequently amended to add Ventura, Marine Midland Bank, N.A. ("Marine Midland") and Educational Funding Services, Inc. ("EFSI"). (Bank of America, Marine Midland, EFSI and Ventura are collectively referred to as the "Bank Defendants.") This action arises out of loans made to students of WCC, which plaintiffs contend were made to induce them to enroll at WCC. CSAC and the Bank Defendants filed a joint demurrer and motion to strike portions of the First Amended Complaint, which was sustained on November 17, 1993, eliminating several theories of liability against the Bank Defendants.

  Plaintiffs filed a Second Amended Complaint, alleging the following seven causes of action against the Bank Defendants: (1) violations of Business and Professions Code (S)17500 regarding allegations of untrue or misleading statements to prospective students to induce them to enroll at WCC; (2) violations of the Unruh Act, Civil Code (S)1801 regarding allegations that the student loan agreements constituted retail installment sales contracts; (3) violations of Business and Professions Code (S)17200 regarding allegations that defendants engaged in unfair business practices, including unfair advertising, acting without permits and making false representations to students and agencies; (4) fraud, misrepresentation and negligent misrepresentation regarding allegations that employees and representatives of WCC made misrepresentations to students to induce them to enroll at the WCC; (5) breach of contract, breach of the implied covenant of good faith based on the contracts entered into between plaintiffs and Bank Defendants; (6) rescission and restitution based on the contracts entered into between plaintiffs and Bank Defendants; and (7) secondary theories of liability based on causes (1), (3) and (4) regarding allegations of agency, joint venture, aiding and abetting and close connection.

  CSAC and the Bank Defendants filed a joint demurrer to all causes of action in the Second Amended Complaint which was sustained without leave to amend as to the Bank Defendants and with leave to amend as to CSAC. Plaintiffs did not amend their Second Amended Complaint, however, and the court issued an Order and Judgment of Dismissal of all defendants on October 12, 1994. Notice of Entry of Judgment in this matter was served on October 25, 1994.

  On December 7, 1994, plaintiffs filed a Notice of Appeal with the Court of Appeal of the State of California. Following preparation of the record for appeal, the court clerk will notify the parties of the filing which will determine the briefing schedule. On February 28, 1995, a Stipulation Extending Time for Filing Appellant's Opening Brief was filed, extending to April 28, 1995 the time in which Plaintiff's must file their opening brief. That date may further be extended by 15 days pursuant to a Rule of Court. As of the date of this Prospectus, no briefs on appeal have been received. Plaintiffs and CSAC and certain of the Bank Defendants have engaged in settlement negotiations but no settlement has been reached between Ventura and Plaintiffs. Based upon the advice of counsel, management does not believe that plaintiffs will prevail in this lawsuit. No assurances can be given, however, as to the outcome of plaintiffs' appeal. In the event plaintiffs ultimately were to prevail, management is currently unable to estimate the amount or range of potential loss.

                           SUPERVISION AND REGULATION

THE COMPANY

  The Company, as a registered bank holding company, is subject to regulation under the BHC Act. The Company is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board may conduct examinations of the Company and its subsidiaries.

  The Federal Reserve Board may require that the Company terminate an activity or terminate control of or liquidate or divest certain nonbank subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control or the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. Under certain circumstances, the Company must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

  Under the BHC Act and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, the Company is required by the Federal Reserve Board to maintain certain levels of capital. See "Supervision and Regulation--Capital Standards."

  The Company is required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of the Company with another bank holding company.

  The Company is prohibited by the BHC Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, the Company may, subject to the prior approval of the Federal Reserve Board, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making any such determination, the Federal Reserve Board is required to consider whether the performance of such activities by the Company or an affiliate can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern and is currently prohibited from approving an application by a bank holding company to acquire voting shares of any bank in another state unless such acquisition is expressly authorized by the laws of such other state. Beginning September 29, 1995, a bank holding company that is adequately capitalized and managed may obtain approval under the BHCA to acquire an existing bank located in another state without regard to state law. See "Supervision and Regulation--Interstate Banking and Branching."

  The Company is also a bank holding company within the meaning of California Financial Code Section 3700. As such, the Company and its subsidiaries are subject to examination by, and may be required to file reports with, the California Superintendent of Banks. Regulations have not yet been adopted to implement the Superintendent's power under this statute.

  Finally, the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, including but not limited to, filing annual, quarterly and other current reports with the Securities and Exchange Commission.

THE BANKS

  As national banking associations, the Banks are subject to primary supervision, periodic examination and regulation by the OCC. If, as a result of an examination of a bank, the OCC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of either Bank's operations are unsatisfactory or that either Bank or its management is violating or has violated any law or regulation, various remedies are available to the OCC. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties and to remove officers and directors. FDICIA has provided the FDIC with similar enforcement authority, in addition to its authority to terminate a bank's deposit insurance in the absence of action by the OCC and upon a finding that a bank is in an unsafe or unsound condition, is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or may prejudice the interest of its depositors.

  The Banks are insured by the FDIC, which currently insures deposits of each member bank to a maximum of $100,000 per depositor as determined under FDIC regulations. For this protection, each bank pays a semi-annual statutory assessment and is subject to certain of the rules and regulations of the FDIC. See "Supervision and Regulation--Premiums for Deposit Insurance." The Banks are also subject to certain regulations of the Federal Reserve Board.

  Various requirements and restrictions under the laws of the United States affect the operations of the Banks. See "Supervision and Regulation--Effect of Governmental Policies and Recent Legislation." Federal statutes and regulations relate to many aspects of the Banks' operations, including reserves against deposits, deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements.

  The OCC's statement of policy on risk-based capital requires that banks maintain a ratio of qualifying total capital to risk-weighted assets of not less than 8.00% (at least 4.00% of which must be in the form of Tier 1 capital). The regulations set forth minimum requirements, and OCC has reserved the power to require that banks maintain higher capital ratios. Among other powers, the OCC's regulations provide that capital requirements may be enforced by the issuance of a directive. The OCC's capital adequacy regulations also require that banks maintain a minimum leverage ratio of 3.00% Tier 1 capital to total assets for the most highly rated banks. This ratio is only a minimum. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum level. In addition, higher leverage ratios are required to be considered well-capitalized or adequately capitalized under the prompt corrective action provisions of the FDIC Improvement Act. For a more complete description of the OCC's risk-based capital regulations, see "Supervision and Regulation--Capital Standards" and "Supervision and Regulation--Prompt Corrective Action and Other Enforcement Mechanisms."

RESTRICTIONS ON TRANSFERS OF FUNDS TO PARENT BY THE BANKS

  Federal Reserve Board policy prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company's financial position. The policy further declares that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Other Federal Reserve Board policies forbid the payment by bank subsidiaries to their parent companies of management fees which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual cost plus a reasonable profit).

  Parent is a legal entity separate and distinct from the Banks. At present, substantially all of Parent's revenues, including funds available for the payments of dividends and other operating expenses, would be dividends paid to Parent from the Banks. The Banks, however, are currently prohibited from paying any dividends without the consent of the OCC. See "Supervision and Regulation-- Potential and Existing Enforcement Actions."

  There are also statutory and regulatory limitations on the amount of dividends which may be paid to the Company by the Banks. Sections 56 and 60 of Title 12 of the United States Code contain the major limitations on the payment of dividends by national banks. Section 56 generally prohibits national banks from paying dividends out of capital, and Section 60 further limits dividends, absent the OCC's approval, to the amount of a national bank's recent earnings. Under the prompt corrective action rules of FDICIA, no depository institution, such as the Banks, may issue a dividend or pay a management fee if it would cause the institution to become undercapitalized. Additionally, a bank holding company controlling a significantly undercapitalized institution may not make any capital distributions without the prior approval of the Federal Reserve Board. Other supervisory actions may be taken against institutions that are significantly undercapitalized, as well as undercapitalized institutions that fail to submit an acceptable capital restoration plan as required by law or that fail in any material respect to implement an accepted plan. See "Supervision and Regulation--Prompt Corrective Action and Other Enforcement Mechanisms."

  The OCC also has authority to prohibit the Banks from engaging in what, in the OCC's opinion, constitutes an unsafe or unsound practice in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the OCC could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the OCC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which the Banks or the Company may pay.

  The Banks are subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Parent or other affiliates, the purchase of or investment in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets from Parent or other affiliates. Such restrictions prevent Parent and such other affiliates from borrowing from the Banks unless the loans are secured by marketable obligations of specified amounts. Further, such secured loans, investments and other transactions between either of the Banks and Parent or any other affiliate are limited to 10% of either Bank's capital and surplus (as defined by federal regulations) and such secured loans, investments and other transactions are limited, in the aggregate, to 20% of either Bank's capital and surplus (as defined by federal regulations). Such transactions must also comply with regulations prohibiting terms that would be preferential to Parent other affiliates of the Banks.

  There have been no intercompany transactions between Parent and either of the Banks which would implicate these provisions.

EFFECT OF GOVERNMENTAL POLICIES AND RECENT LEGISLATION

  Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by the Banks on their deposits and their other borrowings and the interest rate received by the Banks on loans extended to their customers and securities held in the Banks' portfolio comprise the major portion of the Banks' earnings. These rates are highly sensitive to many factors that are beyond the control of the Bank. Accordingly, the earnings and growth of the Banks are subject to the influence of local, domestic and foreign economic conditions, including recession, unemployment and inflation.

  The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial intermediaries subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

  From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made in Congress, in the California legislature and before various bank regulatory and other professional agencies. The likelihood of any major changes and the impact such changes might have on the Bank are impossible to predict. Certain of the potentially significant changes which have been enacted and proposals which have been made recently are discussed below.

CAPITAL STANDARDS

  The OCC has adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively higher credit risk, such as business loans.

  A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which includes off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, term preferred stock, term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies, including the limitation that Tier 2 capital may not exceed Tier 1 capital for determining an institution's capital ratios. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

  In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

  The federal banking regulators have issued a proposed rule to take account of interest rate risk in calculating risk-based capital. The proposed rule includes a supervisory model for taking account of interest rate risk. Under that model, institutions would report their assets, liabilities and off balance sheet positions in time bands based upon their remaining maturities. The federal banking agencies would then calculate a net risk weighted interest rate exposure. If that interest rate risk exposure was in excess of a certain threshold

(1% of assets), the institution could be required to hold additional capital proportionate to that excess risk. Alternatively, the agencies have proposed making interest rate risk exposure a subjective factor in considering capital adequacy. Exposures would be measured in terms of the change in the present value of an institution's assets minus the change in the present value of its liabilities and off-balance sheet positions for an assumed 100 basis point parallel shift in market interest rates. However, the federal banking agencies have proposed to let banks use their own internal measurement of interest rate risk if it is declared adequate by examiners.

  Effective January 17, 1995, the federal banking agencies issued a final rule relating to capital standards and the risks arising from the concentration of credit and nontraditional activities. Institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities and who fail to adequately manage these risks, will be required to set aside capital in excess of the regulatory minimums. The federal banking agencies have not imposed any quantitative assessment for determining when these risks are significant, but have identified these issues as important factors they will review in assessing an individual bank's capital adequacy.

  In December 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, directs an assessment of an institution's loan loss reserves. Examiners are directed to assess the reasonableness of an institution's loan loss reserves by comparison to (a) the sum of 50 percent of assets classified doubtful; (b) 15 percent of assets classified substandard; and (c) estimated credit losses on other assets over the upcoming 12 months.

  Federally supervised banks and savings associations are currently required to report deferred tax assets in accordance with SFAS No. 109. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--New Accounting Pronouncements." The federal banking agencies recently issued final rules governing banks and bank holding companies, which become effective April 1, 1995, which limit the amount of deferred tax assets that are allowable in computing an institutions regulatory capital. The standard has been in effect on an interim basis since March 1993. Deferred tax assets that can be realized from taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of (i) the amount that can be realized within one year of the quarter-end report date, or (ii) 10% of Tier 1 Capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 Capital and total assets and regulatory capital calculations.

  Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends.

PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

  Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

  In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of federal law. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

"WELL CAPITALIZED"                 "ADEQUATELY CAPITALIZED"
- ------------------                 ------------------------
Total risk-based capital           Total risk-based capital of 8%;
 of 10%;
Tier 1 risk-based capital          Tier 1 risk-based capital of 4%; and
 of 6%; and Leverage ratio          Leverage ratio of 4% (or less than 3% if
 of 5%.                             rated CAMEL 1 under the composite
                                    rating system.)


"UNDERCAPITALIZED"                 "SIGNIFICANTLY UNDERCAPITALIZED"
- ------------------                 --------------------------------
Total risk-based capital           Total risk-based capital less than 6%;
 less than 8%;
Tier 1 risk-based capital          Tier 1 risk-based capital less than 3%; or
 less than 4%; or                  Leverage ratio less than 3%.
Leverage ratio less than
 4% (or less than 3% if rated
 CAMEL 1 under the composite
 rating system.)

"CRITICALLY UNDERCAPITALIZED"
- -----------------------------
Tangible equity to total
 assets less than 2%.

  An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

  The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan (i) specifies the steps the institution will take to become adequately capitalized,
(ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt correction action provisions.

  An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or
(x) other restrictions as determined by the appropriate federal banking agency. The appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

  Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

  In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

SAFETY AND SOUNDNESS STANDARDS

  On February 2, 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. Additional standards on earnings and classified assets are expected to be issued in the near future.

  In December 1992, the federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending. The regulations, which became effective on March 19, 1993, require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

  Appraisals for "real estate related financial transactions" must be conducted by either state certified or state licensed appraisers for transactions in excess of certain amounts. Appraisals by state certified appraisers are not required for transactions of less than $100,000 if certain criteria are met. In such cases, the real property collateral must be evaluated in accordance with the OCC's Guidelines for Real Estate Appraisal Policies and Review Procedures. State certified appraisers are required for all transactions with a transaction value of $1,000,000 or more; for all nonresidential transactions valued at $250,000 or more; and for "complex" 1-4 family residential properties of $250,000 or more. A state licensed appraiser is required for all other appraisals. However, appraisals performed in connection with "federally related transactions" must now comply with the agencies' appraisal standards. Federally related transactions include the sale, lease, purchase, investment in, or exchange of, real property or interests in real property, the financing or refinancing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage-backed securities.

PREMIUMS FOR DEPOSIT INSURANCE

  Federal law has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits.

  The FDIC has adopted final regulations implementing a risk-based premium system required by federal law. Under the regulations, which cover the assessment periods commencing on and after January 1, 1994, insured depository institutions are required to pay insurance premiums currently within a range of 23 cents per $100 of deposits to 31 cents per $100 of deposits depending on their risk classification. On January 31, 1995, the FDIC issued proposed regulations that would establish a new assessment rate schedule of 4 cents per $100 of deposits to 31 cents per $100 of deposits applicable to members of BIF. There can be no assurance that the final regulations will be adopted as proposed. To determine the risk-based assessment for each institution, the FDIC will categorize an institution as well capitalized, adequately capitalized or undercapitalized based on its capital ratios. A well-capitalized institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio and a 5% Tier 1 leverage capital ratio. An adequately capitalized institution will have at least an 8% total risk-based capital ratio, a 4% Tier 1 risk-based capital ratio and a 4% Tier 1 leverage capital ratio. An undercapitalized institution will be one that does not meet either of the above definitions. The FDIC will also assign each institution to one of three subgroups based upon reviews by the institution's primary federal or state regulator, statistical analyses of financial statements and other information relevant to evaluating the risk posed by the institution.

INTERSTATE BANKING AND BRANCHING

  On September 29, 1994, the President signed into law the Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain approval under the BHCA to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.

  The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction.

  The Interstate Act is likely to increase competition in the Company's market areas especially from larger financial institutions and their holding companies. It is difficult to assess the impact such likely increased competition will have on the Company's operations.

  In 1986, California adopted an interstate banking law. The law allows California banks and bank holding companies to be acquired by banking organizations in other states on a "reciprocal" basis (i.e., provided the other state's laws permit California banking organizations to acquire banking organizations in that state on substantially the same terms and conditions applicable to banking organizations solely within that state). The law took effect in two stages. The first stage allowed acquisitions on a "reciprocal" basis within a region consisting of 11 western states. The second stage, which became effective January 1, 1991, allows interstate acquisitions on a national "reciprocal" basis. California has also adopted similar legislation applicable to savings associations and their holding companies.

COMMUNITY REINVESTMENT ACT AND FAIR LENDING DEVELOPMENTS

  The Banks are subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and CRA activities. Under the CRA, regulated financial institutions are required to help meet the credit needs of their communities, including those of low and moderate income individuals. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. The OCC conducted a consumer compliance and CRA examination of Frontier as of December 31, 1994. As a result of the examination, the OCC concluded that Frontier is in satisfactory compliance with consumer protection laws and regulations; however, the OCC indicated that Frontier's performance under the CRA needs improvement. A "needs to improve" rating may result in the denial of regulatory applications by Frontier and the Company, although no such applications are currently pending. Management of the Company and Frontier have taken action to address the OCC's findings, including commissioning a consultant to help Frontier develop its marketing strategy in its delineated communities and developing a CRA action plan to improve Frontier's CRA performance.

  On May 3, 1995, the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending, service and investment performance, rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements.

  On March 8, 1994, the federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.

POTENTIAL AND EXISTING ENFORCEMENT ACTIONS

  Commercial banking organizations, such as the Banks, and their institution-affiliated parties, which include the Company, are subject to potential enforcement actions by the Federal Reserve Board, the FDIC and the OCC for any unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency.

Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of the Banks), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the imposition of restrictions and sanctions under the prompt corrective action provisions of the FDIC Improvement Act. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

  Following supervisory examinations of Ventura conducted as of June 30, 1992 and Frontier as of July 30, 1992, Ventura entered into a Formal Agreement with the OCC on March 19, 1993 and Frontier entered into a Consent Order with the OCC on March 29, 1993. The Consent Order replaced the 1992 MOU previously entered into between the OCC and Frontier. The significant common requirements of the Formal Agreement and the Consent Order for Ventura and Frontier include conducting a program to evaluate and improve board supervision and management, developing a program designed to improve the lending staff and loan administration, obtaining current credit information on any loans lacking such information, reviewing and revising loan policies, establishing an independent loan review program including periodic reports to the Board, developing and implementing a program to collect or strengthen criticized assets, reviewing and maintaining an adequate loan loss reserve, developing a new long range strategic plan and annual budget, developing a three-year capital plan, developing and revising liquidity and funds management policy, correcting violations of law cited by the OCC and obtaining approval from the OCC to declare or pay a dividend.

  The Consent Order requires that Frontier maintain as of May 31, 1993 and beyond a Tier 1 risk based capital ratio of 9.50% and a leverage capital ratio of 7.00%. At December 31, 1994, Frontier's Tier 1 risk based capital ratio was 12.29% and its leverage capital ratio was 8.32%. The Consent Order also requires Frontier to retain a new president and to continue to develop a program of asset diversification.

  Based upon an examination of Ventura conducted as of July 31, 1993, the Formal Agreement was amended on February 3, 1994 to require Ventura to achieve a Tier 1 risk based capital ratio of 12.00% and a leverage ratio of 7.00% by September 30, 1994. As of September 30, 1994, Ventura's Tier 1 risk based capital ratio was 9.44% and its leverage ratio was 6.88%, which did not meet the higher leverage and Tier 1 Capital ratios required by the Formal Agreement. As of December 31, 1994, approximately $1.4 million additional capital was necessary for Ventura to meet the capital requirements of the Formal Agreement. As required by the Formal Agreement on October 18, 1994, Ventura submitted to the OCC its plan for restoring capital and the OCC did not object to implementation of the plan as proposed. In addition, Ventura applied for and received an extension of the date by which such ratios are required to be achieved to June 30, 1995, provided that the subscription period for this Offering is no longer than six weeks. This Offering is being undertaken in part to ensure that Ventura meets all applicable capital requirements. However, there can be no guarantee that after the Offering, Ventura or Frontier will be continue to be in compliance with all of their regulatory requirements.

  The amendment to the Formal Agreement also requires Ventura to seek Reimbursement of Interest relating to interest paid on a deposit account at Ventura. The deposit account held funds generated by Parent through the sales of commercial paper to Ventura customers. Ventura categorized this account as a savings account, and as such paid interest on such account. However, the OCC concluded that the account should have been categorized as a demand deposit account, on which the payment of interest is not permitted. As a result, the OCC has required Ventura to seek Reimbursement of Interest. Furthermore, Parent has been required by the Reserve Bank to cease all such commercial paper sales, which Parent did in December 1993.

  Parent entered into the MOU with the Reserve Bank on March 19, 1994. The significant requirements of the MOU include submitting a program to improve the financial condition of the Banks, evaluate and improve board supervision and management, exit the commercial paper market, comply with Federal Reserve Board policy regarding management or service fees assessed by the Company and paid by the Banks and implement steps to improve the effectiveness of the audit and credit review functions. The MOU further restricts the Company from declaring or paying a dividend, incurring any debt, adding or replacing a director or senior executive or repurchasing Company stock without notice to and nondisapproval of the Reserve Bank. The MOU also requires the Company's Board of Directors to establish a committee to monitor compliance with the MOU and ensure that quarterly written progress reports detailing the form and manner of all actions taken to attain compliance with the MOU are submitted.

  Parent intends to use the proceeds of this Offering to reimburse interest to Ventura. The Reimbursement of Interest will also result in an increase in the capital levels of Ventura. The OCC recently completed a regularly scheduled examination of Ventura and, based upon this examination, indicated in that Ventura was in full or partial compliance with the other requirements of the amended Formal Agreement. Frontier and Parent are in full or partial compliance with or in the process of complying with all of the other items required under the Consent Order and MOU, respectively. Notwithstanding the foregoing, however, Parent, Ventura and Frontier continue their efforts to implement the policies developed to meet the requirements of the MOU, Formal Agreement and Consent Order.

           SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Management of the Company knows of no person, other than Mr. Raymond E. Swift, a director of the Company and the Company's ESOP, who owns, beneficially or of record, either individually or together with associates, 5% or more of the outstanding shares of the Company's Common Stock. Mr. Swift's business address is 400 South B Street, Oxnard, CA 93030. The address of the ESOP is in care of the Company, 500 Esplanade Drive, Oxnard, California 93030. The following table sets forth, as of December 31, 1994, the number and percentage of shares of the Company's outstanding Common Stock beneficially owned, directly or indirectly, by each of the Company's directors and executive officers, principal shareholders and by the directors and officers of the Company as a group. In general, beneficial ownership includes shares over which the director, principal shareholder or officer has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of December 31, 1994.

                                                  AMOUNT AND NATURE OF PERCENT
   BENEFICIAL OWNER                               BENEFICIAL OWNERSHIP OF CLASS
   ----------------                               -------------------- --------
   DIRECTORS AND MANAGEMENT:
    Michael Antin................................        77,211(1)       1.21%
    Ralph R. Bennett.............................        85,592(2)       1.34%
    Richard S. Cupp..............................        25,578(3)          *
    James M. Davis...............................        17,394(4)          *
    Bart M. Hackley, Jr..........................        18,484(5)          *
    W. E. Hartman................................       205,104(6)       3.21%
    James B. Hussey..............................       122,852(7)       1.92%
    Richard A. Lagomarsino(8)....................       100,007(9)       1.56%
    Zella A. Rushing.............................         6,993(10)         *
    Raymond E. Swift.............................       327,793(11)      5.12%
    Nancy Jackson................................         5,898(12)         *
    Francis J. Kahawai...........................            --             *
    Kathleen L. Kellogg..........................            --             *
    Simone Lagomarsino(8)........................            --             *
    Carl W. Raggio...............................            --             *
    Carol Ward...................................            --             *
    Total for Directors and Officers (numbering
     16).........................................       992,506(13)     15.52%
    Trustee of the 401(k)/ESOP...................       415,854(14)      6.34%

- --------
*  Less than 1%

(1) Mr. Antin has sole voting and investment powers as to 72,839 shares. The number of shares includes 4,372 shares acquirable by the exercise of stock options.

(2) Mr. Bennett has sole voting and investment power as to 5,693 shares and shared voting and investment power as to 77,649 shares. The number of shares includes 2,250 shares acquirable by the exercise of stock options.

(3) Mr. Cupp has sole voting and investment power as to 3,016 shares. The number of shares includes 22,562 shares acquirable by the exercise of stock options. Mr. Cupp's option agreement contains antidilution provisions pursuant to which the number of shares of Common Stock that are issuable upon the exercise of such option would be increased as a result of the issuance of additional shares in this Offering.

(4) Mr. Davis has sole voting and investment power as to 13,022 shares. The number of shares includes 4,372 shares acquirable by the exercise of stock options.

(5) Mr. Hackley has sole voting and investment powers as to 11,423 shares and shared voting and investment power as to 3,484 shares. The number of shares includes 3,577 shares acquirable by the exercise of stock options.

(6) Mr. Hartman has sole voting and investment powers as to 50,314 shares and shared voting and investment powers as to 148,430 shares. The number of shares includes 6,360 shares acquirable by the exercise of stock options.

(7) Mr. Hussey has sole voting and investment power as to 62,046 shares and shared voting and investment power as to 56,434 shares. The number of shares includes 4,372 shares acquirable by the exercise of stock options.

(8) Mr. Lagomarsino and Ms. Lagomarsino are not related.

(9) Mr. Lagomarsino has shared voting and investment power as to 93,647 shares. The number of shares includes 6,360 shares acquirable by the exercise of stock options.

(10) Ms. Rushing has sole voting and investment power as to 4,873 shares. The number of shares includes 2,120 shares acquirable by the exercise of stock options.

(11) Mr. Swift has sole voting and investment power as to 315,825 shares and shared voting and investment power as to 4,412 shares. The number of shares includes 6,360 shares acquirable by the exercise of stock options.

(12) Ms. Jackson has shared voting and investment power as to 622 shares. The number of shares includes 5,276 shares allocated to Ms. Jackson's account under 401(k)/ESOP.

(13) Includes 62,046 shares acquirable by the exercise of stock options.

(14) Under the terms of the 401(k)/ESOP, shares of the Common Stock of the Company are held in trust by the trustee under the ESOP Trust ("Trustee"), for the exclusive benefit of the participants. At December 31, 1994, the Trustee held 185,840 shares of Common Stock in a suspense account as collateral for a loan to the Trustee (the "ESOP Loan"), the proceeds of which were used to fund part of the purchase of shares of Common Stock for the ESOP, and 230,014 shares of Common Stock have been allocated to the accounts of the participants or for which shares were purchased pursuant to the investment instructions of participants in the 401(k) portion of the ESOP.

BOARD OF DIRECTORS

  The following table sets forth as of January 1, 1995, the names of and certain information concerning the Company's board of directors.

                                   YEAR FIRST
                                   APPOINTED         PRINCIPAL OCCUPATION
        NAME AND TITLE         AGE  DIRECTOR      DURING THE PAST FIVE YEARS
        --------------         --- ----------     --------------------------
 Michael Antin                 56     1986    Attorney, with the law firm of
  Director                                    Antin & Taylor, a law corporation
 Ralph R. Bennett              66     1992    Insurance broker and Vice
  Director                                    President with Andreini and Co
 Richard S. Cupp               54     1993    President/CEO of the Company;
  President/Chief Executive                   President/CEO of Ventura County
  Officer and Director                        National Bank; Director, Frontier
                                              Bank, N.A.; all since July, 1993;
                                              independent bank consultant.
                                              Executive Vice President at
                                              CalFed, Inc. 1983-1991
 James M. Davis                56     1986    Certified Public Accountant and
  Director                                    50% owner of accountancy firm of
                                              Davis and LeGate
 Bart M. Hackley, Jr.          50     1987    Certified Public Accountant and
  Director                                    partner in the accountancy firm
                                              of Hackley and Ormsby, CPA's
 W. E. Hartman                 61     1984    President of Taft Electric Co.,
  Director                                    (electrical contractors)
 James B. Hussey               58     1986    Owner, Jim Hussey Insurance
  Chairman
 Richard A. Lagomarsino        63     1984    President, Lagomarsino's (beer
  Director                                    and wine distributor)
 Zella A. Rushing              54     1993    Retired. Previously Chairman of
  Director                                    the Board, H & H Oil Tool Co.,
                                              Inc., oil tool maintenance
                                              company Previously a director
                                              from 1984 to 1992
 Raymond E. Swift              64     1989    Self-employed; Owner, Swift
  Director                                    Ranch; President, Swift Financial
                                              Corp., (investments); President,
                                              Swiftwood Corp., (real estate
                                              investments)

- --------
(1) Ms. Rushing was appointed to fill the director position that was vacant after the resignation of W. E. McAleer in 1993.

  None of the directors were selected pursuant to any arrangement or understanding other than with the directors and officers of the Company acting within their capacities as such. There are no family relationships between any of the directors and executive officers of the Company. None of the directors or officers of the Company serve as directors of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940.

EXECUTIVE OFFICERS

  The following table sets forth information concerning executive officers of the Company and certain executive officers of Ventura and Frontier.

                                      POSITION AND PRINCIPAL OCCUPATION
        NAME         AGE                    FOR THE PAST 5 YEARS
        ----         ---              ---------------------------------
 Richard S. Cupp      54 President and CEO of the Company and President and CEO of
                         Ventura since July, 1993. Mr. Cupp was an Independent Bank
                         Consultant from 1992 to 1993. Mr. Cupp was formerly an
                         Executive Vice President at CalFed, Inc. from 1983 to
                         1991.
 Nancy Jackson        54 Senior Vice President/Administration and Investor
                         Relations of the Company. Ms. Jackson is also Corporate
                         Secretary of the Company and has been with Ventura since
                         1982 and with the Company since September, 1984.
 Francis J. Kahawai   53 Chief Credit Officer of Frontier. Prior to joining
                         Frontier, Mr. Kahawai had been Senior Vice President/Chief
                         Credit Officer of One Central Bank since 1989.
 Kathleen L. Kellogg  41 President and CEO of Frontier since November 1994. Ms.
                         Kellogg was formerly Senior Vice President and Division
                         Manager--Commercial and Business Lending of California
                         Federal Bank from 1989 to March 1994.
 Simone Lagomarsino   33 Senior Vice President/Chief Financial Officer of the
                         Company since March 1995. Prior to joining the Company,
                         Ms. Lagomarsino was a financial consultant for Prudential
                         Securities from September 1993 to March 1995; an
                         independent bank consultant from April 1993 to September
                         1993; Chief Executive Officer of Premier Bank from April
                         1991 to April 1993; Chief Financial Officer of Premier
                         Bank from December 1990 to April 1991; Senior Vice
                         President-Budgets and Financial Planning of City National
                         Bank from June 1990 to December 1990; and Chief Financial
                         Officer of Warner Center Bank from April 1988 to June 1990 when it was merged into City National Bank.
 Carl W. Raggio       42 Executive Vice President/Chief Credit Officer with Ventura since September 1994. Mr. Raggio was Executive Vice
                         President, Chief Operating Officer and Director of CUB
                         Funding Corporation from July 1993 to June 1994. Prior to
                         that, Mr. Raggio was Executive Vice President and Chief
                         Credit Officer of California United Bank, N.A. from
                         October 1990 to July 1993, Senior Vice President and
                         Assistant Manager, Commercial Banking of Mercantile
                         National Bank from March 1990 to October 1990 and Regional
                         Vice President of Bank of the West, Banque Nationale de
                         Paris from December 1986 to March 1990.
 Carol Ward           40 Chief Operating Officer of Parent and Ventura. Senior Vice
                         President/General Auditor from November, 1993 to December
                         1994. Ms. Ward was formerly Sr. Vice President/General
                         Auditor at Community Bank from 1990 to 1993 and Vice
                         President/General Auditor at National Bank of Long Beach
                         from 1988 to 1990.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's Articles of Incorporation, as amended, authorize the issuance of 20,000,000 shares of no par value Common Stock. As of the date of this
Prospectus, there were           shares of the Common Stock issued and
outstanding.

  Holders of Common Stock are entitled to cast one vote for each share held of record and to cumulate votes for the election of directors, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up of the Company. Shareholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to conversion or redemption. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued in the Offering, will be, upon delivery and payment therefor in accordance with the terms of the Offering, fully paid and nonassessable.

  First Interstate Bank of California, Los Angeles, California is the transfer agent and registrar for the Common Stock.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for the Company by Manatt, Phelps & Phillips, a partnership including professional corporations, Los Angeles, California. Thacher Proffitt & Wood, New York, New York, is acting as counsel for Sandler O'Neill in connection with certain legal matters related to the securities offered hereby.

                                    EXPERTS

  The financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to noncompliance with regulatory capital requirements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
AUDITED FINANCIAL STATEMENTS
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and December 31, 1993.  F-3
Consolidated Statements of Operations for the Years ended December 31,
 1994, 1993 and 1992......................................................  F-4
Consolidated Statements of Changes in Shareholders' Equity for the Years
 ended December 31, 1994, 1993 and 1992...................................  F-5
Consolidated Statements of Cash Flows for the Years ended December 31,
 1994, 1993 and 1992......................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ventura County National Bancorp:

  We have audited the accompanying consolidated balance sheets of Ventura County National Bancorp and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ventura County National Bancorp and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 18 to the consolidated financial statements, Frontier Bank N.A. and Ventura County National Bank (VCNB) have entered into agreements with the Office of the Comptroller of the Currency (OCC). The agreement between VCNB and the OCC, as amended, requires VCNB to meet prescribed capital requirements by no later than June 30, 1995. Currently, VCNB has not achieved such capital requirements. Failure on the part of VCNB to meet the terms of the agreement may subject VCNB to significant regulatory sanctions. The financial statement impact, if any, that might result from the failure of VCNB to comply with the agreement and, ultimately, the capital requirements prescribed by the OCC cannot presently be determined. Accordingly, no adjustments that may result from the ultimate resolution of this uncertainty have been made in the accompanying financial statements.

Deloitte & Touche LLP
February 17, 1995
Los Angeles, California

                        VENTURA COUNTY NATIONAL BANCORP

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                            ------------------
                          ASSETS                              1994      1993
                          ------                            --------  --------
                                                            (IN THOUSANDS OF
                                                                DOLLARS)
Cash and cash equivalents.................................. $ 11,442  $ 15,943
Federal funds sold.........................................   27,000    18,000
Interest-bearing deposits with other financial
 institutions..............................................      694     2,180
Securities available-for-sale, at market (cost of $32,604
 and $40,897, respectively)................................   31,859    40,775
Securities held-to-maturity, at cost (market value of
 $17,963 in 1994)..........................................   18,775       --
Loans and leases, net of unearned income...................  167,934   267,514
Less loan loss reserve.....................................    8,261    14,313
  Net Loans and Leases.....................................  159,673   253,201
Premises and equipment, net................................    1,917     1,687
Other assets...............................................    6,395     8,743
                                                            --------  --------
  Total Assets............................................. $257,755  $340,529

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------

Deposits:
  Non-interest-bearing demand.............................. $ 67,177  $ 99,502
  Interest-bearing demand and savings......................   80,646   101,224
  Time.....................................................   88,519   117,563
                                                            --------  --------
  Total Deposits...........................................  236,342   318,289
Notes payable..............................................      125       125
Other liabilities..........................................    2,236     1,745
                                                            --------  --------
  Total Liabilities........................................  238,703   320,159
Commitments and Contingencies:
Shareholders' Equity:
  Contributed Capital, including common stock of no par
   value. Authorized 20,000,000 shares; issued 6,333,835 in
   1994 and in 1993........................................   30,949    30,949
  Unrealized loss on securities............................   (1,178)     (122)
  Retained deficit.........................................  (10,719)  (10,457)
                                                            --------  --------
  Total Shareholders' Equity...............................   19,052    20,370
                                                            --------  --------
  Total Liabilities and Shareholders' Equity............... $257,755  $340,529
                                                            ========  ========

                See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                     --------------------------
                                                      1994      1993     1992
                                                     -------  --------  -------
                                                     (IN THOUSANDS OF DOLLARS
                                                         EXCEPT PER SHARE
                                                             AMOUNTS)
Interest Income
  Loans and leases.................................. $18,740  $ 23,190  $26,892
  Deposits with financial institutions..............      67       263      256
  Investment securities.............................   2,169     1,916    1,178
  Federal funds sold................................   1,160       542      625
                                                     -------  --------  -------
    Total Interest Income...........................  22,136    25,911   28,951
                                                     =======  ========  =======
Interest Expense
  Deposits..........................................   6,253     8,372   10,336
  Other borrowings..................................      15       627    1,029
                                                     -------  --------  -------
    Total Interest Expense..........................   6,268     8,999   11,365
                                                     -------  --------  -------
  Net Interest Income...............................  15,868    16,912   17,586
  Provision for loan losses.........................   3,825    16,213    3,404
                                                     -------  --------  -------
    Net Interest Income After Provision for Loan
     Losses.........................................  12,043       699   14,182
                                                     =======  ========  =======
Other Income
  Service charges on deposit accounts...............   1,217     1,521    1,359
  Loan fees.........................................     470     1,192    1,563
  Miscellaneous fees................................     354       590      631
  Gain on sale of loan servicing rights.............   1,443       --        46
  Gain on sale of SBA loans.........................     305       386      875
  Other.............................................     275     1,131    1,038
                                                     -------  --------  -------
    Total Other Income..............................   4,064     4,820    5,512
                                                     =======  ========  =======
Other Expense
  Salaries and employee benefits....................   6,423     7,082    6,797
  Net occupancy.....................................   2,087     2,578    2,809
  Equipment.........................................     830     1,241    1,102
  Professional services.............................   1,928     1,878    1,391
  Other.............................................   4,816     8,060    6,339
                                                     -------  --------  -------
    Total Other Expense.............................  16,084    20,839   18,438
                                                     =======  ========  =======
  Income (Loss) Before Income Taxes.................      23   (15,320)   1,256
  Income Taxes......................................     285    (3,233)     571
                                                     -------  --------  -------
  Net Income (Loss)................................. $  (262) $(12,087) $   685
                                                     =======  ========  =======
Per share:
  Net Income (Loss).................................    (.04) $  (2.15) $   .12
                                                     =======  ========  =======


                See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                             RETAINED
                            SHARES    CONTRIBUTED  LOSS ON   EARNINGS
                          OUTSTANDING   CAPITAL   SECURITIES (DEFICIT)   TOTAL
                          ----------- ----------- ---------- ---------  --------
                          (IN THOUSANDS OF DOLLARS EXCEPT FOR SHARES OF STOCK)
Balance at January 1,
 1992...................   5,282,301    $26,941    $   (53)  $  2,291   $ 29,179
  Net Income--1992......         --         --         --         685        685
                           ---------    -------    -------   --------   --------
Increase in unrealized
 loss on securities.....         --         --         (73)       --         (73)
Decrease in unearned
 compensation related to
 ESOP...................         --         572        --         --         572
Stock options exercised.      15,263         25        --         --          25
Stock Dividend..........     316,691      1,346        --      (1,346)       --
                           ---------    -------    -------   --------   --------
Balance at December 31,
 1992...................   5,614,255    $28,884    $  (126)  $  1,630   $ 30,388
  Net Loss--1993........         --         --         --     (12,087)   (12,087)
Decrease in unrealized
 loss on securities.....         --         --           4        --           4
Decrease in unearned
 compensation related to
 ESOP...................         --         635        --         --         635
Sale of common stock....     719,580      1,430        --         --       1,430
                           ---------    -------    -------   --------   --------
Balance at December 31,
 1993...................   6,333,835    $30,949    $  (122)  $(10,457)  $ 20,370
  Net Loss--1994........         --         --         --        (262)      (262)
Increase in unrealized
 loss on securities.....         --         --      (1,056)       --      (1,056)
Balance at December 31,
 1994...................   6,333,835    $30,949    $(1,178)  $(10,719)  $ 19,052
                           =========    =======    =======   ========   ========



                See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                   ----------------------------
                                                     1994      1993      1992
                                                   --------  --------  --------
                                                   (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)................................  $   (262) $(12,087) $    685
Adjustments to reconcile net income (loss) to
 cash flows (applied to) provided by operating
 activities:
 Depreciation and amortization...................       739     2,446     1,692
 Provision for loan losses.......................     3,825    16,213     3,404
 Change in deferred loan fees....................      (250)     (271)      122
 Accretion of investment discount, net of
  amortization of investment premium.............        39       322       (36)
 Loss on sale of investment securities available
  for sale.......................................       195       --        --
 Gain on sale of investment securities...........       --        (56)      --
 Gain on sale of loan servicing rights...........    (1,443)      --        (46)
 Gain on sale of merchant card portfolio.........      (174)      --        --
 Gain on sale of SBA loans.......................      (305)     (386)     (875)
 Gain on sale of fixed assets....................        (9)      (11)      (26)
 (Gain)/loss on sale of REO......................      (511)       (1)      346
 REO write-downs.................................       959     1,408       --
 Provision for deferred income taxes.............    (1,200)   (1,133)     (261)
 Change in other assets..........................    (2,465)   (1,515)   (1,937)
 Change in other liabilities.....................       491      (427)    1,142
 Decrease in deferred compensation related to
  ESOP...........................................       --        635       572
                                                   --------  --------  --------
 Net Cash (Applied To) Provided By Operating
  Activities.....................................      (371)    5,137     4,782
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of investment securities.....       --     44,930       --
Proceeds from sales of investment securities
 available-for-sale..............................     8,732       --        --
Proceeds from maturities of investment
 securities......................................       --     31,834    12,913
Proceeds from maturities of investment securities
 held-to-maturity................................     3,466       --        --
Proceeds from maturities of investment securities
 available-for-sale..............................     2,625       --        --
Purchase of investment securities................       --    (84,633)  (32,528)
Purchase of investment securities held-to-
 maturity........................................    (3,194)      --        --
Purchase of investment securities available-for-
 sale............................................   (22,778)      --        --
Purchase of premises and equipment...............      (996)     (373)     (483)
Proceeds from sale of premises and equipment.....        36       366        56
Payoff of senior obligations on REO..............       --        --     (1,377)
Proceeds from sale of REO properties.............     5,345       833     1,130
Net change in loans..............................    80,589    39,376   (15,207)
Proceeds from the sale of SBA loans..............       513       605     1,131
Proceeds from the sale of non-performing loans...     9,056       --        --
Change in Federal funds sold.....................    (9,000)  (18,000)   10,800
Change in deposits with other financial
 institutions....................................     1,486     4,955    (5,053)
Proceeds from sale of loan servicing rights......     1,763       --         46
Proceeds from sale of merchant card portfolio....       174       --        --
                                                   --------  --------  --------
 Net Cash Provided By (Applied To) Investing
  Activities.....................................    77,817    19,893   (28,572)
CASH FLOWS FROM FINANCING ACTIVITIES
Change in demand and savings deposits............   (52,903)   (6,070)   18,781
Change in time deposits..........................   (29,044)  (24,228)    5,320
Change in short-term borrowings..................       --    (16,860)    9,842
Issuance of common stock.........................       --      1,430        25
Repayment of note payable........................       --     (2,188)     (572)
Issuance of notes payable........................       --        125       --
 Net Cash (Applied To) Provided By Financing
  Activities.....................................   (81,947)  (47,791)   33,396
 Net (Decrease) Increase In Cash and Cash
  Equivalents....................................    (4,501)  (22,761)    9,606
Cash and Cash Equivalents at Beginning of Year...    15,943    38,704    29,098
                                                   --------  --------  --------
Cash and Cash Equivalents at End of Year.........  $ 11,442  $ 15,943  $ 38,704
                                                   ========  ========  ========

                See notes to consolidated financial statements.

                        VENTURA COUNTY NATIONAL BANCORP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

  Ventura County National Bank, a national banking organization (VCNB), was organized on February 17, 1982 and commenced business on October 25, 1982. Ventura County National Bancorp (separately "Ventura," and with its subsidiaries on a consolidated basis, the "Company") was organized and incorporated on February 22, 1984 for the purpose of becoming a bank holding company by acquiring all of the outstanding common stock of VCNB. Accordingly, on September 12, 1984, all of the Shareholders of VCNB exchanged their common stock for an equal number of shares of the Company's common stock.

  During 1989, the Company acquired all of the outstanding shares of Frontier Group, Incorporated, the parent holding company of Frontier Bank, N. A., in exchange for cash. The acquisition was accounted for as a purchase.

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

  VCNB conducts its banking operations through four branch offices located in Ventura County, California, approximately 60 miles northwest of downtown Los Angeles. VCNB's four branch offices are positioned in Ventura, Camarillo, Oxnard, and Westlake Village. Frontier is based in La Palma in northwestern Orange County and has a branch office in Wilmington in southern Los Angeles County. Ventura's headquarters are located in Oxnard, California.

NOTE 2. ACCOUNTING POLICIES

  The Company and its subsidiaries follow generally accepted accounting principles and reporting practices applicable to the banking industry, the most significant of which are summarized below:

 Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

 Investment Securities

  In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of the new standard in its financial statements as of December 31, 1993. SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: 1) debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost; 2) debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

                        VENTURA COUNTY NATIONAL BANCORP

  Consistent with the provisions of No. SFAS 115, the Company classified its investment securities as available for sale upon adoption at December 31, 1993, and recorded an unrealized loss of $122,000, net of tax effect. No portion of such unrealized losses was previously recognized in operating results prior to the adoption of SFAS No. 115. Prior to the adoption of SFAS No. 115, all investment securities were stated at cost, with the exception of investments in mutual funds, which were deemed equity investments, with adjustments to lower of cost or market being recorded as a component of equity. During 1994, the Company purchased securities which were classified as either available for sale or held to maturity categories at the time of purchase, based on management's intent and ability to hold certain securities to maturity. Previously recorded unrealized losses of $433,000 on securities transferred from held to maturity to available for sale during 1994 are being amortized over the securities' remaining lives. Ventura had no trading securities at December 31, 1993 or 1994. Mortgage-backed securities consist entirely of Federal Home Loan Mortgage Corporation (FHLMC) backed securities; there are no stuctured notes, CMOs, or other derivative products in the investment portfolio.

  Accreted discounts and amortized premiums on investment securities are included in interest income, and unrealized and realized gains or losses relating to holding or selling securities are calculated using the specific identification method.

 Interest and Fees on Loans

  Interest on loans is accrued and credited to operations based on the principal amount outstanding, except that accruals are normally discontinued whenever payment of principal or interest is in doubt. When a loan is classified as non-accrual, all previously accrued interest is reversed. Loan origination fees and initial direct costs of loan origination are deferred and amortized over the life of the loan as an adjustment of yield throughout the life of the related loan. Such fees and costs related to loans held for sale are deferred and recognized in income as a component of gain on sale of loans when the related loans are sold.

 Gains on Sale of SBA Loans and Servicing Income

  Gains on sale of the guaranteed portion of SBA Loans are recognized to the extent sales proceeds less amounts necessary to provide required yield enhancement to the Company for retaining the unguaranteed portion of the loan exceed the carrying value of the guaranteed portion sold. Gains are determined using the specific identification method for loans sold and are deferred for 90 days (the recourse period), at which time they are recorded as Other Income.

  The Company sells SBA loans with servicing retained. At the time of the sale, an evaluation is made of the contractual servicing fee which is represented by the differential between the contractual interest rate of the loan and the interest rate payable to the investor. The present value of the amount by which the contractual servicing fee exceeds a nornal servicing fee, or the Company's cost of servicing such loans plus a normal profit, whichever is greater, after evaluation of estimated prepayments on such loans, is considered to be an adjustment of the sales proceeds, which in turn increases the gain recognized at the time of the sale. Such gains are only recognized to the extent they do not exceed the amount deferred as yield enhancement on the unguaranteed portion of the SBA loan sold. The resultant amount of deferred loan sales proceeds is amortized using a method which approximates a level yield over the estimated remaining lives of such loans. The contractual servicing fee is recognized as income over the lives of the related loans, net of the estimated normal amortization of the deferred loan sales proceeds. Loan servicing costs are charged to expense as incurred. When actual loan repayment experience differs from original estimates, amortization is adjusted accordingly through operations.

                        VENTURA COUNTY NATIONAL BANCORP

 Loan Loss Reserve

  The loan loss reserve is maintained at a level believed adequate by management to absorb potential losses on the loan and lease portfolios. Management's determination of that adequacy is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, composition of the portfolio and other relevant factors. In addition, regulatory authorities have recently required many California financial institutions to substantially increase their loan loss reserve in recognition of the inherent risk in the existing economic environment. Management also considers this factor in calculating the loan loss reserve. Although management believes the level of the loan loss reserve as of December 31, 1994 is adequate to absorb losses inherent in the loan portfolio, additional declines in the local economy may result in increasing losses that cannot be reasonably predicted at this time. The reserve is increased by provisions for loan losses charged against income. Loans and leases are charged against the loan loss reserve when management determines that collectibility of the principal is unlikely. Recoveries on loans previously charged off are credited to the reserve.

  In May, 1993, the Financial Accounting Standards Board issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan. SFAS No. 114 prescribes the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. SFAS No. 114 states that a loan is impaired when it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contracted terms of the loan agreement.

  A creditor is required to measure impairment by discounting expected future cash flows at the loan's effective interest rate, or by reference to an observable market price, or by fair value of collateral, if collateral dependent . SFAS No. 114 also clarifies the existing accounting for in-substance foreclosures by stating that a collateral-dependent real estate loan would be reported as real estate owned only if the lender had taken possession of collateral. SFAS No. 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. Although earlier application is encouraged, it is not required. The Company will adopt SFAS No. 114 on January 1, 1995. The Company's preliminary study of loan impairment under SFAS 114 revealed that the impact upon adoption is not anticipated to be material to the financial statements.

  SFAS No. 118 amended SFAS No. 114, to allow a creditor to use existing methods for recognizing interest income on an impaired loan. It eliminated the provisions in SFAS No. 114 which described how a creditor should report income on an impaired loan. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 118 is effective concurrent with the effective date of SFAS No. 114, for financial statements issued for fiscal years beginning after December 15, 1994.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation. The provisions for depreciation are generally computed on a straight-line basis, based upon the term of the lease or the estimated useful life of the related asset. Leasehold improvements are amortized over an average life of approximately eleven years, or the lease term, whichever is shorter. Furniture, fixtures and equipment are amortized over an average life of 5 years.

 Real Estate Owned

  Real estate acquired through foreclosure or deed-in-lieu-of foreclosure, is carried at cost or fair value less estimated costs to sell, whichever is lower. At the time of acquisition, any excess of cost over fair value is charged to the loan loss reserve. Gains and losses realized on sale are included in other income or expense, respectively, in the consolidated statements of operations.

                        VENTURA COUNTY NATIONAL BANCORP

 Income Taxes

  The financial statements reflect the adoption in 1992 of the liability method of accounting as prescribed by Statement of Financial Accounting Standards
(SFAS) No. 109, which superseded SFAS No. 96. The effect on the financial statements of adopting SFAS No. 109 was not material.

 Income (Loss) Per Share

  Income (Loss) per share data is computed using the weighted-average number of shares of common stock and common stock equivalents outstanding. Stock options and warrants are considered to be common stock equivalents, except when their effect is antidilutive. Shares of Common Stock held by the Trustee of the Employee Stock Ownership Plan, in suspense as collateral for a loan, are not accounted for as common stock equivalents until such time as they are released to participants. The weighted-average number of shares outstanding has been retroactively adjusted for stock dividends and stock splits. The weighted-average number of shares used to compute income per share were 6,333,835, 5,635,941 and 5,610,792 in 1994, 1993 and 1992, respectively.

 Servicing Rights

  For the years ended December 31, 1992 and 1993, and for the first half of 1994, the cost of acquired loan servicing rights was capitalized and amortized over the estimated remaining term of the underlying loan portfolio. During May, 1994, the Company sold its mortgage loan servicing department and the related capitalized loan servicing rights.

 Reclassifications

  Certain reclassifications have been made to 1993 and 1992 amounts to conform to 1994 presentation.

NOTE 3. STATEMENT OF CASH FLOWS

  For the years ended December 31, 1994, 1993 and 1992, the Company paid approximately $6,276,000, $9,124,000 and $11,445,000 in interest and $nil,
$300,000 and $1,155,000 in income taxes, respectively. The Company acquired $6,197,000,$664,000 and $6,508,000 in real estate owned through foreclosures during the years ended December 31, 1994, 1993 and 1992, respectively. No loans were extended to buyers of Company-owned real estate during the year ended December 31, 1994. Loans of $603,000 were extended to buyers of Company-owned real estate during the year ended December 31, 1993. Securities with an amortized cost totaling $16,263,000, and with a fair value of $15,830,000, at December 31, 1994 were transferred from the available for sale to the held to maturity category during 1994.

NOTE 4. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

  The Company is required to maintain cash reserve balances on transaction accounts and non-personal time deposits with the Federal Reserve Bank. These reserve requirements can be offset by cash balances held at the Company. The average amount of these reserve balances for the year ended December 31, 1994 was $2,475,000.

NOTE 5. INVESTMENT SECURITIES

  As a result of a temporary decline in the market value of securities-available-for-sale, the Company recorded unrealized losses totaling $1,178,000 and $122,000, which are included in shareholders' equity on the consolidated balance sheet at December 31, 1994 and 1993, respectively. Several mortgage-backed securities with a market value of $16,724,000 and an amortized cost of $17,196,000, at the time of transfer, were transferred from the available for sale to the held to maturity. Previously recorded unrealized losses with a balance of $433,000 at December 31, 1994 are included in shareholder's equity and are being amortized over the securities' remaining lives. The decline in the market value of the portfolio reflects the current interest rate environment; such decline is deemed temporary in nature. Accreted discounts and amortized premiums on investment securities are included in interest income. Unrealized and realized gains and losses related to holding or selling securities are calculated using the specific identification method.

                        VENTURA COUNTY NATIONAL BANCORP

  FHLB stock of $1,067,000 at December 31, 1994 is not deemed a marketable equity security, as it is not traded on a registered security exchange, and is carried at cost. Securities held-to-maturity carried at amortized cost of approximately $4,390,000, and with a fair value of $4,264,000, on December 31, 1994 were pledged as required by law.

  The amortized cost basis, gross unrealized holding gains and losses and estimated market values of securities-available-for-sale at December 31, 1994 were as follows:

                         SECURITIES AVAILABLE-FOR-SALE

                                                     GROSS      GROSS
                                                   UNREALIZED UNREALIZED
                                         AMORTIZED  HOLDING    HOLDING   MARKET
      1994                                 COST      GAINS      LOSSES    VALUE
      ----                               --------- ---------- ---------- -------
                                                (IN THOUSANDS OF DOLLARS)
      U.S. Government securities........  $22,935   $   --       $229    $22,706
      Mortgage-backed securities........    8,067       --        516      7,551
      Federal Reserve Bank and
       FHLB Stock.......................    1,602       --        --       1,602
                                          -------   -------      ----    -------
        Total...........................  $32,604   $   --       $745    $31,859
                                          =======   =======      ====    =======

  The amortized cost, gross unrealized gains and losses and estimated market value of securities held-to-maturity at December 31, 1994 are as follows:

                          SECURITIES HELD-TO-MATURITY

                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED MARKET
      1994                                 COST      GAINS      LOSSES    VALUE
      ----                               --------- ---------- ---------- -------
                                                (IN THOUSANDS OF DOLLARS)
      U.S. Government securities........  $ 1,250   $   --       $ 28    $ 1,222
      Mortgage-backed securities........   17,525       --        784     16,741
                                          -------   -------      ----    -------
        Total...........................  $18,775   $   --       $812    $17,963
                                          =======   =======      ====    =======

  Securities available-for-sale as of December 31, 1993 included Federal Reserve Bank stock carried at $588,000, which approximates market. FHLB stock of $1,712,000 at December 31, 1993 is not deemed a marketable equity security, as it is not traded on a registered security exchange, and is carried at cost. Securities available for sale carried at approximately $4,142,000 and with a market value of $4,130,000 at December 31, 1993 were pledged as required by law.

  The amortized cost, gross unrealized holding gains and losses and estimated market values of securities available-for-sale at December 31, 1993 are as follows:

                         SECURITIES AVAILABLE-FOR-SALE

                                                    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED MARKET
      1993                                COST      GAINS      LOSSES    VALUE
      ----                              --------- ---------- ---------- -------
                                               (IN THOUSANDS OF DOLLARS)
      Mortgage-backed securities.......  $38,597     $56        $178    $38,475
      Federal Reserve Bank and FHLB
       Stock...........................    2,300     --          --       2,300
                                         -------     ---        ----    -------
        Total..........................  $40,897     $56        $178    $40,775
                                         =======     ===        ====    =======

                        VENTURA COUNTY NATIONAL BANCORP

  Losses from the sale of available for sale debt securities in 1994 were $195,000. Net gains from the sale of debt and equity securities in 1993 were $56,000. No investment securities were sold during 1992.

  At December 31, 1994, the average life of mortgage-backed securites classified as available-for-sale was approximately 3.5 years, and the average maturity was approximately 10 years. At December 31, 1994, the scheduled maturities of debt securities available for sale were as follows:

                                                                                  AMORTIZED     MARKET
                                                                                     COST        VALUE
                                                                                --------------------------
                                                                                 (IN THOUSANDS OF DOLLARS)
  Within one year                       U.S. Goverment Obligations.............     $14,707      $14,648
  After one year through five years     U.S. Goverment Obligations.............       8,228        8,058
  After five years through ten years    Mortgage-backed Securities.............       8,067        7,551
                                                                                    -------      -------
    Total.....................................................................      $31,002      $30,257
                                                                                    =======      =======

  At December 31, 1994, the scheduled maturities of debt securities held to maturity were as follows:

                                                                                 AMORTIZED     MARKET
                                                                                   COST         VALUE
                                                                               --------------------------
                                                                                (IN THOUSANDS OF DOLLARS)
 After one year through five years     Mortgage-backed Securities.................. $13,696      $12,992
                                       U.S. Goverment Obligations..................   1,250        1,222
 After five years through ten years    Mortgage-backed Securities..................   3,829        3,749
                                                                                    -------      -------
    Total.........................................................................  $18,775      $17,963
                                                                                    =======      =======

NOTE 6. LOANS AND LEASES

  The following is a summary of the loan and lease portfolio on December 31:

                                                                1994     1993
                                                              -------- --------
                                                              (IN THOUSANDS OF
                                                                  DOLLARS)
      Commercial, financial and agricultural................. $138,193 $197,384
      Real estate--Mortgage..................................   11,993   31,202
      Real estate--Construction..............................    7,734   23,559
      Installment............................................    9,897   14,961
      Lease financing........................................      129      447
                                                              -------- --------
        Subtotal.............................................  167,946  267,553
      Less unearned income...................................       12       39
                                                              -------- --------
        Loans and leases, net of unearned income............. $167,934 $267,514
                                                              ======== ========

  Included in the loan portfolio are loans on which the Company has ceased the accrual of interest or renegotiated the terms to provide for a reduction or deferral of interest. At December 31, 1994 and 1993, such loans amounted to approximately $7,614,000 and $19,287,000, respectively. Interest foregone on nonaccrual loans in 1994, 1993 and 1992 totaled $1,609,000, $2,214,000 and
$728,000, respectively.

                        VENTURA COUNTY NATIONAL BANCORP

 Loan Loss Reserve

  Following is a summary of the activity in the loan loss reserve:

                                                        1994     1993     1992
                                                       -------  -------  ------
                                                          (IN THOUSANDS OF
                                                              DOLLARS)
      Balance at beginning of year.................... $14,313  $ 3,854  $2,845
      Provision charged to expense....................   3,825   16,213   3,404
      Loans charged off(1)............................ (10,439)  (6,191) (2,543)
      Recoveries on loans previously charged off......     562      437     148
      Balance at end of year.......................... $ 8,261  $14,313  $3,854

- --------
(1) $5.0 million of total Charge-offs for the year ended December 31, 1994 were due to the discounted sale of $14.1 million in non-performing loans.

NOTE 7. PREMISES AND EQUIPMENT

  Following is a summary of the premises and equipment accounts at December 31:

                                                           1994         1993
                                                       ------------ ------------
                                                       (IN THOUSANDS OF DOLLARS)
      Leasehold improvements.........................     $1,962       $1,949
      Furniture, fixtures and equipment..............      4,723        4,214
                                                          ------       ------
                                                           6,684        6,163
                                                          ======       ======
      Less accumulated depreciation and amortization.      4,767        4,476
                                                          ------       ------
      Premises and equipment, net....................     $1,917       $1,687
                                                          ======       ======

  Depreciation and amortization expense related to property and leasehold improvements was $739,000, $948,000 and $1,555,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 8. REAL ESTATE OWNED

  At December 31, 1994 and 1993, other assets include approximately $2,346,000 and $2,229,000, respectively, of real estate owned. Additionally, at December 31, 1994, other assets include approximately $878,000 of other foreclosed personalty.

NOTE 9. TIME CERTIFICATES OF DEPOSIT, OTHER SHORT-TERM BORROWINGS AND INTEREST EXPENSE

  The following summarizes time certificates of deposit outstanding at December 31:

                                                         1994         1993
                                                     ------------ -------------
                                                     (IN THOUSANDS OF DOLLARS)
      Time certificates of deposit under $100,000...   $63,186      $ 74,830
      Time certificates of deposit, $100,000 and
       over.........................................    25,333        42,733
                                                       -------      --------
        Total.......................................   $88,519      $117,563
                                                       =======      ========

  The Company terminated the issuance of commercial paper and retired advances from the Federal Home Loan Bank in December, 1993. During 1994, the Company made immaterial borrowings on its FHLB advance line and repaid them promptly.

                        VENTURA COUNTY NATIONAL BANCORP

  Interest expense relating to deposits and other borrowed funds for each of the three years ended December 31 is as follows:

                                                            1994   1993   1992
                                                           ------ ------ -------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      Time certificates of deposit under $100,000......... $2,638 $3,337 $ 3,839
      Time certificates of deposit, $100,000 and over.....  1,254  2,178   3,144
      Other deposits......................................  2,361  2,857   3,353
      Short-term borrowings...............................      6    515     856
      Note payable........................................      9    112     173
                                                           ------ ------ -------
        Total Interest Expense............................ $6,268 $8,999 $11,365
                                                           ====== ====== =======

NOTE 10. OTHER INCOME AND OTHER EXPENSES

  December 31, 1994, 1993, and 1992 other loan fee income includes net mortgage servicing fees of $317,000, $618,000 and $812,000, respectively, and other loan processing fees and late charges. Miscellaneous fees include credit card fee income and other account servicing fees. The "other" category of other income includes the gain on the sale of the merchant card portfolio of $174,000 in 1994. Other income for 1994, 1993 and 1992, includes net gains related to the sale of mortgage loans of $272,000, $1,076,000 and $994,000 for the years ended December 31, 1994, 1993 and 1992, respectively, in addition to net losses on the sale of securities and fixed assets.

  The following is included in other expenses in the accompanying consolidated statements of operations at December 31:

                                                            1994   1993   1992
                                                           ------ ------ ------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      FDIC assessments.................................... $  878 $  921 $  789
      Office supplies and office expense..................    612    800  1,000
      Real estate owned...................................    641  1,733    479
      Business development and advertising................    364    271    371
      Appraisal fees......................................    309    257     57
      Customer services...................................    286    382    687
      Courier service.....................................    280    255    256
      Amortization of goodwill............................    --   1,266    105
      Amortization of core deposits.......................    --     --     513
      Other...............................................  1,446  2,175  2,082
                                                           ------ ------ ------
        Total Other Expenses.............................. $4,816 $8,060 $6,339
                                                           ====== ====== ======

                        VENTURA COUNTY NATIONAL BANCORP

NOTE 11. INCOME TAXES

  The components of consolidated income tax (benefit) expense, for the three years ended December 31, 1994 are as follows:

                                                          1994    1993    1992
                                                         ------  -------  -----
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
      Current:
        Federal......................................... $ (923) $(2,100) $ 610
        State...........................................      8      --     222
                                                         ------  -------  -----
                                                         $ (915) $(2,100) $ 832
                                                         ======  =======  =====
      Deferred:
        Federal......................................... $1,202  $(1,352) $(193)
        State...........................................     (2)     219    (68)
                                                         ------  -------  -----
                                                          1,200   (1,133)  (261)
                                                         ======  =======  =====
                                                         $  285  $(3,233) $ 571
                                                         ======  =======  =====

  Deferred income taxes for 1994, 1993 and 1992 reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

  Principal items making up the deferred income tax provisions follow.

                                                          1994    1993    1992
                                                         ------  -------  -----
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
      Financial statement income from leases different
       from amounts recognized for tax.................  $   18  $   (93) $(134)
      Depreciation recognized for tax different from
       amount recognized for financial statement
       depreciation....................................      86     (162)   (33)
      Financial statement bad debt deduction different
       than tax bad debt deduction.....................   1,477   (2,488)  (378)
      Financial statement deferred loan fees and costs
       different from amounts recognized for tax.......    (293)      79    135
      Prepaid expense recognized for tax different from
       amounts recognized for financial statement
       purposes........................................     (34)     --     293
      Financial statement other real estate owned
       deduction different from tax other real estate
       owned deduction.................................      78     (629)   --
      State income tax benefit recognized for tax
       different from amounts recognized for financial
       statement purposes..............................    (413)    (416)   --
      Other items, net.................................     261      (52)  (144)
      Less: net deferred tax valuation allowance.......      20    2,628    --
                                                         ------  -------  -----
                                                         $1,200  $(1,133) $(261)
                                                         ======  =======  =====

                        VENTURA COUNTY NATIONAL BANCORP

  The reasons for the difference between income tax benefit and expense and the amount computed by applying the statutory Federal income tax rate to the loss or income before income taxes are as follows:

                                                             1994   1993    1992
                                                             ----  -------  ----
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      35% of pre-tax (loss) income.........................  $  8  $(5,362) $440
      State income taxes, net of Federal Tax benefit.......     4   (1,686)   91
      Goodwill and other...................................    (6)     771    40
      State income tax limitation of net operating loss....   259      416   --
      Provision for deferred tax asset valuation allowance.    20    2,628   --
                                                             ----  -------  ----
                                                             $285  $(3,233) $571
                                                             ====  =======  ====

  Net deferred tax asset and liabilities reflect the cumulative inventory of "temporary differences" resulting from the differences of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations which will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively. As of December 31, 1994 the Company's gross deferred assets, deferred liabilities, and tax asset valuation allowance totaled $3,916,000, $801,000 and $3,115,000, respectively as compared to gross deferred assets, deferred liabilities, and tax asset valuation allowance of $4,978,000, $995,000 and $2,783,000, respectively, as of December 31, 1993.

  At December 31, the principal items making up the net deferred income tax (assets) and liabilities are as follows:

                                                        1994          1993
                                                    ------------  ------------
                                                    (IN THOUSANDS OF DOLLARS)
      Financial statement income from leases dif-
       ferent from amounts recognized for tax.....  $          0  $         (9)
      Depreciation recognized for tax different
       from amount recognized for financial state-
       ment depreciation..........................           434           164
      Financial statement bad debt deduction dif-
       ferent than tax bad debt deduction.........        (2,276)       (3,182)
      Financial statement deferred loan fees and
       costs different from amounts recognized for
       tax........................................           294           652
      Prepaid expense recognized for tax different
       from amounts recognized for financial
       statement purposes.........................            73           179
      Financial statement other real estate owned
       deduction difference from tax other real
       estate owned deduction.....................          (136)         (629)
      Financial statement occupancy expense deduc-
       tion difference from tax occupancy expense
       deduction..................................          (390)         (406)
      State income tax benefit recognized for tax
       different from amounts recognized for fi-
       nancial statement purposes.................          (393)         (416)
      Other items, net............................          (254)         (288)
      Unrealized loss on available for sale secu-
       rities.....................................          (467)          (48)
      Less: net deferred tax valuation allowance..         3,115         2,783
                                                    ------------  ------------
      Net deferred tax asset......................  $          0  $     (1,200)
                                                    ============  ============

  The net deferred tax asset for the year ended December 31, 1993, is included in other assets of the consolidated balance sheets.

                        VENTURA COUNTY NATIONAL BANCORP

NOTE 12. COMMON STOCK AND STOCK OPTIONS

  On February 20, 1992, the Company declared a 6% stock dividend for Shareholders of record on March 9, 1992. The weighted average number of shares outstanding at December 31, 1992 has been restated to reflect the 6% stock dividend in 1992.

  Under a stock option plan approved by the Board of Directors in 1982, options have been granted to key personnel for a term of ten years exerciseable at 25% annually at the fair market value at the date of grant. During 1991, the Company's Board of Directors adopted the Ventura County National Bancorp 1991 Stock Option Plan (1991 Plan). The 1991 Plan provides that incentive stock options be granted to full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years exerciseable at 20% annually at the fair market value at the date of the grant. The 1991 Plan also provides that non-qualified stock options be granted to directors, key full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years, exerciseable at 25% annually at the fair market value at the date of grant.

  Under the 1982 stock option plan, there were 21,813, 46,741 and 49,648 options outstanding at December 31, 1994, 1993 and 1992, respectively. At December 31, 1994, there were 4,362 shares which were exercisable under the 1982 stock option plan at a price of $4.81 per share. During 1991, 46,640 options were granted while no options were granted during 1992, 1993, and 1994. During 1992, 15,263 options were exercised, while no options were exercised during 1994, 1993 or 1991. In 1994, 1993 and 1992 respectively, 24,928, 2,907 and 59,104 options expired.

  Under the 1991 Plan, there were 171,588, 167,418 and 136,730 options outstanding at December 31, 1994, 1993 and 1992, respectively, which are exerciseable at prices ranging from $2.13 to $6.84 per share. During 1994, 1993 and 1992, 25,000, 104,888 and 9,000 options were granted, respectively. At December 31, 1994, 69,955 of these options were exerciseable. Option prices and number of shares under option have been restated for stock dividends and stock splits. A total of 20,830 and 74,200 options were canceled in 1994 and 1993.

  In October 1989, the Company established an Employee Stock Ownership Plan
(ESOP), for which all full-time employees who have completed one year of service at the Plan year end and all part-time employees who work at least 1,000 hours per year and have completed one year of service at the Plan year end are eligible. The ESOP was funded by a $4,000,000 loan to the Company from an independent third party. These debt proceeds were lent to the ESOP which used the proceeds to acquire 444,444 newly issued shares of the Company's common stock. The Company raised $1,555,000 from a private placement of 719,580 shares of common stock and issued $125,000 in notes payable during 1993 and used the proceeds to retire the remaining principal on the ESOP note payable to a third party. At December 31, 1994, there were 230,014, 185,840, and 28,590 shares released, held in suspense, and issued to individuals who are no longer employees of the Company, respectively. The fair market value of shares held in suspense at December 31, 1994 was $406,525.

  Effective January 1, 1994, the Company adopted the provisions of Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans." This SOP requires the Company to record compensation expense upon release of shares to employees at the current fair value of shares released. Prior to adoption of SOP 93-6, the Company recorded compensation expense for allocated shares based on the historical cost of $9.00 per share. The adoption of SOP 93-6 had no effect on the reported results of operations of the Company, as the Company made no contributions to the Plan in 1994 and no shares were released to participants.

  Unallocated shares held in a suspense account by the ESOP are released to the Plan participants in proportion to contributions required to service the debt between the Company and the Plan, in relation to the total debt outstanding, as specified in the debt agreement, within the limitations of Internal Revenue Code Section 415 and deductibility of ESOP contributions by the Company for tax purposes.

                        VENTURA COUNTY NATIONAL BANCORP

  During 1994, 1993 and 1992, the Company incurred $nil, $635,000, and $571,000 of compensation expense and $nil, $112,000, and $173,000 of interest expense, respectively, related to the ESOP and note payable.

  During 1989 the Company issued 649,647 shares of common stock and 295,294 warrants to purchase common stock under a common stock subscription rights offering. The warrants entitled the holder to purchase one share of common stock at $7.41 and expired on June 6, 1994.

NOTE 13. 401(K) PLAN

  The Company established a 401(k) plan on July 1, 1994 for which all full-time employees who have completed 90 consecutive days of service and all part-time employees who work at least 1000 hours per year and have completed 90 consecutive days of service are eligible for enrollment. Employees may contribute a percentage of their salary pursuant to IRS regulatory maximums, and under the plan, the Company matches 50% of employee contributions up to 3%. During 1994, the Company contributed $48,844 to the 401(k) plan.

NOTE 14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value of financial instruments is made in accordance with SFAS No. 107. The estimates have been determined by the Company using available market information and appropriate valuation methodologies. The estimated fair values of the Company's financial instruments are as follows:

                                           DECEMBER 31, 1994 DECEMBER 31, 1993
                                           ----------------- -----------------
                                           CARRYING   FAIR   CARRYING   FAIR
                                            AMOUNT   VALUE    AMOUNT   VALUE
                                           -------- -------- --------  -----
                                           (IN THOUSANDS OF  (IN THOUSANDS OF
                                               DOLLARS)          DOLLARS)
Assets:
  Cash and cash equivalents............... $ 11,442 $ 11,442 $ 15,943 $ 15,943
  Federal funds sold......................   27,000   27,000   18,000   18,000
  Interest bearing deposits with other
   financial institutions.................      694      694    2,180    2,180
  Investment securities...................   50,634   49,822   40,775   40,775
  Net loans and leases....................  159,673  148,692  233,582  233,437
Liabilities:
  Demand deposits and savings.............  147,823  147,823  200,726  200,726
  Time deposits...........................   88,519   88,366  117,563  117,194
  Other borrowings........................      125      125      125      125
Off-balance-sheet instruments (unrealized
 gains (losses)):
  Commitments to extend credit............        0        0        0        0
  Standby letters of credit...............        0        0        0        0

 Disclosures About Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and Cash Equivalents

  For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

                        VENTURA COUNTY NATIONAL BANCORP

 Interest Bearing Deposits with Other Financial Institutions

  The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the current market rates for deposits with similar remaining maturities.

 Investment Securities

  For securities held as investments, fair value equals quoted market prices. Estimated fair value for mortgage-backed securities issued by quasi-governmental agencies is based on quoted market prices.

 Net Loans and Leases

  The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. During the second quarter of 1994, $14.1 million in non-performing loans were sold in a bulk sale at 67% of book value. As such, management utilized this valuation factor in placing a fair value on non-performing loans of $7,945,000 at December 31, 1994. It was not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for non-performing loans at December 31, 1993. Therefore, non-performing loans of $19,619,000 are excluded at December 31, 1993. Interest rates on such loans ranged from 7-10%, maturities ranged from zero to four and one half years, and approximately 95% were real estate secured.

 Demand Deposits, Savings and Time Deposits

  The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

 Other Borrowings and Notes Payable

  Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair value approximates carrying value in 1993 as other borrowings and notes payable had variable interest rates that adjust with the market. At December 31, 1994, the differential between the current note payable's carrying value and its discounted value is insignificant.

 Commitments to Extend Credit and Standby Letters of Credit

  The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter-parties. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date. Current rates have increased since the commitments were made, yet the fee applied to the balance of commitments outstanding resulted in values which are insignificant for 1994 and 1993.

  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1994. Considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                        VENTURA COUNTY NATIONAL BANCORP

NOTE 15. COMMITMENTS AND CONTINGENCIES

 Financial Instruments with Off-Balance Sheet Risk

  The Company is a party to certain financial instruments in the normal course of business with a degree of off-balance sheet risk. These instruments include commitments to extend credit, standby, and commercial letters of credit, which are designed to meet the needs of the banks' customers.

  Commitments to extend credit and standby and commercial letters of credit are evaluated on a case-by-case basis dependent on each customer's credit worthiness. The Company has a rating process which is applied to each customer. The resulting rating establishes varying levels of required credit approvals and limits of lending. Monitoring procedures include, but are not limited to, monthly review of customer accounts by a management committee. The agreements with the customers normally require collateral and provide restrictive covenants under generally the same conditions as other lending activities of the Company. Such collateral varies but may include accounts receivable, inventories, property and equipment, and real property. The policy of the Company is to limit lending to 75% of the market value of the collateral. The Company's exposure to credit loss in the event of non-performance by the party related to these instruments is represented by the contractual amount of these instruments in the case of commitments to extend credit. As of December 31, 1994, the Company did not have commitments to borrowers that have additional borrowings which have been classified as nonperforming loans and/or as potential problem loans.

  The Company conducts business primarily in Southern California and the ability of the Company's customers to honor their loan agreements is dependent on the economic health of this service area. Although the Company generally provides loans and financial instruments to a broad variety of industries and customers, at December 31, 1994 and 1993, approximately $67.1 million and $91 million, respectively represented loans, commitments and letters of credit to individuals and companies in the real estate industry (of which, $6.7 million and $13 million, respectively, consisted of mortgage loans to individuals). Further, a substantial portion of the collateral for commercial, financial and agricultural loans is real estate.

 Commitments to Extend Credit

  Commitments to extend credit represent agreements to lend, on demand and subject to the restrictive covenants, moneys to a customer up to a designated limit. The commitments generally have fixed expiration dates, variable interest rates, and normally require payment of an annual fee. Since many of the commitments historically expire without being fully drawn upon and are subject to regular monitoring and certain restrictions, the total commitment amounts outstanding do not necessarily represent future cash requirements. The total amount of commitments to extend credit at December 31, 1994 was $30,880,000, compared with $46,029,000 at December 31, 1993.

 Standby and Commercial Letters of Credit

  Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of their customers to a third party. Such letters of credit are normally issued to support performance bonds and private borrowing arrangements, which include guarantees to suppliers outside of the United States. Standby and commercial letters of credit amounting to $2,898,000 were outstanding at December 31, 1994, all of which are expected to expire by December 31, 1995. Standby and commercial letters of credit amounted to $5,147,000 as of December 31, 1993, all of which expired by December 31, 1994.

                        VENTURA COUNTY NATIONAL BANCORP

 Lease Commitments

  The Company leases office premises and certain equipment under operating leases which expire at various dates through 2006. Total rental expense, net of sublease income, for all non-cancelable operating leases amounted to approximately $1,528,000, $1,682,000 and $1,645,000 for the three years ended December 31, 1994, 1993 and 1992, respectively. Future minimum commitments under these leases of premises and equipment as of December 31, 1994, net of sublease income and including estimated CPI increases, are as follows:

                                                                    IN THOUSANDS
                                                                     OF DOLLARS
                                                                    ------------
      1995.........................................................    $1,234
      1996.........................................................       984
      1997.........................................................       958
      1998.........................................................     1,068
      1999.........................................................     1,108
      Thereafter...................................................     5,634

 Litigation

  In the normal course of business, the Company is subject to various legal actions. It is the opinion of management, based upon the opinion of legal counsel, that such litigation will not have a material impact on the financial position or results of operations of the Company.

NOTE 16. RELATED PARTY TRANSACTIONS

  The Company and its subsidiaries have granted loans to certain officers and directors of the Company, and to businesses with which they are associated, in the ordinary course of business. These loans are made under terms which are consistent with the Company's normal lending policies. The amounts of these loans were approximately $7,730,000 and $12,775,000 at December 31, 1994 and 1993, respectively. During 1994, new loans totaling $4,608,000 were made, and net repayments of approximately $9,653,000 were received. During 1993, new loans totaling $6,093,000 were made, and net repayments of approximately $5,624,000 were received. Interest and fees earned on these loans approximated $762,000, $1,111,000 and $1,176,000 in 1994, 1993 and 1992, respectively.

NOTE 17. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

  Certain restrictions exist regarding the ability of the subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. See Note 18 for discussion regarding restrictions placed on the Company per the Formal Agreement and Consent Order. Generally, the approval of the Comptroller of the Currency is required to pay dividends in excess of earnings retained in the current year plus retained net profits for the two preceding years. Also, under Federal Reserve regulation, a bank subsidiary is limited in the amount it may loan to affiliates, including the Company, unless such loans are collateralized by specific obligations.

  At December 31, 1994 and 1993, the Company had no loans to affiliates.

NOTE 18. CAPITAL RESOURCES AND REGULATORY MATTERS

  The Company is required by federal regulation to meet certain capital standards. The risk-based capital standards require a minimum total capital of 8.0% of "risk-adjusted assets," as defined by the standard. At

                        VENTURA COUNTY NATIONAL BANCORP
least half of the required capital must contain Tier 1 capital, which consists primarily of common stock and retained earnings, less goodwill. As of December 31, 1994 and 1993, the Company was in compliance with the requirements.

  At December 31, 1994 and 1993, the Company's risk-based capital ratios were 12.61% and 8.73%, respectively. Additionally, the capital standards require the Company to maintain a minimum leverage ratio of Tier 1 capital to average assets and a Tier 1 capital to risk-weighted assets ratio of at least 4%. At December 31, 1994 and 1993, the Company's leverage capital ratios were 7.53% and 6.02%, respectively, and Tier 1 capital ratios were 11.32% and 7.43%, respectively.

 Regulatory Matters

  At periodic intervals, both the Office of the Comptroller of the Currency and the FDIC routinely examine the bank subsidiaries' financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's financial statements be adjusted in accordance with their findings. VCNB entered into a Formal Agreement (Formal Agreement) with the OCC on March 19, 1993 while Frontier entered into a Consent Order (Consent Order) with the OCC on March 29, 1993.

  The significant common requirements of the Formal Agreement and the Consent Order with respect to reviewing and correcting certain deficiencies identified in the OCC examinations of VCNB and Frontier include conducting a program to evaluate and improve board supervision and management, developing a program designed to improve loan administration, developing a program regarding asset diversification, obtaining current credit information on any loans lacking such information, reviewing and revising loan policy, establishing an independent loan review program, developing and implementing a program to collect or strengthen criticized assets, reviewing and maintaining an adequate loan loss reserve, developing a new long-range strategic plan, developing and implementing a long-term capital program, reviewing and revising liquidity and funds management policy, correcting violations of law cited by the OCC and obtaining approval from the OCC to declare or pay a dividend. In addition, the Consent Order requires that Frontier appoint a full-time President and Chief Executive Officer and maintain, as of May 31, 1993 and beyond, a Tier 1 capital ratio of 9.50% and a leverage ratio of 7.00%. Kathleen L. Kellogg became President and Chief Executive Officer at Frontier in November 1994, and her predecessor, Larry Sallinger was hired May 5, 1993. At December 31, 1994, Frontier's Tier 1 capital and leverage ratios were 12.29% and 8.32%, respectively.

  The Formal Agreement, which was amended on February 3, 1994, required VCNB to achieve a Tier 1 risk-based capital ratio of 12.00% and a leverage ratio of 7.00% by September 30, 1994. At September 30, 1994, VCNB's Tier 1 risk based capital ratio was 9.44% and its leverage capital ratio was 6.88%, which did not meet the higher leverage and Tier 1 capital ratios required by the formal agreement. On October 18, 1994, VCNB submitted to the OCC its revised plan for restoring capital and the OCC did not object to the implementation of the plan, as proposed. VCNB applied for and received an extension of the date by which such ratios are required to be achieved to June 30, 1995. As of December 31, 1994, VCNB's Tier 1 capital ratio was 10.92%, and its leverage ratio was 7.21%.

  The Formal Agreement amendment further requires VCNB to seek reimbursement of $3.4 million for all interest paid by VCNB to Ventura in connection with a deposit account at VCNB which was related to the issuance of commercial paper. The Company has committed to the completion of a rights offering, which is scheduled to occur during the second quarter of 1995. The primary purpose of the offering is to increase the capital bases of the Company and each of its subsidiaries to permit growth in a post recessionary economy and to enable VCNB to meet the requirements of the Formal Agreement. As of December 31, 1994, VCNB

                        VENTURA COUNTY NATIONAL BANCORP
needed approximately $1.4 million in additional capital to bring its Tier 1 capital ratio to 12.00%. The Company believes that compliance with the 12% Tier 1 capital ratio requirement, if achieved from sources noted above, will satisfy the reimbursement requirement. Until such time as VCNB is reimbursed, the OCC must authorize any payment from VCNB to Ventura.

  VCNB and Frontier are in compliance with, or are in the process of complying with, all of the items required under the Formal Agreement and Consent Order, respectively, and management does not believe the Formal Agreement and Consent Order will have any adverse material impact on its future operations. However, any deficiency in compliance with the requirements of the Formal Agreement or Consent Order could result in further regulatory restrictions.

  The FDIC Improvement Act of 1991 (the 1991 Act) provides for a rating system for insured institutions based on capital adequacy. Institutions are categorized as critically undercapitalized, significantly undercapitalized, undercapitalized, adequately capitalized and well capitalized. Regulatory agencies have adopted definitions of how institutions are ranked for prompt corrective action purposes and are as follows; (i) a well capitalized institution is one that has a leverage ratio of 5%, a Tier 1 risk-based capital ratio of 6%, a total risk-based capital ratio of 10% and is not subject to any written order or final directive by the regulatory agency to meet and maintain a specific capital level, (ii) an adequately capitalized institution is one that meets the minimum required capital adequacy levels but not that of a well capitalized institution, (iii) an undercapitalized institution is one that fails to meet any one of the minimum required capital adequacy levels but not as undercapitalized as a significantly undercapitalized institution, (iv) a significantly undercapitalized institution is one that has a total risk-based capital ratio of less than 6% and/or a leverage ratio of less than 3% and (v) a critically undercapitalized institution is one with a leverage ratio of less than 2%. Under the "prompt correction" provisions of the 1991 Act, banks that become significantly undercapitalized are subject to a requirement to recapitalize, merge with another financial institution, restrict interest rates paid on deposits, or restrict transactions with affiliates. Critically undercapitalized financial institutions are subject to appointment of a receiver by the OCC.

  On February 2, 1993, Ventura County National Bancorp entered into a Memorandum of Understanding with the Federal Reserve Bank. The Memorandum specified the following actions to be taken: Fifteen days notice to the Reserve Bank is required prior to the payment of dividends and prior to incurring any debt for other than operating purposes. The Parent may not repurchase any of its outstanding stock without prior approval from the Reserve Bank. Within 45 days of each quarter end, the Company shall furnish to the Reserve Bank written progress reports detailing the form and manner of actions taken to attain compliance, as well as the Parent company only balance sheet and statement of operations for the quarter end. Thirty days advance notice must be given to the Reserve Bank prior to adding or replacing a director, employing a senior executive officer, or promoting an existing employee to an officer.

  Pursuant to the provisions of the Memorandum, the Company submitted a summary of measures that have or are being taken to improve the financial condition of the subsidiary banks, a summary of measures taken to improve the director's supervision of the subsidiary banks, and steps taken to improve the effectiveness of the audit and credit review functions. Board members were designated to be responsible for monitoring and coordinating adherence to the provisions of the Memorandum, which is to remain in effect until the individual provisions are stayed, modified, terminated, or suspended by the Reserve Bank.

                        VENTURA COUNTY NATIONAL BANCORP

NOTE 19. PARENT COMPANY ONLY FINANCIAL INFORMATION

  The following financial information represents the balance sheets of Ventura County National Bancorp (Parent Company only) as of December 31, 1994 and 1993 and the related statements of income and cash flows for the periods indicated:

                                                             DECEMBER 31,
                                                       -------------------------
                                                           1994         1993
                                                       ------------ ------------
                                                       (IN THOUSANDS OF DOLLARS)
      Assets
        Cash.........................................    $    37      $    90
        Equity in Bank subsidiaries..................     19,143       20,402
        Other assets.................................        --            38
                                                         -------      -------
          Total assets...............................    $19,180      $20,530
                                                         =======      =======
      Liabilities
        Note payable.................................    $   125      $   125
        Other liabilities............................          3           35
                                                         -------      -------
          Total liabilities..........................        128          160
                                                         =======      =======
      Shareholders' equity...........................     19,052       20,370
                                                         -------      -------
          Total liabilities and shareholders' equity.    $19,180      $20,530
                                                         =======      =======

                            STATEMENTS OF OPERATIONS

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                        ------------------------
                                                         1994     1993     1992
                                                        ------  --------  ------
                                                           (IN THOUSANDS OF
                                                               DOLLARS)
      Income
        Interest......................................  $  --   $    193  $  509
        Management fees...............................   1,067     1,729   1,710
                                                        ------  --------  ------
                                                         1,067     1,922   2,219
                                                        ======  ========  ======
      Expense
        Interest......................................       9       199     454
        Salaries and benefits.........................   1,059     1,249   1,211
        Miscellaneous operating.......................      62       718     425
                                                        ------  --------  ------
                                                         1,130     2,166   2,090
                                                        ======  ========  ======
      Income (loss) before income taxes and undistrib-
       uted net income (loss) of subsidiaries.........     (63)     (244)    129
      Income tax expense allocated....................      (2)      --       49
                                                        ------  --------  ------
                                                           (61)     (244)     80
                                                        ======  ========  ======
      Equity in undistributed net earnings (deficit)
       of Bank subsidiaries...........................    (201)  (11,843)    605
                                                        ------  --------  ------
      Net income (loss)...............................  $ (262) $(12,087) $  685
                                                        ======  ========  ======

                        VENTURA COUNTY NATIONAL BANCORP

                            STATEMENTS OF CASH FLOWS

                                                       1994     1993     1992
                                                       -----  --------  -------
                                                          (IN THOUSANDS OF
                                                              DOLLARS)
Cash flows provided by operating activities:
  Net income (loss)..................................  $(262) $(12,087) $   685
  Adjustments to reconcile net income (loss) to cash
   flows provided by operating activities:
  Earnings (loss) from subsidiaries..................    201    11,843     (605)
  Amortization.......................................    --        231       33
  Change in other assets.............................     39         2      146
  Change in other liabilities........................    (31)       24     (367)
  Decrease in deferred compensation related to ESOP..    --        635      572
  Net cash (applied to) provided by operating
   activities........................................    (53)      648      464
Cash flows from investing activities:
  Capital Contribution to Subsidiary.................    --       (150)     --
  Change in interest-bearing deposits due from banks.    --      8,875   (1,698)
  Proceeds from maturity of investment...............    --        --       --
Net cash provided by (applied to) investing activi-
 ties................................................    --      8,725   (1,698)
Cash flows from financing activities:
  Change in other short-term borrowings..............    --     (8,860)   1,842
  Repayment of note payable..........................    --     (2,188)    (572)
  Issuance of note payable...........................    --        125      --
  Issuance of stock..................................    --      1,430       25
Net cash (applied to) provided by financing activi-
 ties................................................    --     (9,493)   1,295
Net (decrease) increase in cash and cash equivalents.    (53)     (120)      61
  Cash and cash equivalents at beginning of year.....     90       210      149
  Cash and cash equivalents at end of year...........  $  37  $     90  $   210
Supplemental information:
  Cash paid during the year for interest.............  $   9  $    199  $   454
  Cash paid during the year for income taxes.........  $   3  $    300  $ 1,155

NOTE 20. ACQUISITION OF SERVICING RIGHTS

  On November 15, 1990, VCNB purchased the rights to service certain loans held by the RTC for $1,735,000. Amortization expense for 1994 and 1993 was $40,000 and $486,000, respectively. The remaining mortgage servicing rights totaling $320,000 were written off during 1994 in conjunction with the sale of the mortgage servicing department.

NOTE 21. INTANGIBLE ASSETS

  As a result of the acquisition of Frontier in October 1989, the Company recorded goodwill representing the difference between the cost of the acquisition and the fair value of the assets acquired. Goodwill amortization in 1993 includes a write-off in the amount of $1,167,000 based on the Company's intent to sell Frontier at or near tangible book value. At December 31, 1994, the Company is no longer actively marketing Frontier.

                        VENTURA COUNTY NATIONAL BANCORP

NOTE 22. QUARTERLY INFORMATION, 1994 AND 1993

  The following table sets forth the Company's unaudited results of operations for each of the quarters of 1994 and 1993. This information, in the opinion of management, includes all adjustments necessary to state fairly the information set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                            FOR THE YEAR ENDED DECEMBER 31,
                                                         1994
                                            ----------------------------------
                                              4TH      3RD      2ND      1ST
                                            -------  -------  -------  -------
                                            (IN THOUSANDS OF DOLLARS EXCEPT
                                                  PER SHARE AMOUNTS)
                                                      (UNAUDITED)
Interest Income............................ $ 5,640  $ 5,511  $ 5,593  $ 5,391
Interest Expense...........................   1,554    1,503    1,549    1,661
                                            -------  -------  -------  -------
Net Interest Income........................   4,086    4,008    4,044    3,730
Provision for Loan Losses..................     550      400    2,075      800
Other Income...............................     374      591    1,956    1,143
Other Expenses.............................   3,864    3,559    4,474    4,187
                                            -------  -------  -------  -------
Income (Loss) before taxes.................      46      640     (549)    (114)
Income taxes...............................      (4)      75      214        0
                                            -------  -------  -------  -------
Net Income (Loss).......................... $    50  $   565  $  (763) $  (114)
                                            =======  =======  =======  =======
Earnings per share:
  Net Income (Loss)........................ $   .01  $   .09  $  (.12) $  (.02)
                                            =======  =======  =======  =======
                                            FOR THE YEAR ENDED DECEMBER 31,
                                                         1993
                                            ----------------------------------
                                              4TH      3RD      2ND      1ST
                                            -------  -------  -------  -------
                                            (IN THOUSANDS OF DOLLARS EXCEPT
                                                  PER SHARE AMOUNTS)
                                                      (UNAUDITED)
Interest Income............................ $ 5,977  $ 6,239  $ 6,816  $ 6,878
Interest Expense...........................   1,976    2,207    2,440    2,376
                                            -------  -------  -------  -------
Net Interest Income........................   4,001    4,032    4,376    4,502
Provision for Loan Losses..................   1,800    6,062    4,326    4,025
Other Income...............................   1,081    1,000    1,220    1,519
Other Expenses.............................   6,151    4,489    5,542    4,657
                                            -------  -------  -------  -------
Total Expense..............................   7,951   10,551    9,868    8,682
                                            =======  =======  =======  =======
Income (Loss) before taxes.................  (2,869)  (5,519)  (4,272)  (2,661)
Income taxes...............................     671   (1,218)  (1,602)  (1,085)
                                            -------  -------  -------  -------
  Net Income (Loss)........................ $(3,540) $(4,301) $(2,670) $(1,576)
                                            =======  =======  =======  =======
Earnings per share:
  Net Income (Loss)........................ $ (0.62) $ (0.77) $ (0.48) $ (0.28)
                                            =======  =======  =======  =======

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION ANY OFFERING MADE HEREBY GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VENTURA COUNTY NATIONAL BANCORP OR SANDLER O'NEILL & PARTNERS, L.P. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Documents Incorporated by Reference.......................................    3
Prospectus Summary........................................................    4
Summary Selected Consolidated Financial and Other Data....................   13
Summary of Recent Developments............................................   14
Risk Factors..............................................................   17
The Company...............................................................   25
The Rights Offering.......................................................   30
Certain Federal Income Tax
 Consequences.............................................................   43
Standby Purchase Agreements...............................................   44
Reasons for the Offering and Use of Proceeds..............................   46
Capitalization............................................................   47
Market Price of Common Stock and Dividends................................   49
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   50
Business..................................................................   67
Supervision and Regulation................................................   86
Shareholdings of Certain Beneficial Owners and Management.................   97
Description of Capital Stock..............................................  101
Legal Matters.............................................................  101
Experts...................................................................  101
Index to Financial Statements.............................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                                     LOGO
OF VENTURA COUNTY NATIONAL BANCORP

                        VENTURA COUNTY NATIONAL BANCORP

                                 COMMON STOCK

                                  SHARES (MINIMUM)

                                  SHARES (MAXIMUM)

                                --------------
                                  PROSPECTUS
                                --------------

                                  MAY  , 1995

                       SANDLER O'NEILL & PARTNERS, L.P.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT IS + +DECLARED EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

PROSPECTUS       SUBJECT TO COMPLETION, DATED MAY 9, 1995
                       VENTURA COUNTY    NATIONAL BANCORP
                         LOGO
                       OF VENTURA COUNTY NATIONAL BANCORP

                           COMMON STOCK, NO PAR VALUE

                                  SHARES (MINIMUM)

                                  SHARES (MAXIMUM)

  Ventura County National Bancorp (on an unconsolidated basis, "Parent" and on a consolidated basis, the "Company") is hereby distributing to the holders of record at the close of business on May 10, 1995 (the "Record Date") transferable rights (the "Rights") to subscribe for and purchase up to
$4,500,000 (          shares) of common stock, no par value ("Common Stock")
for a cash price of $      per share (the "Subscription Price"), subject to
reduction by the Company under certain circumstances. Holders of Rights ("Rights Holders") will be able to exercise their Rights until 5:00 p.m., Pacific time, on June 21, 1995, unless extended by the Company (the "Expiration Time").

  Each holder of Common Stock on the Record Date ("Record Date Holder") will
receive one Right for each      shares of Common Stock held of record on the
Record Date. In lieu of fractional Rights, the aggregate number of Rights issuable by the Company to a shareholder will be rounded up to the next whole number. Each Right entitles the Rights Holder to subscribe for one share (the "Underlying Shares") of Common Stock (the "Basic Subscription Privilege"). Each Record Date Holder who fully exercises the Basic Subscription Privilege will also be eligible to subscribe for additional shares of Common Stock (the "Excess Shares") that are not otherwise subscribed for pursuant to the exercise of the Basic Subscription Privilege, subject to availability, proration and reduction by the Company under certain circumstances (the "Oversubscription Privilege"). The Oversubscription Privilege is not transferable. A Rights Holder's election to exercise the Oversubscription Privilege must be made at the time the Basic Subscription Privilege is exercised. Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. The Rights will be evidenced by transferable certificates.

  The Company anticipates that it will enter into Standby Purchase Agreements, pursuant to which certain institutional investors and high net worth individuals (the "Standby Purchasers") would severally agree, subject in each case to a maximum standby commitment and certain conditions, to acquire from
the Company at the Subscription Price $4,500,000 (          shares) of Common
Stock, if any, available after the exercise of the Basic Subscription Privilege and the Oversubscription Privilege. Such Standby Purchasers are expected to require that the Company agree to sell, and guarantee the availability of, an
aggregate minimum of $2,000,000 (        shares) of Common Stock ("Additional
Shares") to such persons at the Subscription Price if a sufficient number of shares of Common Stock is not available after the exercise of the Basic Subscription Privilege and the Oversubscription Privilege to satisfy the purchase commitments of the Standby Purchasers (the "Minimum Standby Obligation"). The Additional Shares would be offered to Standby Purchasers only.

                                                        (continued on next page)

THE PURCHASE OF COMMON STOCK IN THE OFFERING INVOLVES A SIGNIFICANT DEGREE OF INVESTMENT RISK. HOLDERS OF RIGHTS AND PROSPECTIVE PURCHASERS ARE URGED TO
 READ AND CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
  AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC") OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONER NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSIONER PASSED UPON THE ACCURACY OR
 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                               SUBSCRIPTION        UNDERWRITERS'        PROCEEDS TO
                                                   PRICE          COMMISSIONS(1)        COMPANY(2)
- ---------------------------------------------------------------------------------------------------
Per Share..................................
Total Minimum(3)...........................
Total Maximum(4)...........................
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) Sandler O'Neill & Partners L.P. ("Sandler O'Neill") will receive 1.5% of the gross proceeds for Common Stock sold in the Offering pursuant to the exercise of Rights by directors and officers of the Company and principals and officers of Sandler O'Neill ("Interested Persons"), 3% of the gross proceeds of the Offering pursuant to the exercise of Rights by persons other than Interested Persons and 5% of the aggregate value of funds committed by Standby Purchasers. In addition, Sandler O'Neill has received a nonrefundable financial advisory fee of $25,000. In addition, the Company has agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses, including fees of counsel, and has agreed to indemnify Sandler O'Neill against certain liabilities under the Securities Act of 1933.

(2) Before deducting expenses of this Offering payable by the Company estimated
    at $            .

(3) The Total Minimum Subscription Price and the Total Minimum Proceeds to the
    Company assume the purchase of           shares.

(4) The Total Maximum Subscription Price and the Total Maximum Proceeds to the
    Company assume the purchase of           shares.

                        SANDLER O'NEILL & PARTNERS, L.P.

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1995

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

Procedure for Exercising Rights
by Foreign Shareholders.........  Subscription Rights Certificates will not be mailed to holders of Common Stock whose
                                  addresses are outside the United States or who have an Army Post Office ("APO") or a Fleet Post Office ("FPO") address, but will be held by the Subscription Agent for their accounts. To exercise the Rights represented thereby, such holders must notify the Subscription Agent and take all other steps which are necessary to exercise the Rights on or prior to 5:00 p.m. Pacific time on June 13, 1995. If no contrary instructions have been received by that time, the Rights of such holders will be sold, if feasible, and the proceeds, less any applicable brokerage commissions, taxes and other expenses, will be promptly remitted to the holder of such Rights by mail. See "The Rights Offering-- Foreign and Certain Other Shareholders."

Minimum Condition...............  The Offering is conditioned upon the receipt of minimum Offering proceeds of $4,500,000.
                                  In the event the Minimum Condition is not achieved, any funds that have been deposited with the Subscription Agent will be returned, without interest.

Standby Purchase Agreements.....  The Company anticipates that it will enter into Standby Purchase Agreements pursuant to
                                  which the Standby Purchasers will severally
                                  agree to acquire from the Company at the
                                  Subscription Price up to         Underlying
                                  Shares ($4,500,000) remaining after exercise of the Basic Subscription Privilege and Oversubscription Privilege by all Rights Holders, subject, in each case, to a maximum standby purchase commitment and certain conditions. It is anticipated that each Standby Purchase Agreement will require that the Company sell a minimum number of shares to the related Standby Purchaser if sufficient Underlying Shares are not available after issuance of all Underlying Shares subscribed for by the exercise of the Basic Subscription Privilege and the Oversubscription Privilege (the "Minimum Standby Obligation"). In any such case, the Company would issue in the aggregate up to Additional Shares to satisfy the Minimum Standby Obligation, but in no event will this result in shares being issued in excess of the Maximum Shares offered hereby.

Federal Income Tax
Consequences....................  For United States federal income tax purposes, receipt of Rights by a Record Date
                                  Holder pursuant to the Offering should be treated as a nontaxable distribution with respect to the Common Stock. See "Certain Federal Income Tax Consequences."

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

  To exercise the Oversubscription Privilege, banks, brokers and other nominee Record Date Holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company the aggregate number of Rights as to which the Oversubscription Privilege has been exercised and the number of Underlying Shares thereby subscribed for by each beneficial owner of Rights on whose behalf such nominee holder is acting.

REGULATORY LIMITATION

  The Company will not be required to issue shares of Common Stock pursuant to the Offering to any Rights Holder or Standby Purchaser who, in the Company's sole judgment and discretion, is required to obtain prior clearance, approval or nondisapproval from any state or federal bank regulatory authority to own or control such shares unless, prior to the Expiration Time, evidence of such clearance, approval or nondisapproval has been provided to the Company. If the Company elects not to issue shares in such case, such shares will become available to satisfy subscriptions pursuant to the Oversubscription Privilege or to Standby Purchasers as to whom such conditions do not apply.

  The Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act (such as the Common Stock) would, under the circumstances set forth in the presumption, constitute the acquisition of control.

  In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHC Act"), before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of the outstanding Common Stock of, or such lesser number of shares as constitute control over, the Company.

SUBSCRIPTION PRICE

  The Subscription Price is $       per Underlying Share subscribed for
pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, payable in cash. Shares purchased by Standby Purchasers pursuant to
the Standby Purchase Agreements shall be at the same price of $          .

NO BOARD OR FINANCIAL ADVISOR RECOMMENDATION

  An investment in the Common Stock must be made pursuant to each investor's evaluation of such investor's best interests. Accordingly, neither the Board of Directors of the Company nor Sandler O'Neill makes any recommendation to Rights Holders or other prospective purchasers regarding whether they should exercise their Rights or otherwise subscribe for shares of Common Stock.

STANDBY PURCHASE AGREEMENTS

  The Company anticipates that it will enter into Standby Purchase Agreements
pursuant to which an aggregate of            accredited investors as Standby
Purchasers will severally agree to acquire from the Company at the Subscription
Price up to           of the Underlying Shares, if any, remaining after the
exercise of the Basic Subscription Privilege and the Oversubscription Privilege, subject in each case to a maximum standby commitment and possible reduction under certain circumstances. See "Regulatory Limitation" and "Tax Limitation." The Company expects that the Standby Purchase Agreements will
require that the Company sell up to         Additional Shares in the aggregate
to the Standby Purchasers if

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

sufficient Underlying Shares are not available after completion of the Rights Offering. The Additional Shares would be offered to the Standby Purchasers only. See "Standby Purchase Agreements."

TAX LIMITATION

  As of December 31, 1994, the Company had NOL carryforwards of $1.5 million and $3.5 million for federal and state purposes, respectively. The acquisition of Underlying Shares as a result of the exercise of Rights pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, or the issuance of shares to Standby Purchasers, could result in an "ownership change" within the meaning of Section 382 of the Code. If the Offering were to cause such an ownership change, or if future trading in the Company's shares were to cause such an ownership change, the Company's ability to use its NOLs in the future could be adversely affected (the "Section 382 Limitation"). The Company has reserved the right in its sole judgment and discretion to limit the number of Underlying Shares issued as a result of exercises of Rights or under the Standby Agreement to reduce the risk that the Section 382 Limitation will apply. The Company will determine whether to exercise this discretion by comparing the benefits of a successful offering with any tax detriments associated with an ownership change.

  An "ownership change" will occur if the aggregate percentage point ownership increase for all 5% shareholders for a "testing period" exceeds 50 percentage points. For this purpose, a "5% shareholder" is any direct or indirect holder, taking certain attribution rules into account, of 5% or more of a corporation's stock. For this purpose, all holders of less than 5% are collectively treated as a single 5% shareholder. In general, the "testing period" is the three-year period ending on the date an ownership change has occurred. Such period may be less than three years and will begin the first day of the most recent taxable year from which a net operating loss or excess credit is carried forward. Once an "ownership change" has occurred, as of that date, only subsequent ownership changes are tested. In determining the amount by which 5% shareholders have increased their percentage, the percentage interest of each 5% shareholder on the testing date is compared to the lowest percentage interest of such shareholder at any time during the testing period. For example, a shareholder whose percentage ownership increased from 6% to 20% during the testing period will be considered to have had an increase of 14 percentage points. If the aggregate change of all 5% shareholders exceeds 50 percentage points as of the end of the "testing period," then an "ownership change" will have occurred. If the Offering is successful, there may be an "ownership change" as a result. This would impose an annual Section 382 limitation on the ability of the Company to use its net operating losses beginning in the year in which the "ownership change" has occurred. The amount of the net operating loss carryovers that could be used by the Company annually would be determined by multiplying the value of the Company as of the "ownership change" date by the long term tax-exempt bond rate at that time, a rate that is currently 6.83%.

  The Company retains the discretion to reduce the number of shares of Common Stock to be received by a Rights Holder or a Standby Purchaser. It will exercise this discretion by comparing the benefits of a successful offering with any tax detriments associated with a ownership change.

  Under the Standby Purchase Agreement, the Company will retain the right to receive notice of, and to review a Standby Purchaser's proposed future acquisition of shares of Company "stock" (as defined under Section 382 of the Code and the regulation promulgated thereunder) and to limit the number of shares so acquired in order to prevent the application of the Section 382 Limitation. It is anticipated that each Standby Purchaser will agree to give the Company sufficient prior written notice of any proposed acquisition of additional shares of Common Stock, so that the Company may determine in its reasonable judgment whether such proposed purchase could reasonably by expected to result in an ownership change. In the event the Company makes such a determination, each Standby Purchaser would agree to limit its purchase of additional shares of Common Stock or interests therein as the Company may request to avoid such an ownership change.

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

  It is anticipated that each Standby Purchaser will also agree that during the three year period commencing on the day after the Closing Date, it will not bid for, purchase, contract to purchase or otherwise acquire any shares of Common Stock or interests therein if, after such acquisition, its percentage ownership, together with that of its affiliates, of the total number of shares of the Company stock would exceed 4.9%. With the written permission of the Company, each Standby Purchaser may increase such percentage ownership above 4.9%, but in no event in excess of 9.9%.

  No other restrictions on future acquisitions of shares exist in the Company's charter or otherwise that are designed to prevent the occurrence of an ownership change, although certain regulatory constraints on the acquisition of controlling interests in a bank holding company or national bank may make it somewhat less likely that an ownership change will occur due to future acquisitions of Company stock.

METHOD OF SUBSCRIPTION--BY EXISTING SHAREHOLDERS AS RIGHTS HOLDERS

EXERCISE OF RIGHTS

  Rights Holders may exercise their Rights by delivering to the Subscription Agent, at the addresses specified below, at or prior to the Expiration Time, the properly completed and executed Subscription Rights Certificate(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment may be made only (i) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to First Interstate Bank of California, as Subscription Agent; or (ii) by wire transfer of funds to the escrow account maintained by the Subscription Agent for the purpose of accepting subscriptions at Mellon Bank, Pittsburgh, Pennsylvania #17, ABA No. 043000261 Reorganization Account 100-2331-VCNB,
Attention: Evelyn O'Connor (with Subscriber's name) (the "Subscription Account"). The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check; (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or (iii) receipt of collected funds in the Subscription Agent's account designated above. Funds paid by uncertified personal check may take up to five business days to clear. Accordingly, Rights Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified check, bank draft, money order or wire transfer of funds. All funds received in payment of the Subscription Price shall be held by the Subscription Agent and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States or any state or any agency thereof or money market mutual funds investing in the foregoing instruments. Subscription funds paid to exercise the Oversubscription Privilege will be returned to the Rights Holder in the event there are insufficient Excess Shares to fulfill any Oversubscription. See "The Rights Offering--Subscription Privileges." The account in which such funds will be held will not be insured by the FDIC. Any interest earned on such funds will be retained by the Company.

  The Subscription Right Certificates and payment of the Subscription Price or, if applicable, Notices of Guaranteed Delivery or DTC Participant
Oversubscription Exercise Forms, as defined below, must be delivered to the Subscription Agent, by mail, hand delivery, overnight or other courier service, at the following address:

  By Mail:
    First Interstate Bank of California

    Ventura County National Bancorp Rights Offering Account
    Post Office Box 4177
    Woodland Hills, California 91365

    Telephone number: 1-800-522-6645
    Facsimile number: 1-201-296-4062

  By Hand Delivery:
    15821 Ventura Boulevard               120 Broadway
    Suite 670                             13th Floor
    Encino, California 91436              New York, New York

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

other circumstances. Upon their acquisition of such shares, the directors and
executive officers, as a group, will own beneficially           shares or a
minimum of    % and a maximum of    % of the Company's outstanding Common Stock
after completion of the Offering.

THE COMPANY'S 401(K)/ESOP

  The Company maintains a qualified retirement plan for the benefit of its employees which consists of a 401(k) plan and an employee stock ownership plan. At December 31, 1994, the 401(k)/ESOP was the record holder of 415,854 shares of Common Stock.

  Under the 401(k) portion of the 401(k)/ESOP, participants have the ability to direct the investment of pre-tax deferrals and employer matching contributions in one or more investments, including Common Stock. Participants who have invested a portion of their pre-tax deferrals in Common Stock shall have the ability to direct the Trustee to exercise or sell Rights allocable to such participants' investment in Common Stock. In the event a participant fails to instruct the Trustee or submits an invalid instruction, the Trustee shall, pursuant to the terms of the 401(k)/ESOP, be required to sell the Rights allocable to such participant's account.

  With respect to the ESOP portion of the 401(k)/ESOP, the Trustee shall, in its sole discretion, determine the manner in which Rights issued to the ESOP portion of the 401(k)/ESOP are to be disposed of, taking into consideration the Trustee's fiduciary duties to act prudently with respect to plan investments and to invest plan assets in the best and exclusive interests of plan participants and their beneficiaries. Given that the ESOP portion of the 401(k)/ESOP does not have any uninvested assets with which to fund a purchase of Common Stock, it is anticipated that the Trustee may attempt to sell the Rights issued to the ESOP portion of the 401(k)/ESOP.

MINIMUM CONDITION

  The Offering is conditioned upon the receipt by the Company of minimum Offering proceeds of $4,500,000. In the event the Minimum Condition is not achieved, any funds that have been deposited with the Subscription Agent will be returned, without interest.

RIGHT TO TERMINATE OFFERING

  The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of the shares of Common Stock offered hereby, to terminate the Offering if the Offering is prohibited by law or regulation or the Board of Directors concludes, in its judgment, that it is not in the best interests of the Company, and its shareholders, to complete the Offering under the circumstances. If the Offering is terminated, all funds received pursuant to the Rights Offering or from Standby Purchasers will be promptly refunded, without interest.

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]

the basis of the Rights exercised, if any, and the exercise price paid for such shares. Persons who acquire Common Stock as Standby Purchasers will take a basis for the shares equal to the Subscription Price and will have a holding period that commences with the purchase.

TRANSFER OF THE RIGHTS

  A Record Date Holder who sells or exchanges Rights will recognize gain or loss equal to the differences between the amount realized and the basis, if any, of the Rights sold or exchanged. Such gain or loss will be capital gain or loss if the Common Stock obtainable upon the exercise of the Rights would be a capital asset in the hands of the Record Date Holder and will be long-term capital gain or loss if the Rights are deemed to have been held for more than one year at the time of the sale.

EXPIRATION OF THE RIGHTS AND STANDBY PURCHASE AGREEMENTS

  Record Date Holders who allow the Rights received by them on the date of distribution to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of their common stock. Standby Purchasers have no tax basis in their Standby Purchase Agreements and, accordingly, will not recognize any gain or loss if those Agreements expire.

SALE OF COMMON STOCK

  A shareholder selling Common Stock will recognize gain or loss equal to the difference between the proceeds of sale and the basis of the Common Stock. Such gain or loss will be capital gain or loss if the Common Stock is a capital asset in the hands of the shareholder, and will be long term or short term depending upon whether the shareholder's holding period is more than one year.

                          STANDBY PURCHASE AGREEMENTS

  Prior to commencement of the Offering the Company will seek to enter into Standby Purchase Agreements with certain institutional investors and high net worth individuals ("Standby Purchasers") pursuant to which the Standby Purchasers will severally agree, subject in each case to a maximum standby commitment and to certain conditions, to acquire from the Company at the
Subscription Price of $      per share up to           Underlying Shares, if
any, remaining after the exercise of Rights, including those purchased pursuant to the Oversubscription Privilege (the "Maximum Standby Commitment"). In addition, it is expected that the Standby Purchase Agreements will provide that
the Company must sell up to         shares of Common Stock in the aggregate
("Additional Shares") to the Standby Purchasers if such amount of Underlying Shares are not available for sale after the exercise of Rights, (the "Minimum Standby Commitment"). The Company expects that the obligations of the Standby Purchasers will not be subject to the purchase of any minimum number of shares pursuant to the exercise of the Rights, but will be subject to certain conditions, including that the Offering shall have been conducted substantially in the manner described in this Prospectus.

  Each Standby Purchase Agreement will provide that it may be terminated by the Standby Purchaser only upon the occurrence of the following events: (i) a material adverse change in the Company's financial condition prior to the expiration of the Offering from that existing at December 31, 1994, except as specifically disclosed in the Prospectus; (ii) a suspension in the trading in the Common Stock, a general suspension of trading or establishment of limited or minimum prices on the Nasdaq National Market System, any banking moratorium, any suspension of payments with respect to banks in the United States or a declaration of war or a national emergency by the United States; (iii) under any circumstances which would result in the Standby Purchaser, individually or together with any other person or entity, being required to register as a depository institution holding company under federal or state laws or regulations, or to submit an application, or notice, to a federal bank regulatory authority to acquire or retain control of a depository institution or depository institution holding company; or (iv) if the Offering, including
sales of Common Stock to Standby Purchasers, is not completed by           ,
1995 through no fault of the Standby Purchaser.

                                 [ALTERNATE PAGE FOR STANDBY PURCHASERS VERSION]


  If the Company believes that the number of Underlying Shares and Additional Shares issuable by the Company pursuant to the Standby Purchase Agreements, both in the aggregate and to any individual Standby Purchaser, will have an adverse effect upon the Company's ability to utilize certain federal income tax benefits, then the Company may reduce the number of shares issuable to the Standby Purchasers, either pro rata or individually to each Standby Purchaser whose standby purchase may create such an adverse effect. Such reduction will be made to the minimum extent necessary, if the sole opinion and discretion of the Company after consultation with its tax advisor, to accomplish avoidance of such adverse effect. Any such reduction will be made, if possible, before any reduction is made in the number of shares of Underlying Shares to be purchased pursuant to the Oversubscription Privilege. Based on current circumstances, the Company does not anticipate that it will have to reduce the number of shares issued to Standby Purchasers in order to avoid an adverse effect upon the Company's ability to utilize certain federal income tax benefits. See "Risk Factors--Possible Limitation of Tax Benefits."

  In the event that the number of Underlying Shares remaining after the exercise of Rights is less than the Standby Purchasers' aggregate Maximum Standby Commitment (subject to the limitation set forth in the preceding paragraph), such Underlying Shares will first be allocated among the Standby Purchasers in satisfaction of the Minimum Standby Commitments and any remaining Underlying Shares will be allocated pro rata among the Standby Purchasers according to their respective Maximum Standby Commitments (also subject in each case to the limitation set forth in the preceding paragraph). In the event that such number of Underlying Shares is less than the Company's aggregate Minimum Standby Commitment, the Company will issue and sell, at the Subscription Price, to the relevant Standby Purchasers sufficient Additional Shares to satisfy the aggregate Minimum Standby Commitment.

  It is anticipated that each Standby Purchaser will agree with the Company that (i) until the Expiration Time, it will not offer, sell, contract to sell or otherwise dispose of, or bid for, purchase, contract to purchase or otherwise acquire, directly or indirectly, any shares of Common Stock or interest therein without the prior written consent of the Company and (ii) for three years thereafter, it will not bid for, purchase, contract to purchase or otherwise acquire, directly or indirectly, any shares of Common Stock or interests therein without the prior written consent of the Company if, after consummation of such acquisition, its percentage ownership, together with that of its affiliates, of the total number of shares of Common Stock of the Company at the time outstanding would exceed a specified percentage ownership level. In addition, each Standby Purchaser will agree for a period of five years to limit its purchases of additional shares of Common Stock at the Company's request to the extent that any such purchase could reasonably be expected to result in an "ownership change" under Section 382 of the Code and regulations promulgated thereunder.

                               GRAPHICS APPENDIX


PAGE WHERE
GRAPHIC OR IMAGE           NARRATIVE DESCRIPTION OR
MATERIAL APPEARS           CROSS REFERENCE
- ----------------           ----------------------------------------------------
PAGE 2                     Map of State of California with enlarged inset map of Southern California showing six branch locations of Registrant's subsidiary banks.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses to be paid by the Registrant in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, are as follows (all amounts are estimated except the SEC, Nasdaq and NASD filing fees):


      SEC filing fee............................................... $  3,017.24
      Nasdaq listing fees..........................................   18,500.00
      NASD filing fee..............................................    1,375.00
      Printing and engraving fees..................................   75,000.00
      Accounting fees and expenses.................................   50,000.00
      Legal fees and expenses......................................  200,000.00
      Blue sky fees and expenses...................................   30,000.00
      Transfer agent and registrar's fees and expenses.............   10,000.00
      Subscription agent fees and expenses.........................    9,500.00
      Information agent fees and expenses..........................    5,000.00
      Miscellaneous................................................   50,000.00
                                                                    -----------
          Total.................................................... $452,392.24
                                                                    ===========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Article Five of the Registrant's Articles of Incorporation, as amended, provides that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Article Six of the Registrant's Articles of Incorporation provide that the corporation is authorized to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) in excess of that expressly permitted by such Section 317, subject to the limitations set forth in Section 204 of the California Corporations Code, for breach of duty to the corporation and its stockholders through bylaw provisions or through arguments, or both.

  Article VI of the Registrant's amended Bylaws provide as follows:

                                   ARTICLE VI

                                INDEMNIFICATION

  Section 1. Definitions. For the purposes of this Article, "agent", includes any person who is or was a Director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a Director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" includes any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification pursuant to law.

  Section 2. Extent of Indemnification. The corporation shall, to the maximum extent permitted by the General Corporations Law of California, advance expenses to and indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.

  Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity of arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this Article.

ITEM 16. EXHIBITS

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 1.1     -- Form of Agency Agreement
 3.1     -- Articles of Incorporation, as amended (1)
 3.2     -- Bylaws, as amended (1)
 4.1     -- Subscription Rights Certificate
 5       -- Opinion of Manatt, Phelps & Phillips
 8       -- Tax opinion of Manatt, Phelps & Phillips
 10.1    -- 1991 Incentive Stock Option Plan (2)
 10.2    -- Incentive Stock Option Plan (3)
 10.3    -- Incentive Stock Option Plan of Conejo (former subsidiary of
            Ventura) (4)
 10.4    -- Non-Qualified Stock Option Plan of Conejo (former subsidiary of
            Ventura) (5)
 10.5    -- 401(k)/Employee Stock Ownership Plan (6)
 10.6    -- Deposit Insurance Transfer and Asset Purchase Agreement among
            Resolution Trust Corporation Receiver of Westco Savings Bank, F.S.B.
            and Frontier Bank, N.A., (7)
 10.7    -- Salary Continuation Agreement for Cupp (1)
 10.8    -- Employment Agreement for Kellogg.
 10.9    -- Employment Agreement for Raggio.
 10.10   -- Employment Agreement for Lagomarsino
 11      -- Computation of Per Share Earnings (1)
 23.1    -- Consent of Deloitte & Touche LLP
 23.2    -- Consent of Manatt, Phelps & Phillips (included within Exhibits 5 and 8)
 24      -- Power of Attorney (See page II-5)
 27      -- Financial Data Schedule
 99.1    -- Instructions as to Use of Subscription Right Certificates
 99.2    -- Form of Letter to Shareholders
 99.3    -- Form of Letter to Shareholders With Addresses Outside the United
            States and Canada or APO or FPO Address
 99.4    -- Form of Letter to Nominee Holders
 99.5    -- Form of Certificate and Request for Additional Rights
 99.6    -- Form of Nominee Holder Oversubscription Certification
 99.7    -- Form of Letter from Nominee Holders to Beneficial Owners
 99.8    -- Form of Notice of Guaranteed Delivery
 99.9    -- DTC Participant Oversubscription Exercise Form
 99.10   -- Form of Standby Purchase Agreement
 99.11   -- Form of Information Agent Agreement
 99.12   -- Form of Subscription Agent Agreement
 99.13   -- Form of Cover Letter to Standby Purchaser
 99.14   -- Question and Answer Format Additional Soliciting Materials
 99.15   -- Form of Escrow Agreement
 99.16   -- Form of Cover Letter to Standby Purchaser
 99.17   -- Form of Letter to Standby Purchaser

- --------


(1) This exhibit is filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.
(2) This exhibit is filed as an Exhibit to the Registrant's S-8 Registration Statement File No. 33-9207 and incorporated herein by reference.
(3) This exhibit is filed as Exhibit 10.6 to Registrant's Statement File No. 33-9207 and incorporated herein by reference.
(4) This exhibit is filed as Exhibit 10.1 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(5) This exhibit is filed as Exhibit 10.2 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(6) This exhibit is filed as Exhibit 10.5 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(7) This exhibit is filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes as follows:

  A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  B. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

  C. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most post-effective amendment thereof) which, individually or in the aggregate, present a fundamental change in the information set forth in the registration statement;

  D. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act that are incorporated by reference to the registration statement.

  E. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  F. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  G. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

  H. That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oxnard, State of California, on May 8, 1995.

                                          VENTURA COUNTY NATIONAL BANCORP


                                          By:     James B. Hussey
                                            ___________________________________
                                                     James B. Hussey
                                                  Chairman of the Board

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               SIGNATURE                             TITLE                    DATE
               ---------                             -----                    ----
                                         Director                         May  , 1995
________________________________________
             Michael Antin

            Ralph R. Bennett             Director                         May 8, 1995
________________________________________
            Ralph R. Bennett

            Richard S. Cupp              Director, President and          May 8, 1995
________________________________________  Chief Executive Officer
            Richard S. Cupp               (Principal Executive
                                          Officer)

             James M. Davis              Director                         May 8, 1995
________________________________________
             James M. Davis

          Bart M. Hackley, Jr.           Director                         May 8, 1995
________________________________________
         Bart M. Hackley, Jr.

              W.E. Hartman               Director                         May 8, 1995
________________________________________
              W.E. Hartman

            James B. Hussey              Director                         May 8, 1995
________________________________________
            James B. Hussey

         Richard A. Lagomarsino          Director                         May 8, 1995
________________________________________
         Richard A. Lagomarsino

               SIGNATURE                             TITLE                    DATE
               ---------                             -----                    ----
                                         Director                         May   , 1995
________________________________________
            Zella A. Rushing

            Raymond E. Swift             Director                         May 8, 1995
________________________________________
            Raymond E. Swift

           Simone Lagomarsino            Senior Vice President and        May 8, 1995
________________________________________  Chief Financial Officer
           Simone Lagomarsino             (Principal Accounting
                                          Officer)